   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 9, 1999



                                                      REGISTRATION NO. 333-80523

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1



                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             SUSQUEHANNA MEDIA CO.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                 DELAWARE                               4841; 4832; 7379                              23-2722964
         (STATE OF INCORPORATION)                 (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER IDENTIFICATION NO.)
                                                     CLASSIFICATION NUMBER)

                             140 EAST MARKET STREET
                            YORK, PENNSYLVANIA 17401
                                 (717) 848-5500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                CRAIG W. BREMER

                         SECRETARY AND GENERAL COUNSEL
                             140 EAST MARKET STREET
                            YORK, PENNSYLVANIA 17401
                                 (717) 848-5500
       (NAMES AND ADDRESSES, INCLUDING ZIP CODES, AND TELEPHONE NUMBERS,
                  INCLUDING AREA CODES, OF AGENTS FOR SERVICE)

  IT IS RESPECTFULLY REQUESTED THAT THE COMMISSION SEND COPIES OF ALL NOTICES,
                         ORDERS AND COMMUNICATIONS TO:

                             CHARLES R. MONROE, JR.
                               HUNTON & WILLIAMS
                       BANK OF AMERICA PLAZA, SUITE 3500
                             101 SOUTH TRYON STREET
                        CHARLOTTE, NORTH CAROLINA 28211
                                 (704) 378-4700

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------
                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                 Subject to Completion, dated September 9, 1999


                                  $150,000,000

                                      LOGO

                       OFFER TO EXCHANGE ALL OUTSTANDING
             $150,000,000 8 1/2% SENIOR SUBORDINATED NOTES DUE 2009
      FOR $150,000,000 8 1/2% SENIOR SUBORDINATED EXCHANGE NOTES DUE 2009

    INTEREST PAYABLE MAY 15 AND NOVEMBER 15, BEGINNING ON NOVEMBER 15, 1999


                      MATERIAL TERMS OF THE EXCHANGE OFFER



- We are offering to exchange the outstanding notes described above for an equal amount of new notes that are registered under the Securities Act of 1933.



- The exchange offer will expire at 5:00 P.M., New York City time, on
                 , 1999, unless extended.



- The terms and provisions of the exchange notes are substantially identical to the terms of the outstanding notes.


- We do not intend to list the exchange notes on any national securities exchange or Nasdaq.


- The exchange of notes should not be a taxable exchange for U.S. federal income tax purposes.



     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 12 OF THIS PROSPECTUS BEFORE PARTICIPATING IN THE EXCHANGE OFFER OR INVESTING IN THE EXCHANGE NOTES ISSUED IN THE EXCHANGE OFFER.


     We are not making this exchange offer in any state or jurisdiction where it is not permitted.

     Neither the U.S. Securities and Exchange Commission nor any other federal or state securities commission has approved or disapproved the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

             The date of this prospectus is                , 1999.

                               TABLE OF CONTENTS


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
                                                              PAGE
                                                              ----
Prospectus Summary..........................................     1
Risk Factors................................................    12
Where You Can Get More Information..........................    21
The Exchange Offer..........................................    22
Use of Proceeds.............................................    31
Capitalization..............................................    31
Unaudited Consolidated as Adjusted Financial Data...........    32
Selected Historical Consolidated Financial and Operating
  Data......................................................    33
Management's Discussion and Analysis of Financial Conditions
  and Results of Operation..................................    35
Business....................................................    42
Regulation..................................................    60
Management..................................................    66
Beneficial Ownership of Susquehanna Media and Susquehanna
  Pfaltzgraff...............................................    69
Certain Transactions........................................    71
Description of Certain Indebtedness.........................    73
Description of the Exchange Notes...........................    75
Certain U.S. Federal Income Tax Considerations..............   106
Plan of Distribution........................................   109
Legal Matters...............................................   109
Experts.....................................................   109
Index to Annual Audited Consolidated Financial Statements...   F-1
Index to Interim Unaudited Condensed Consolidated Financial
  Statements................................................  F-21

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere in this prospectus. It does not, however, contain all of the information that may be important to you. Before deciding to participate in the exchange offer or invest in the exchange notes, and in order to fully understand the exchange offer, you should read this entire prospectus carefully, including the risk factors and financial statements and related notes. We conduct our radio operations through our direct subsidiary, Susquehanna Radio Corp., and our cable operations through our direct subsidiary, Susquehanna Cable Co. Our corporate parent is Susquehanna Pfaltzgraff Co.


                             SUSQUEHANNA MEDIA CO.


     We are a diversified communications company with operations in radio broadcasting and cable television. We own and operate 23 radio stations, making us the largest privately owned radio broadcaster and the 10th largest radio broadcaster overall in the United States based on revenues. We are also the 24th largest cable multiple system operator in the United States, serving approximately 186,000 subscribers.



     For the year ended December 31, 1998, we had revenues and EBITDA of $223.4 million and $73.9 million, respectively, with approximately 57% of EBITDA generated by our radio broadcast operations and 43% by our cable television operations. We define EBITDA under "Summary Historical and Unaudited As Adjusted Consolidated Financial and Operating Data" beginning on page 10. For the year ended December 31, 1998, our net income was $13.9 million, our cash flows from (used in) operating, investing and financing activities were $36.8 million, ($38.8 million) and $3.9 million, respectively, and our ratio of earnings to fixed charges was 2.3x.


RADIO BROADCASTING


     We own and operate 15 FM and 8 AM stations that serve four of the United States' ten largest radio markets as measured by revenue (San Francisco, Dallas, Houston and Atlanta), as well as three other significant markets (Cincinnati, Indianapolis and York, Pennsylvania). Our radio broadcasting business focuses on acquiring, developing and operating radio stations in the 40 largest markets in the United States. Our radio stations offer a broad range of programming formats, such as country, top 40, adult contemporary, oldies, rock, and sports and talk radio, each targeted to a specific demographic audience within a market. We believe that our large market radio presence and variety of programming formats makes us attractive to a diverse base of local and national advertisers and enables us to capitalize on our ratings to generate higher market revenue share.



     Our radio business strategy includes the following key elements:



- Focus on large markets. We generate approximately 73% of our radio revenue from the ten largest markets in the United States as measured by revenue and more than 90% from top 40 markets, and we intend to continue focusing on large markets. We believe that management efficiency is served by focusing on stations that are capable of producing significant revenue.



- Employ targeted programming and market research. We seek to maximize station operating performance through extensive market research, innovative programming, and distinctive marketing campaigns. We believe that, collectively, these initiatives establish strong listener loyalty and steadily increase audience share.


- Emphasize sales and marketing. We place great emphasis on being familiar with our listening audience and their lifestyle characteristics in order to match effectively our audience's demographics with the specific target audiences of our advertisers. This strategy enables us to:


     - partner with our advertisers to reach efficiently and effectively their targeted audiences;

     - attract more advertising revenues; and



     - build audience loyalty.



- Decentralize management. We believe that radio is primarily a local business and that much of its success results from the efforts of regional and local management and staff. Accordingly, we decentralize much of our operations to regional and local managers.



- Selectively pursue strategic acquisitions. In addition to continuing our rapid internal growth, we intend to pursue acquisition opportunities that would allow us to continue to compete more effectively for advertising revenues and to increase our growth rate of revenues and cash flow. Our acquisition strategy is selectively to acquire radio stations in our existing markets and in new, demographically attractive, fast-growing markets.


CABLE TELEVISION


     Our seven cable systems currently serve approximately 186,000 subscribers through 16 signal receiving and transmitting facilities, or headends, in Pennsylvania, Mississippi, Maine, Illinois and Indiana. We own, develop and operate geographically clustered cable television systems in small and medium-sized communities. We believe that these systems are less susceptible to competition and subscriber turnover than urban cable television systems and result in more predictable revenue and cash flow.



     Our cable television business strategy includes the following key elements:



- Build strategic clusters. We have pursued the development and acquisition of cable television systems in communities that are within close proximity to our existing systems to maximize operating efficiencies. We also interconnect systems within a cluster with fiber optic cable, enabling the consolidation of signal receiving and transmitting facilities.



- Focus on customer satisfaction. To maximize customer satisfaction, we strive to provide reliable, high-quality service offerings, superior customer service and attractive programming choices at reasonable rates. To meet this objective, we conduct subscriber surveys and marketing studies and implement programs to improve the skills of our customer service and technical employees. We believe that our customer service efforts have contributed to our subscriber growth and position us to sell additional products and services in the future.



- Continue upgrade of technical facilities. We seek to provide reliable, high-quality cable television services to our customers. To achieve this goal, we are expanding and upgrading our cable systems to increase channel capacity, enhance signal quality, improve technical reliability and reduce the number of signal receiving and transmitting facilities in our existing systems. We believe that these improvements enhance our position as the leading provider of multi-channel television services in our markets and create additional revenue opportunities.



- Develop new sources of revenues. We believe that the investment we have made in our cable systems has enabled us to generate additional revenue by providing expanded tiers of services and additional pay-per-view services. In addition, we are expanding new services, such as Internet access, high speed data, and video-on-demand and other interactive services. We believe that the new, enhanced services will attract new subscribers, increase revenue and cash flow per subscriber, improve customer loyalty and reduce customer turnover.

OTHER SERVICES


     We also provide Internet access and enhanced services to residential and business customers under the tradename "BlazeNet." Our services include:


     - Internet access via telephone dial-up service or cable modem;



     - website creation, hosting and maintenance; and


     - local and wide area network design, construction and operation.


     As a website host, we provide a central computer that is connected to the internet 24 hours a day. We store all of our customers' website files on our computer so that each website and all of its content are available to users worldwide at all times. Our local and wide area network services enable us to provide network services in both a limited area, such as a building or campus, or a larger area extending beyond a single building or campus.


                                ---------------



     We are a Delaware corporation with principal executive offices located at 140 East Market Street, York, Pennsylvania 17401. Our telephone number is (717) 848-5500.

                         SUMMARY OF THE EXCHANGE OFFER

THE EXCHANGE OFFER............   We are offering to exchange $1,000 principal
                                 amount of our 8 1/2% Senior Subordinated Notes due 2009, which have been registered under the Securities Act, for each $1,000 principal amount of our outstanding unregistered 8 1/2%
                                 Senior Subordinated Notes due 2009, which were issued by us on May 12, 1999 in a private offering.

                                 In order for your outstanding notes to be exchanged, you must properly tender them prior to the expiration of the exchange offer. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the exchange notes on or promptly after the expiration of the exchange offer.

                                 Outstanding notes may be tendered for exchange in whole or in part in integral multiples of $1,000 principal amount.

REGISTRATION RIGHTS
AGREEMENT.....................   We sold the outstanding notes on May 12, 1999
                                 to the initial purchasers of the outstanding notes. Simultaneously with that sale we signed a registration rights agreement with the initial purchasers which requires us to conduct this exchange offer.

                                 You have the right pursuant to the registration rights agreement to exchange your outstanding notes for exchange notes with substantially identical terms. This exchange offer is intended to satisfy these rights. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.


                                 For a description of the procedures for
                                 tendering outstanding notes, please refer to "The Exchange Offer" on page 22.


CONSEQUENCES OF FAILURE TO
  EXCHANGE YOUR OUTSTANDING
  NOTES.......................   If you do not exchange your outstanding notes
                                 for exchange notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer provided in the outstanding notes and the indenture. In general, the outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the outstanding notes under the Securities Act. To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted outstanding notes will be adversely affected.

EXPIRATION DATE...............   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on           , 1999 unless
                                 extended by us, in which case the term
                                 "expiration date" shall mean the latest date and time to which the exchange offer is extended.

CONDITIONS TO THE EXCHANGE
OFFER.........................   The exchange offer is subject to certain
                                 conditions that we may waive at our reasonable discretion. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. We reserve the right to terminate the exchange offer if certain specified conditions have not been satisfied and to waive any condition or otherwise amend the terms of the exchange offer in any respect.


PROCEDURES FOR TENDERING
  OUTSTANDING NOTES...........   If you wish to tender outstanding notes for
                                 exchange, you must:

                                      - complete and sign a letter of
                                        transmittal in accordance with the
                                        instructions contained in the letter of
                                        transmittal; and

                                      - forward the letter of transmittal by
                                        mail, facsimile transmission or hand
                                        delivery, together with any other
                                        required documents, to the exchange
                                        agent, either with the outstanding notes to be tendered or in compliance with the specified procedures for guaranteed delivery of such outstanding notes.

                                 Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer.

                                 Please do not send your letter of transmittal or certificates representing your outstanding notes to us. Those documents should only be sent to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent.

SPECIAL PROCEDURES FOR
BENEFICIAL OWNERS.............   If your outstanding notes are registered in the
                                 name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact such person promptly if you wish to tender your outstanding notes pursuant to the exchange offer.

WITHDRAWAL RIGHTS.............   You may withdraw the tender of your outstanding
                                 notes at any time prior to the expiration date by delivering a written notice of your withdrawal to the exchange agent in accordance with the withdrawal procedures set forth in this prospectus.


CONSEQUENCES OF NOT COMPLYING
  WITH EXCHANGE OFFER
  PROCEDURES..................   You are responsible for complying with all
                                 exchange offer procedures. You will only receive exchange notes in exchange for your outstanding notes if, prior to the expiration date, you:



                                      - deliver to the exchange agent the letter
                                        of transmittal, properly completed and
                                        duly executed, along with any other
                                        documents or signature guarantees
                                        required by
                                       the letter of transmittal, as well as
                                       certificates for the outstanding notes or a book-entry confirmation of a book-entry transfer of the outstanding notes into the exchange agent's account at the Depository Trust Company (DTC); or



                                      - comply with the guaranteed delivery
                                        procedures set forth in this prospectus.


                                 Any outstanding notes you hold and do not tender, or which you tender but which are not accepted for exchange, will remain outstanding. You will not have any appraisal or dissenters' rights in connection with the exchange offer.

                                 You should allow sufficient time to ensure that the exchange agent receives all required documents before the expiration of the exchange offer. Neither we nor the exchange agent has any duty to inform you of defects or irregularities with respect to the tender of your outstanding notes for exchange.


RESALES OF EXCHANGE NOTES.....   We believe that you will be able to resell
                                 exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the
                                 Securities Act, provided that:


                                      - you are acquiring the exchange notes in
                                        the ordinary course of your business;

                                      - you are not participating, and have no
                                        arrangement or understanding with any
                                        person to participate, in the
                                        distribution of the exchange notes; and


                                      - you are not an insider or a related
                                        party of Susquehanna Media.



                                 Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not and will not assume or indemnify you against such liability.



                                 Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with those resales.


EXCHANGE AGENT................   The exchange agent for the exchange offer is
                                 Chase Manhattan Trust Company, N.A. The
                                 address, telephone number and facsimile number of the exchange agent are set forth in "The
                                 Exchange Offer -- Exchange Agent" and in the letter of transmittal.

USE OF PROCEEDS...............   We will not receive any cash proceeds from the
                                 issuance of the exchange notes offered hereby.
                                 We used the net proceeds from the sale of the outstanding notes, together with borrowings under a new senior credit facility, to repay all outstanding indebtedness under our old senior credit facility and to make a $116.9 million loan to Susquehanna Pfaltzgraff to fund its employee stock ownership plan.


CERTAIN UNITED STATES FEDERAL
  INCOME TAX CONSEQUENCES.....   Your acceptance of the exchange offer and the
                                 related exchange of your outstanding notes for exchange notes will not be a taxable exchange for United States federal income tax purposes.
                                 You should not recognize any taxable gain or loss or any interest income as a result of the exchange.

                                 Please refer to "The Exchange Offer" section of this prospectus for more detailed information concerning the exchange offer.

                      SUMMARY TERMS OF THE EXCHANGE NOTES

     The exchange offer relates to the exchange of up to $150 million principal amount of exchange notes for an equal principal amount of outstanding notes. The form and terms of the exchange notes are substantially identical to the form and terms of the outstanding notes, except the exchange notes will be registered under the Securities Act. Therefore, the exchange notes will not bear legends restricting their transfer and will not be entitled to registration under the Securities Act. The exchange notes will evidence the same debt as the outstanding notes, which they replace, and both the outstanding notes and the exchange notes are governed by the same indenture.

SECURITIES OFFERED............   $150 million principal amount of 8 1/2% Senior
                                 Subordinated Exchange Notes due 2009.

ISSUER........................   Susquehanna Media Co.

MATURITY DATE.................   May 15, 2009.

INTEREST PAYMENT DATES........   May 15 and November 15 of each year, beginning
                                 on November 15, 1999.

OPTIONAL REDEMPTION...........   We may redeem:

                                      - all or part of the notes beginning on
                                        May 15, 2004, at the redemption prices
                                        stated in "Description of the
                                        Notes -- Optional Redemptions," plus
                                        accrued and unpaid interest on the notes to be redeemed; and

                                      - up to 35% of the notes at any time prior
                                        to May 15, 2002 at a price of 108.50% of their face amount, plus accrued and unpaid interest, with the proceeds of certain public equity offerings of our company or our subsidiaries.

RANKING.......................   The notes will be unsecured senior subordinated
                                 obligations of Susquehanna Media. The notes will rank behind all of our existing and future senior debt, including indebtedness under the new senior credit facility. The notes will effectively rank behind any of our future indebtedness that is secured by any of our assets to the extent of the value of such assets, even if such indebtedness expressly provides that it is not senior to the notes. In the future, we may issue debt that ranks senior, equal or subordinate to the notes.

CHANGE OF CONTROL.............   If a third party acquires control of
                                 Susquehanna Media, you will have the right to require us to repurchase your notes at a price equal to 101% of the principal amount of your notes plus accrued and unpaid interest to the date of purchase.

ASSET SALE PROCEEDS...........   In certain instances, we must use the net cash
                                 proceeds of certain asset sales to offer to purchase the notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to the date of purchase.

BASIC COVENANTS OF
INDENTURE.....................   We will issue the exchange notes under an
                                 indenture that also governs the outstanding notes. The indenture contains covenants for your benefit. Such covenants will, among other things, restrict our ability to:

                                      - incur additional debt;

                                      - pay dividends and make distributions;

                                      - repurchase securities;

                                      - make certain investments;

                                      - incur liens;

                                      - transfer or sell assets;


                                      - enter into transactions with insiders or
                                        related parties;


                                      - issue or sell stock of subsidiaries; and

                                      - merge or consolidate.

                                 These covenants are subject to a number of important exceptions and qualifications that are described under "Description of the Exchange Notes -- Certain Covenants."

                                 Please refer to the "Description of the
                                 Exchange Notes" section of this prospectus for more detailed information regarding the exchange notes.

                                  RISK FACTORS

     You should read the "Risk Factors" section of this prospectus as well as the other cautionary statements throughout this prospectus before making an investment in the exchange notes or tendering your outstanding notes for exchange notes.

                  SUMMARY HISTORICAL AND UNAUDITED AS ADJUSTED
                   CONSOLIDATED FINANCIAL AND OPERATING DATA


     We present below summary historical and as adjusted financial and operating data. We derived the historical financial data as of and for the years ended December 31, 1994 through December 31, 1998 from our audited consolidated financial statements. We derived the historical financial data as of and for the six months ended June 30, 1998 and June 30, 1999 from our unaudited consolidated financial statements. Our audited consolidated financial statements and related notes for the years ended December 31, 1996, 1997 and 1998 and unaudited consolidated financial statements and related notes for the six months ended June 30, 1998 and June 30, 1999 are included elsewhere in this offering memorandum.



     The unaudited as adjusted consolidated data presented below is based upon our audited consolidated financial statements for the year ended December 31, 1998, after giving effect to the issuance and sale of the outstanding notes, the closing of a new $450 million senior credit facility, the repayment of our old senior credit facility, the prepayment of senior notes, and a $116.9 million loan to Susquehanna Pfaltzgraff to fund its employee stock ownership plan. The unaudited as adjusted consolidated income statement data presented below is based on certain assumptions that we believe accurately represent the effect of such transactions as if they had occurred on January 1, 1998, while the as adjusted balance sheet data presented below assumes that such transactions occurred on December 31, 1998. By including unaudited as adjusted financial data, we do not suggest that the data indicates what our results of operations or financial position actually would have been had the transactions described above been completed on the assumed dates. You should read this information and the accompanying notes in conjunction with the consolidated financial statements and related notes and the other financial information included elsewhere in this prospectus.



                                                                                                            SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                               JUNE 30,
                                     ------------------------------------------------------------------   --------------------
                                                                                            AS ADJUSTED
                                       1994       1995       1996       1997       1998        1998         1998       1999
                                     --------   --------   --------   --------   --------   -----------   --------   ---------
                                                           (DOLLARS IN THOUSANDS, EXCEPT OPERATING DATA)
INCOME STATEMENT DATA:
  Revenues:
    Radio..........................  $ 93,967   $100,556   $116,300   $131,438   $151,170    $151,170     $ 70,701   $  82,230
    Cable..........................    45,010     48,544     55,791     65,122     70,641      70,641       34,486      39,520
    Other..........................        --         --         85        539      1,616       1,616          681       1,400
                                     --------   --------   --------   --------   --------    --------     --------   ---------
  Total revenues...................   138,977    149,100    172,176    197,099    223,427     223,427      105,868     123,150
  Operating income.................    29,409     30,186     36,791     42,710     51,203      16,280       23,544      27,160
  Net income.......................     9,135      9,213     21,523     16,594     13,952      10,168        5,605       6,024

OTHER DATA:
  Adjusted EBITDA(1)...............    42,688     42,917     52,500     62,881     73,866      73,866       34,030      43,370
  Cash flows related to:
    Operating activities...........    17,729     27,828     21,711     36,347     36,843      32,769       13,432      23,221
    Investing activities...........    (1,669)    (2,469)   (81,588)   (70,339)   (38,842)    (38,842)     (24,917)   (163,657)
    Financing activities...........   (16,060)   (25,359)    60,595     33,334      3,941      32,091       13,165     139,907
  Depreciation and amortization....    12,271     11,402     14,531     19,744     22,329      22,329       10,932      13,763
  Capital expenditures.............    11,113     12,899     12,073     22,610     29,592      29,592       13,432      12,788
  Ratio of earnings to fixed
    charges(2).....................       2.4x       2.3x       4.1x       2.7x       2.3x        1.8x         2.0x        2.5x

BALANCE SHEET DATA (AT END OF
  PERIOD):
  Total assets.....................  $125,582   $141,902   $238,628   $333,476   $355,141    $461,281     $351,287   $ 519,554
  Total debt.......................   135,175    137,450    200,350    265,500    272,776      (5,028)     278,900     420,448
  Stockholders' equity
    (deficit)(3)...................   (48,776)   (40,814)   (18,191)    (2,295)     9,201     400,841        2,766      14,455

                                                                                                            SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                               JUNE 30,
                                     ------------------------------------------------------------------   --------------------
                                                                                            AS ADJUSTED
                                       1994       1995       1996       1997       1998        1998         1998       1999
                                     --------   --------   --------   --------   --------   -----------   --------   ---------
                                                           (DOLLARS IN THOUSANDS, EXCEPT OPERATING DATA)
CABLE OPERATING DATA:(4)
  Homes passed.....................   173,674    182,465    215,715    211,808    214,650     239,353      216,366     241,130
  Basic subscribers................   127,972    137,885    159,871    164,186    166,917     183,978      167,616     186,333
  Basic penetration(5).............      73.7%      75.6%      74.1%      77.5%      77.8%       76.9%        77.5%       77.3%
  Premium units(6).................    72,740     68,701     71,928     72,212     65,327      69,086       71,152      72,897
  Premium penetration(7)...........      56.8%      49.8%      45.0%      44.0%      39.1%       37.6%        42.3%       39.1%
  Average monthly revenue per basic
    subscriber(8)..................  $  29.93   $  30.42   $  31.81   $  33.49   $  35.18          --     $  34.46   $   36.03


---------------

(1) We define adjusted EBITDA as net income before income taxes, extraordinary items, interest expense, interest income, depreciation and amortization, employee stock ownership plan expense, pension curtailment gain, minority interest, and any gain or loss on the disposition of assets. Employee stock ownership plan expense for the six months ended June 30, 1999 was $2.5 million.



    Although adjusted EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles, we believe that adjusted EBITDA is a meaningful measure of performance because it is commonly used in the radio and cable television industries to analyze and compare radio and cable television companies on the basis of operating performance, leverage and liquidity. In addition, our new senior credit facility and the indenture that governs the notes contain certain covenants in which compliance is measured by computations substantially similar to those used in determining adjusted EBITDA. There are no legal restrictions on the use of adjusted EBITDA, other than those contained in our new senior credit facility and indenture. Management expects that adjusted EBITDA will be used to satisfy working capital, debt service and capital expenditure requirements and other commitments and contingencies. Adjusted EBITDA should not be considered in isolation or as a substitute for or an alternative to net income, cash flow from operating activities or other income or cash flow data prepared in accordance with GAAP. Adjusted EBITDA should not be considered as a measure of a company's operating performance or liquidity. Adjusted EBITDA as presented may not be comparable to other similarly titled measures used by other companies.



(2) The ratio of earnings to fixed charges is expressed as the ratio of income before income taxes and extraordinary items plus fixed charges (excluding capitalized interest) to fixed charges. Fixed charges consist of interest expense, capitalized interest and one-third of rental expense (the portion deemed representative of the interest factor).



(3) The 1998 as adjusted stockholders' deficit reflects the write-off of unamortized debt issuance costs associated with the old senior credit facility and the senior notes and the prepayment premium on the senior notes, which total $5.5 million ($3.2 million net of income taxes).



(4) The 1998 as adjusted cable operating data gives effect to the January 29, 1999 acquisition of Hanover Cable TV.



(5) Basic penetration represents basic subscribers as a percentage of homes passed.



(6) Premium units represents the aggregate number of individual premium services (e.g., HBO, Cinemax, Showtime) for which customers have subscribed.



(7) Premium penetration represents premium units as a percentage of basic subscribers.



(8) Average monthly revenue per basic subscriber represents revenues divided by 12 divided by the weighted average number of subscribers for the year.

                                  RISK FACTORS


     Before tendering your outstanding notes for exchange notes or investing in the exchange notes, you should be aware that there are various risks involved in your investment. We have discussed below the material risks that you should consider in making your investment decision. You should consider carefully these risk factors, together with all of the other information included in this prospectus.


RISKS RELATING TO OUR INDEBTEDNESS AND THE NOTES


OUR SIGNIFICANT DEBT SERVICE OBLIGATIONS WILL LIMIT OUR CASH FLOW AND AFFECT HOW WE OPERATE OUR COMPANY.



     We have a significant level of debt and debt service obligations. As of June 30, 1999, we had approximately $420.4 million of indebtedness. We also had the ability to incur $179.7 million of additional debt under our new senior credit facility. In addition, the indenture governing the notes allows us to incur additional indebtedness under certain circumstances. If we add new debt to our current debt levels, the related risks that we now face could intensify.


     Our substantial indebtedness poses important consequences to you, including the risks that:

        - we will use a substantial portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;


        - our indebtedness may limit our ability to obtain additional financing on satisfactory terms;



        - insufficient cash flow from operations may force us to sell assets, restructure or refinance our debt, or seek additional equity capital, which we may be unable to do at all or on satisfactory terms;


        - our level of indebtedness may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures;

        - indebtedness under the new senior credit facility bears interest at variable rates which could create higher debt service requirements if market interest rates increase; and


        - our failure to comply with the financial and other covenants applicable to our debt could result in an event of default, which, if not cured or waived, could have a material adverse effect on us.



     These risks may directly impact our ability to service our debt obligations, including the notes.



BECAUSE THE NOTES WILL BE SUBORDINATED TO OUR SENIOR DEBT, WE MUST MAKE PAYMENTS ON OUR SENIOR DEBT BEFORE YOU RECEIVE INTEREST AND PRINCIPAL PAYMENTS.



     Before paying principal and interest on the notes, we must first make payments on our existing and future senior debt, including all outstanding amounts under our new senior credit facility. As of June 30, 1999, we had approximately $270.4 million of senior indebtedness. In addition, we had approximately $179.7 million of additional borrowing availability under our new senior credit facility.



     Our obligations under the new senior credit facility are secured by substantially all of the assets (excluding real property) that we use in our business operations and by all of our voting common stock and the voting common stock of our direct and indirect subsidiaries. The new senior credit facility is guaranteed by all of our direct and indirect subsidiaries. If we are unable to repay amounts due on our secured debt, the lenders could proceed against the collateral securing the debt and we may not have enough assets left to pay you or other noteholders. In addition, the new senior credit facility prohibits us from paying amounts due on the notes, or from purchasing, redeeming or otherwise acquiring the notes if a default exists under our senior debt.


     None of our subsidiaries guarantees the notes. As a result, the notes are effectively subordinated in right of payment to all debt and other liabilities (including trade payables) of our subsidiaries, which, as of June 30, 1999, was $31.8 million. Substantially all of our consolidated assets are held by our subsidiaries. Any right we may have to receive assets of our subsidiaries upon their liquidation or reorganization, and the resulting rights of the holders of notes to participate in those assets, would be subordinated to the claims of our subsidiaries' creditors except in certain limited circumstances.



WE DEPEND UPON OUR SUBSIDIARIES FOR THE CASH FLOW NECESSARY TO SERVICE OUR DEBT OBLIGATIONS, INCLUDING THE NOTES.



     The notes are obligations exclusively of Susquehanna Media, which is a holding company. We conduct our business through our operating subsidiaries and do not have any operations of our own. As a result, we are dependent upon the ability of our subsidiaries to provide us with cash, in the form of dividends, intercompany credits, loans or otherwise, to meet our debt service obligations, including our obligations under the notes. These subsidiaries are separate and distinct legal entities and have no obligations to pay any amounts due on the notes or to make any funds available therefor. In addition, dividends, loans or other distributions to us from our subsidiaries may be subject to contractual or other restrictions, will depend upon the results of operations of such subsidiaries and may be subject to other business considerations.



     Not all of our subsidiaries are wholly-owned. To the extent that subsidiaries of Susquehanna Media that are not wholly-owned declare dividends or make other distributions to stockholders, these minority stockholders will receive their shares of such payments, and such amounts will not be available to pay principal or interest on the notes. The indenture governing the notes does, however, limit the amount of dividends and other distributions that may be paid to these minority stockholders.



OUR INDEBTEDNESS PROHIBITS US FROM ENGAGING IN ACTIVITIES THAT MAY BENEFIT US.



     Our new senior credit facility and the indenture governing the notes each contain a number of significant covenants. These covenants limit or restrict our ability to:



        - incur additional debt;



        - pay dividends and make distributions;



        - repurchase securities;



        - make certain investments;



        - incur liens;



        - transfer or sell assets;



        - enter into transactions with insiders or related parties;


        - issue or sell stock of subsidiaries; or

        - merge or consolidate.


     These limitations and restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our best interests.

WE MAY NOT HAVE SUFFICIENT FUNDS TO REPAY THE NOTES UPON A CHANGE OF CONTROL.



     If we experience certain changes of control, you will have the right to require us to purchase your notes at a purchase price equal to 101% of the principal amount of your notes plus accrued and unpaid interest. Under those circumstances, we may also be required to:



     - repay our outstanding senior debt; or



     - obtain our lenders' consent for our purchase of the notes.



If we cannot repay our debt or cannot obtain the required consents, we may be unable to purchase the notes. This would be an event of default under the indenture. Upon a change of control, we cannot guarantee that we will have sufficient funds to make any debt payment, including purchases of the notes, as described above. To avoid default, we would try to refinance our debt. We cannot guarantee, however, that such refinancing, if available, would be on favorable terms.



OUR SENIOR CREDIT FACILITY CONTAINS CROSS-DEFAULT PROVISIONS THAT MAY ENABLE SENIOR LENDERS TO PROCEED AGAINST COLLATERAL IN THE EVENT OF A DEFAULT ON THE NOTES.



     The events that qualify under the indenture as events of default, including a change of control, may also be events of default under our new senior credit facility or other indebtedness. An event of default under the new senior credit facility would permit our lenders to accelerate our indebtedness. If we cannot repay such borrowings when due, the lenders could proceed against the collateral securing the debt.



THE FAILURE OF A MARKET TO DEVELOP COULD AFFECT THE LIQUIDITY AND PRICE OF YOUR EXCHANGE NOTES.


     The exchange notes will be a new issue of securities for which there is no existing trading market. We cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to develop, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. In addition, any market-making by the initial purchasers of the outstanding notes may be limited during the exchange offer or the pendency of any resale registration statement and may be discontinued at any time without notice. We do not intend to apply for listing of the exchange notes on any national securities exchange or on Nasdaq. The liquidity of, and trading market for, the exchange notes also may be adversely affected by changes in the market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes.


RISKS RELATING TO THE COMPANY



IF WE DO NOT SUCCESSFULLY INTEGRATE FUTURE ACQUISITIONS, WE MAY NOT SUCCESSFULLY INCREASE OUR CASH FLOW.



     As part of our business strategy, we intend to acquire suitable radio stations and cable systems. In the event that we acquire additional radio stations and cable systems, we may have difficulty integrating the operations, systems and management of such businesses, and unforeseen integration difficulties may require a disproportionate amount of management's attention and our other resources. In addition, there can be no assurance that any future acquisitions will be as successful as recent acquisitions, and future acquisitions may not increase our cash flow or yield other anticipated benefits.

"YEAR 2000" COMPUTER PROBLEMS COULD DISRUPT OUR OPERATIONS.


     Many existing computer programs use only two digits to identify a year in the computer's processing operations. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. "Year 2000" issues affect virtually all companies and organizations, including our company. We have established a Year 2000 Task Force to manage an overall Year 2000 assessment, remediation, testing and contingency planning project. The Year 2000 Task Force has developed and is implementing a Year 2000 strategic plan. Our goal is to minimize the potential effects of the Year 2000 problem on customers and business processes. Our internal information technology, product delivery and support systems, as well as our key suppliers, vendors and customers are included in the scope of the investigation.


     We have not finished assessing the Year 2000 readiness of our computer systems. As a result, there can be no assurance that all of our systems will be Year 2000 compliant. In addition, the ability of third parties with whom we transact business to adequately address their Year 2000 issues is outside of our control. There can be no assurance, therefore, that the failure of such third parties to adequately address their Year 2000 issues will not have a material adverse effect on our business, results of operations and financial condition. We intend, under our Year 2000 strategic plan, to develop contingency plans by October 31, 1999 to mitigate any possible disruption in business that may result if certain of our systems or the systems of third parties are not Year 2000 compliant. We have not yet developed completely these contingency plans.


RISKS RELATING TO THE RADIO BROADCASTING INDUSTRY


WE ARE DEPENDENT UPON ADVERTISING REVENUES TO GENERATE INCOME AND CASH FLOW.



     We derive substantially all of our broadcast revenues from the sale of advertising on our radio stations. For the years ended December 31, 1996, 1997 and 1998, 97%, 98% and 98% of our broadcast revenues, respectively, were generated from the sale of advertising. Because advertisers generally reduce their spending during economic downturns, we could be adversely affected by a future national recession. In addition, because a substantial portion of our broadcast revenues are derived from local advertisers, our ability to generate advertising revenues in specific markets could be adversely affected by local or regional economic downturns. We are particularly dependent on advertising revenue from the San Francisco and Dallas markets, which generated 23.1% and 12.6%, respectively, of our total revenue in 1998.



COMPETITION FROM OTHER RADIO STATIONS AND MEDIA FORMS COULD REDUCE OUR ADVERTISING REVENUES AND CASH FLOW.



     The radio broadcasting industry is very competitive. The success of each of our stations is dependent upon its audience ratings and share of the overall advertising revenues within its market. Our stations compete for audiences and advertising revenues directly with other radio stations, and some of the owners of those competing stations have much greater financial resources than we do. Our stations also compete with other media such as cable television, newspapers, magazines, direct mail, compact discs, music videos, the Internet and outdoor advertising. We cannot be sure that any of our stations can maintain or increase its current audience ratings or market share. In addition, other stations may change their format or programming to compete directly with our stations for audience and advertisers, or engage in aggressive promotional campaigns. If this happens, the ratings and advertising revenues of our stations could decrease, the promotion and other expenses of our stations could increase, and our stations would have lower broadcast cash flow.

     New media technologies are also being introduced to compete with the radio broadcasting industry. Some of these new technologies are:


     - Digital audio broadcasting and satellite digital audio radio service, which provide for the delivery of multiple new, high quality audio programming formats to local and national audiences; and


     - Streaming audio delivered through the Internet.

     We cannot predict at this time the effect, if any, that any of these new technologies may have on the radio broadcasting industry in general or our stations in particular.


LICENSING AND OWNERSHIP RULES MAY LIMIT THE GROWTH OF OUR RADIO BROADCASTING OPERATIONS.


     The radio broadcasting industry is subject to extensive regulation by the Federal Communications Commission under the Communications Act of 1934. FCC approval is required for the issuance, renewal or transfer of radio broadcast station operating licenses. We cannot operate our radio stations without FCC licenses. The failure to renew our licenses on their expiration dates or the inclusion of conditions or qualifications in our licenses could have a negative impact on our business. The Communications Act and FCC rules impose specific limits on the number of stations an entity can own in a single market. Ownership rules may affect our acquisition strategy because they may prevent us from acquiring additional stations in a particular market. We may also be prevented from engaging in a swap transaction if the swap would cause us to violate these rules.

     The FCC has recently issued public notices suggesting that it may examine and impose limits upon the advertising revenue share acquired by one entity in a single market. It is not clear how the FCC will proceed in this area. In addition, the Department of Justice, either directly through its administration of the Hart-Scott-Rodino pre-merger notification requirements, or generally, has taken an active role in reviewing acquisitions of stations in particular markets and, in some instances, has conditioned its clearance on the parties' agreement to limit market share to a level approved by the Department.

RISKS RELATING TO THE CABLE TELEVISION INDUSTRY


COMPETITION FROM OTHER COMMUNICATION SERVICE PROVIDERS COULD REDUCE OUR REVENUES AND CASH FLOW.


     Our cable television systems face competition from:


     - alternative methods of receiving and distributing television signals, including:



             -- direct broadcast satellite, which is a satellite service of one or more program channels that can be received on a subscriber's premises directly using an antenna;



             -- multichannel multipoint distribution systems, which use low power microwave frequencies with increased channel capacity to transmit video programming over the air to customers;



             -- satellite master antenna television systems, which use one central antenna to receive and deliver programming to a concentrated group of viewers, such as in apartments, hotels or hospitals; and



             -- broadcast digital television, which can deliver high definition television pictures, digital-quality programs and CD-quality audio programming;


     - data transmission and Internet service providers; and

     - other sources of news, information and entertainment such as newspapers, movie theaters, live sporting events and home video products, including videotape cassette recorders and digital video disc players.



     The FCC and Congress are expected to consider proposals to enhance the ability of direct broadcast satellite providers to gain access to additional programming and to authorize direct broadcast satellite carriers to transmit distant signals of the major television networks or local signals to subscribers on a broader basis than permitted under current law. If direct broadcast satellite providers gain permission and are able to deliver distant signals of the major television networks or local or regional off-air signals, cable television system operators may lose a competitive advantage over direct broadcast satellite providers. In addition, some of the regional bell operating companies, other telephone companies, public utility companies and other entities are in the process of entering the cable television business. The regional bell operating companies, other telephone companies, public utility companies and other entities that may enter our business have significant access to capital, and several have expressed their intention to enter the multichannel video programming distribution business in addition to their existing voice and data transmission businesses. Among other things, telephone companies have an existing relationship with the households in their service areas, have substantial financial resources, and may have an existing infrastructure capable of delivering cable television service. Electric utilities also have the potential to become significant competitors in the video marketplace, as many of them already possess fiber optic transmission lines in certain of the areas they serve. In the last year, several utilities have announced, commenced, or moved forward with ventures involving multichannel video programming distribution.



     The Communications Act and related FCC regulations contain a number of provisions that encourage or facilitate competition to franchised cable systems. The Cable Television Consumer Protection and Competition Act of 1992 prohibits franchising authorities from granting exclusive cable television franchises and from unreasonably refusing to award additional competitive franchises. It also permits municipal authorities to operate cable television systems in their communities without franchises. As franchises are non-exclusive, other cable television companies can build their own systems and obtain franchises to operate directly in competition with us. We cannot predict whether competition from existing or future competitors or from developing and future technologies will reduce our revenues and cash flow. Moreover, as we expand and introduce new and enhanced services, including additional telecommunications services, we will be subject to increased competition from other telecommunications providers.



     Cable television systems operate in a very competitive business environment, and we may compete against competitors with fewer regulatory burdens, greater financial and personnel resources, greater brand name recognition and long-standing relationships with regulatory authorities. Moreover, mergers, joint ventures and alliances among franchise, wireless or private cable television operators, regional bell operating companies and others may result in providers capable of offering cable television and other telecommunications services in direct competition with us.



IF OUR CABLE FRANCHISES ARE NOT RENEWED OR IF OUR FRANCHISES ENCOUNTER COMPETITION, WE MAY EXPERIENCE A SIGNIFICANT DECLINE IN OUR REVENUES AND CASH FLOW.



     Cable television companies operate under non-exclusive franchises granted by local authorities, which are subject to renewal and renegotiation from time to time. Our business is dependent upon the retention and renewal of our local franchises. The non-renewal or termination of franchises relating to a significant portion of our subscribers could have a material adverse effect on our revenues and cash flow. A franchise is generally granted for a fixed term ranging from 5 to 15 years, but in many cases is terminable if the franchisee fails to comply with the material provisions of the franchise agreement. Franchises typically impose conditions relating to the use and operation of the cable television system, including requirements relating to the payment of fees, system bandwidth capacity, customer service requirements, franchise renewal and termination. The Cable Communications Policy Act of 1984 provides for an orderly franchise renewal process in which franchise renewal will not be unreasonably withheld. If renewal is denied and the franchising authority acquires ownership of the system or effects a transfer of the system to another person, the operator generally is entitled to the "fair market value," but with no value allocated to the franchise itself in a non-renewal situation, for the system covered by such franchise. No assurances can be given that we will be able to retain or renew our franchises or that the terms of any such renewals will be on terms as favorable to the Company as our existing franchises.



CHANGES IN CABLE TELEVISION REGULATION COULD INCREASE OUR COSTS AND REDUCE OUR REVENUES.



     The cable television industry is subject to extensive regulation by federal, local and, in some instances, state governmental agencies. The 1984 and 1992 Cable Acts, both of which amended the Communications Act, established a national policy to guide the development and regulation of cable television systems. Recently, the Communications Act was substantially amended by the Telecommunications Act of 1996. Principal responsibility for implementing the policies of the 1984 and 1992 Cable Acts and the 1996 Telecom Act has been allocated between the FCC and state or local regulatory authorities. Advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environment, are constantly occurring. It is therefore not possible to predict the effect that ongoing or future developments might have on the cable communications industry or on the operations of the Company.



     Federal law and regulation can increase the costs of operating our cable systems and limit the rates we can charge. The 1992 Cable Act and the FCC's rules implementing that act have increased the administrative and operational expenses of cable television systems. The FCC and local or state franchise authorities have also gained additional regulatory oversight powers under the act. The 1984 and 1992 Cable Acts and the corresponding FCC regulations have established, among other things:



     - rate regulations;



     - mandatory carriage and retransmission consent requirements that require a cable system under certain circumstances to carry a local broadcast station or to obtain consent to carry a local or distant broadcast station;



     - rules for franchise renewals and transfers; and


     - other requirements covering a variety of operational areas such as provisions governing advertising and certain aspects of program content, and technical standards and customer service requirements.


     For certain small cable operators, the 1996 Telecom Act eliminated rate regulation of cable programming service tiers and, in certain circumstances, basic services and equipment immediately after passage, and, as of March 31, 1999, deregulated rates for certain cable programming service tiers for most multiple system operators (including us). The FCC has played a significant role in implementing the rate deregulation provisions of the 1996 Telecom Act.



     The FCC and Congress continue to be concerned that rates for programming services are rising at a rate exceeding inflation. It is therefore possible that notwithstanding the recent elimination of cable programming service tiers rate regulation, Congress may enact legislation in the future to reimpose additional rate controls on cable systems. We are currently unable to predict the ultimate effect of the 1992 Cable Act or the 1996 Telecom Act, the ultimate outcome of future FCC rulemaking proceedings, or of litigation challenging various aspects of this federal legislation and the FCC's regulations implementing the legislation.

     State and Local Regulation can increase the costs of operating our cable systems and limit the rates we can charge. Cable television systems generally operate pursuant to non-exclusive franchises, permits or licenses granted by a municipality or other state or local governmental entity. The terms and conditions of franchises vary materially from jurisdiction to jurisdiction. A number of states subject cable systems to the jurisdiction of centralized state governmental agencies. No state in which we currently operate has enacted state level regulation. We cannot predict whether any of the states in which we currently operate will engage in such regulation in the future.



COPYRIGHT LAW CHANGES COULD INCREASE THE COSTS OF THE LICENSES WE NEED TO OPERATE OUR CABLE SYSTEMS.



     Cable systems, like ours, must obtain copyright licenses for the programming and television signals they carry. Copyright authority for programming on non-broadcast networks typically is obtained from the networks in question, and copyright authority for programming originated locally by the cable system must be obtained directly from copyright holders. The Copyright Act of 1976 provides a blanket license for copyrighted material on television stations whose signals a cable system retransmits. Cable operators can obtain this license by filing semi-annual reports and paying a percentage of their revenues as a royalty fee to the U.S. Copyright Office, which then distributes the royalty pool to copyright holders. For larger cable systems, these payments vary with the number and type of distant television stations the system carries. From time to time, Congress considers proposals to alter the blanket copyright license, some of which could make the license more costly.



IF OUR PROGRAMMING COSTS CONTINUE TO INCREASE AND WE CANNOT PASS THEM ALONG TO OUR CUSTOMERS, OUR CASH FLOW WILL DECREASE.


     Our cable programming costs are increasing. Programming has been and is expected to continue to be our largest single expense item and accounted for approximately 39% of the Company's total operating costs for the year ended December 31, 1998. In recent years, the cable industry has experienced a rapid escalation in the cost of programming, particularly sports programming. This escalation may continue, and we may not be able to pass programming cost increases on to our subscribers. In addition, as we add programming to our limited and "expanded basic" tiers, we may face additional market constraints on our ability to pass these costs on to our subscribers.


     We acquire approximately 67% of our cable programming through an affiliation agreement with a subsidiary of AT&T. We receive favorable rates on AT&T programming because Lenfest Communications, Inc., which is currently 50% owned by AT&T, holds minority ownership interests in Susquehanna Cable and its principal operating subsidiaries. We estimate that the favorable programming rates saved us at least $2.0 million in 1998. If Lenfest ceases to hold a significant interest in Susquehanna Cable, we may no longer receive the favorable programing rates. In such event, our programming rates will increase faster than they would otherwise, and we may not be able to pass such increases on to our subscribers.



CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS



     This prospectus includes forward-looking statements, including statements about our acquisitions and business strategy, our expected financial position and operating results, and our financing plans and similar matters. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to risks, uncertainties and assumptions about Susquehanna Media, including, among other things:



     - General economic and business conditions, both nationally and in our markets.



     - Our acquisition opportunities.

     - Our expectations and estimates concerning future financial performance, financing plans and the impact of competition.



     - Anticipated trends in our business, including those described in "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     - Existing and future regulations affecting our business.



     - Other risk factors set forth in this "Risk Factors" section.



     In addition, in those and other portions of this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to Susquehanna Media or our management, are intended to identify forward-looking statements. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.



     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

                       WHERE YOU CAN GET MORE INFORMATION



     This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the exchange notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents. Since these summaries may not contain all of the information that you may find important, you should review the full text of these documents. We have filed certain of these documents as exhibits to our registration statement.



     You should direct any request for information to Craig W. Bremer, our corporate Secretary, at least 10 business days before you tender your exchange notes in the exchange offer. Our mailing address and telephone number are:



                             Susquehanna Media Co.


                             140 East Market Street


                            York, Pennsylvania 17401


                                 (717) 848-5500



     As a result of the exchange offer, we will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. In addition, under the indenture governing the outstanding notes and the exchange notes, we have agreed that until we are subject to the reporting and informational requirements of the Exchange Act and during any other period in which we are not subject to those requirements, so long as the outstanding notes or the exchange notes remain outstanding, we will distribute to the holders of the notes, copies of the financial information that we would have been required to file with the SEC pursuant to the Exchange Act. This financial information shall include annual reports containing consolidated financial statements and notes thereto, together with an opinion thereon expressed by an independent public accounting firm, management's discussion and analysis of financial condition and results of operations, as well as quarterly reports containing unaudited condensed consolidated financial statements for the first three quarters of each fiscal year. We have also agreed to furnish to holders of outstanding notes and prospective purchasers of the exchange notes upon their request, the information required to be delivered pursuant to Rule 144(d)(4) under the Securities Act during any period in which we are not subject to the reporting and informational requirements of the Exchange Act.



     The registration statement, as well as such reports, exhibits and other information filed by us with the SEC can be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for additional information about its public reference room. Our SEC filings are also available without charge on the SEC's Internet site at http://www.sec.gov.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     In connection with the sale of the outstanding notes, we agreed to register the exchange notes. The exchange offer is being made to satisfy this contractual obligation.

     By tendering outstanding notes in exchange for exchange notes, each holder represents to us that:

        - any exchange notes to be received by a holder are being acquired in the ordinary course of that holder's business;

        - it has no arrangement or understanding with any person to participate in a "distribution" of exchange notes under the Securities Act;

        - it is not an "affiliate" of Susquehanna Media, as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

        - it has full power and authority to tender, exchange, sell, assign and transfer the tendered outstanding notes;

        - Susquehanna Media will acquire good, marketable and unencumbered title to the tendered outstanding notes, free and clear of all liens, restrictions, charges and encumbrances; and

        - the outstanding notes tendered for exchange are not subject to any adverse claims or proxies.

     Each tendering holder also will warrant and agree that it will, upon request, execute and deliver any additional documents that Susquehanna Media or the exchange agent deems to be necessary or desirable to complete the exchange, sale, assignment, and transfer of the outstanding notes tendered pursuant to the exchange offer.

     Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes pursuant to the exchange offer, where the outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes received in this exchange offer.

     The exchange offer is not being made to, nor will Susquehanna Media accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance of the exchange notes would be in violation of the securities or blue sky laws of that jurisdiction.

     Unless the context requires otherwise, the term "holder" with respect to the exchange offer means any person in whose name the outstanding notes are registered on the books of Susquehanna Media or any other person who has obtained a properly completed bond power from the registered holder, or any participant in DTC whose name appears on a security position listing as a holder of outstanding notes (which, for purposes of the exchange offer, include beneficial interests in the outstanding notes held by direct or indirect participants in DTC and outstanding notes held in definitive form).

TERMS OF THE EXCHANGE OFFER

     Susquehanna Media hereby offers, upon the terms and subject to the conditions shown in this prospectus and in the accompanying letter of transmittal, to exchange $1,000 principal amount of 8 1/2% Senior Subordinated Exchange Notes due 2009 for each $1,000 principal amount of outstanding

8 1/2% Senior Subordinated Notes due 2009 properly tendered before the expiration date and not properly withdrawn according to the procedures described below. Holders may tender their outstanding notes in whole or in part in integral multiples of $1,000 principal amount.

     The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:


     - the exchange notes have been registered under the Securities Act and therefore are not subject to the restrictions on transfer applicable to the outstanding notes; and


     - holders of the exchange notes will not be entitled to some of the rights of holders of the outstanding notes under the registration rights agreement.

The exchange notes evidence the same indebtedness as the outstanding notes and will be issued pursuant to and entitled to the benefits of the indenture that governs the outstanding notes.

     The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. Susquehanna Media reserves the right in its sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as discussed under "-- Conditions to the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $150 million principal amount of 8 1/2% Senior Subordinated Notes due 2009 was outstanding.

     Holders of outstanding notes do not have any appraisal or dissenters' rights in connection with the exchange offer. Outstanding notes that are not tendered for, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. See "Summary of the Exchange
Offer -- Consequences of Not Complying with Exchange Offer Procedures."

     If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of particular other events discussed herein or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof promptly after the expiration date.

     Holders who tender outstanding notes in connection with the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the outstanding notes in connection with the exchange offer. Susquehanna Media will pay all charges and expenses, other than specified applicable taxes. See "-- Fees and Expenses"

     NEITHER SUSQUEHANNA MEDIA NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO HOLDERS OF THE OUTSTANDING NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITION AND REQUIREMENTS.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The expiration date for the exchange offer is 5:00 p.m., New York City
time, on                , 1999 unless the exchange offer is extended by
Susquehanna Media. If Susquehanna Media does extend the exchange offer, the expiration date will be the latest date and time to which the exchange offer is extended.

     Susquehanna Media expressly reserves the right in its sole and absolute discretion, subject to applicable law, at any time and from time to time:


     - to delay the acceptance of the outstanding notes for exchange;



     - to terminate the exchange offer, whether or not any outstanding notes have already been accepted for exchange, if Susquehanna Media determines, in its sole and absolute discretion, that any of the events or conditions referred to under "-- Conditions to the Exchange Offer" has occurred or exists or has not been satisfied with respect to the exchange offer;



     - to extend the expiration date of the exchange offer and retain all outstanding notes tendered pursuant to the exchange offer, subject, however, to the right of holders of outstanding notes to withdraw their tendered outstanding notes as described under "-- Withdrawal Rights;" and


     - to waive any condition or otherwise amend the terms of the exchange offer in any respect.

     If the exchange offer is amended in a manner determined by Susquehanna Media to constitute a material change, or if Susquehanna Media waives a material condition of the exchange offer, Susquehanna Media will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the affected outstanding notes, and Susquehanna Media will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

     Any such delay in acceptance, termination, extension or amendment will be followed promptly by oral or written notice thereof to the exchange agent for the exchange offer (any such oral notice to be promptly confirmed in writing) and by making a public announcement, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which Susquehanna Media may choose to make any public announcement, and subject to applicable laws, Susquehanna Media shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

ACCEPTANCE FOR EXCHANGE AND ISSUANCE OF EXCHANGE NOTES

     Upon the terms and subject to the conditions of the exchange offer, promptly after the expiration date, Susquehanna Media will exchange, and will issue to the exchange agent, exchange notes for outstanding notes validly tendered and not withdrawn pursuant to the withdrawal rights described under "-- Withdrawal Rights."

     In all cases, delivery of exchange notes in exchange for outstanding notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:


     - outstanding notes or a book-entry confirmation of a book-entry transfer of outstanding notes into the exchange agent's account at DTC;



     - the letter of transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees; and


     - any other documents required by the letter of transmittal.

Accordingly, the delivery of exchange notes might not be made to all tendering holders at the same time, and will depend upon when outstanding notes, book-entry confirmations with respect to outstanding notes and other required documents are received by the exchange agent.

     The term "book-entry confirmation" means a timely confirmation of a book-entry transfer of outstanding notes into the exchange agent's account at DTC.

     Subject to the terms and conditions of the exchange offer, Susquehanna Media will be deemed to have accepted for exchange, and thereby exchanged, outstanding notes validly tendered and not withdrawn as, if and when Susquehanna Media gives oral or written notice to the exchange agent (any such oral notice to be promptly confirmed in writing) of Susquehanna Media's acceptance of such outstanding notes for exchange pursuant to the exchange offer. Susquehanna Media's acceptance for exchange of outstanding notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and Susquehanna Media upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as agent for Susquehanna Media for the purpose of receiving tenders of outstanding notes, letters of transmittal and related documents, and as agent for tendering holders for the purpose of receiving outstanding notes, letters of transmittal and related documents and transmitting exchange notes to holders who validly tendered outstanding notes. Such exchange will be made promptly after the expiration date of the exchange offer. If for any reason the acceptance for exchange or the exchange of any outstanding notes tendered pursuant to the exchange offer is delayed (whether before or after Susquehanna Media's acceptance for exchange of outstanding notes), or Susquehanna Media extends the exchange offer or is unable to accept for exchange or exchange outstanding notes tendered pursuant to the exchange offer, then, without prejudice to Susquehanna Media's rights set forth herein, the exchange agent may, nevertheless, on behalf of Susquehanna Media and subject to Rule 14e-1(c) under the Exchange Act, retain tendered outstanding notes and such outstanding notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under "-- Withdrawal Rights."

PROCEDURES FOR TENDERING OUTSTANDING NOTES


     Valid Tender. Except as set forth below, in order for outstanding notes to be validly tendered pursuant to the exchange offer, either:



     - a properly completed and duly executed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must be received by the exchange agent at the address set forth under "-- Exchange Agent" prior to the expiration date and tendered outstanding notes must be received by the exchange agent, or such outstanding notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the exchange agent, in each case prior to the expiration date; or


     - the guaranteed delivery procedures described below must be complied with.

     If less than all of the outstanding notes are tendered, a tendering holder should fill in the amount of outstanding notes being tendered in the appropriate box on the letter of transmittal. The entire amount of outstanding notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

     If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing. Unless waived by Susquehanna Media, evidence satisfactory to Susquehanna Media of such person's authority to so act must also be submitted.

     Any beneficial owner of outstanding notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial holder wishes to participate in the exchange offer.

     THE METHOD OF DELIVERY OF OUTSTANDING NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING HOLDER. DELIVERY WILL BE DEEMED MADE ONLY

WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY AND PROPER INSURANCE SHOULD BE OBTAINED. NO LETTER OF TRANSMITTAL OR OUTSTANDING NOTES SHOULD BE SENT TO SUSQUEHANNA MEDIA. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR THEM.

     Book-Entry Transfer. The exchange agent will request the establishment of an account with respect to the outstanding notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's book-entry transfer facility system may make a book-entry delivery of the outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfers. However, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, must in any case be delivered to and received by the exchange agent at its address set forth under "-- Exchange Agent" prior to the expiration date, or the guaranteed delivery procedure set forth below must be complied with.


     DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.


     Signature Guarantees. Certificates for outstanding notes need not be endorsed and signature guarantees on a letter of transmittal or a notice of withdrawal, as the case may be, are unnecessary unless:


     - a certificate for outstanding notes is registered in a name other than that of the person surrendering the certificate; or


     - a registered holder completes the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the letter of transmittal.

In the case of (a) or (b) above, such certificates for outstanding notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the letter of transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution," including (as such terms are defined and each an "Eligible Institution"):


     - a bank;



     - a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;



     - a credit union;



     - a national securities exchange, registered securities association or clearing agency; or


     - a savings association that is a participant in a Securities Transfer Association,

unless surrendered on behalf of such Eligible Institution. See Instruction 1 to the letter of transmittal.

     Guaranteed Delivery. If a holder desires to tender outstanding notes pursuant to the exchange offer and the certificates for such outstanding notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, such outstanding notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

          (1) such tenders are made by or through an Eligible Institution;

          (2) prior to the expiration date, the exchange agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the letter of transmittal, setting forth the name and address of the holder of outstanding notes and the amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent. The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile or mail to the exchange agent and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

          (3) the certificates (or book-entry confirmation) representing all tendered outstanding notes, in proper form for transfer, together with a properly completed and duly executed letter of transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

     Determination of Validity. All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered outstanding notes will be determined by Susquehanna Media, in its sole discretion, which determination shall be final and binding on all parties. Susquehanna Media reserves the absolute right, in its sole and absolute discretion, to reject any and all tenders it determines not to be in proper form or the acceptance for exchange of which may, in the view of counsel to Susquehanna Media, be unlawful. Susquehanna Media also reserves the absolute right, subject to applicable law, to waive any of the conditions of the exchange offer as set forth under "-- Conditions to the Exchange Offer" or any defect or irregularity in any tender of outstanding notes of any particular holder whether or not similar defects or irregularities are waived in the case of other holders.

     Susquehanna Media's interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and the instructions thereto) will be final and binding on all parties. No tender of outstanding notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. None of Susquehanna Media, any affiliates of Susquehanna Media, the exchange agent or any other person shall be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

RESALES OF EXCHANGE NOTES

     Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to Susquehanna Media, Susquehanna Media believes that holders of outstanding notes who exchange their outstanding notes for exchange notes may offer for resale, resell and otherwise transfer such exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act. This would not apply, however, to any holder that is a broker-dealer that acquired outstanding notes as a result of market-making activities or other trading activities or directly from Susquehanna Media for resale under an available exemption under the Securities Act. Also, resale would only be permitted for exchange notes that are acquired in the ordinary course of a holder's business, where such holder has no arrangement or understanding with any person to participate in the distribution of such exchange notes and such holder is not an "affiliate" of Susquehanna Media. The staff of the SEC has not considered our exchange offer in the context of a no-action letter, and there can be no assurance that the staff of the SEC would make a similar determination with respect to our exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes under the exchange offer, where such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. See "Plan of Distribution."


WITHDRAWAL RIGHTS

     Except as otherwise provided, tenders of outstanding notes may be withdrawn at any time prior to the expiration date of the exchange offer. In order for a withdrawal to be effective, such withdrawal must be in writing and timely received by the exchange agent at its address set forth under "-- Exchange Agent" prior to the expiration date. Any such notice of withdrawal must specify the name of the person who tendered the outstanding notes to be withdrawn, the principal amount of outstanding notes to be withdrawn, and (if certificates for such outstanding notes have been tendered) the name of the registered holder of the outstanding notes as set forth on the outstanding notes, if different from that of the person who tendered such outstanding notes. If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular certificates for the outstanding notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of outstanding notes tendered for the account of an Eligible Institution. If outstanding notes have been tendered pursuant to the procedures for book-entry transfer set forth in "-- Procedures for Tendering Outstanding Notes," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of outstanding notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of outstanding notes may not be rescinded. Outstanding notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time prior to the expiration date of the exchange offer by following any of the procedures described above under "-- Procedures for Tendering Outstanding Notes."

     All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by Susquehanna Media, in its sole discretion, which determination shall be final and binding on all parties. None of Susquehanna Media, any affiliates of Susquehanna Media, the exchange agent or any other person shall be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any outstanding notes which have been tendered but which are withdrawn will be returned to the holder promptly after withdrawal.

INTEREST ON THE EXCHANGE NOTES

     Interest on the exchange notes will be payable every six months on May 15 and November 15 of each year at a rate of 8 1/2% per annum, commencing November 15, 1999. The exchange notes will mature on May 15, 2009.

CONDITIONS TO THE EXCHANGE OFFER

     If any of the following conditions has occurred or exists or has not been satisfied prior to the expiration date, Susquehanna Media will not be required to accept for exchange any outstanding notes and will not be required to issue exchange notes in exchange for any outstanding notes. In addition, Susquehanna Media may, at any time and from time to time, terminate or amend the exchange offer, whether or not any outstanding notes have already been accepted for exchange, or may waive any conditions to or amend the exchange offer.

        - A change in the current interpretation by the staff of the SEC that permits resales of exchange notes as described above under "-- Resales of Exchange Notes;"


        - The institution or threat of an action or proceeding in any court or by or before any governmental agency or body with respect to the exchange offer that, in Susquehanna Media's judgment, would reasonably be expected to impair the ability of Susquehanna Media to proceed with the exchange offer;

        - The adoption or enactment of any law, statute, rule or regulation that, in Susquehanna Media's judgment, would reasonably be expected to impair the ability of Susquehanna Media to proceed with the exchange offer;

        - Any change or development involving a prospective change in the business or financial affairs of Susquehanna Media that Susquehanna Media believes might materially impair its ability to proceed with the exchange offer.


     If Susquehanna Media determines in its reasonable discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied at any time prior to the expiration date, Susquehanna Media may, subject to applicable law, terminate the exchange offer, whether or not any outstanding notes have already been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, Susquehanna Media will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes. In this case, Susquehanna Media will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.


TAX CONSEQUENCES OF THE EXCHANGE OFFER

     The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be considered a taxable exchange for U.S. federal income tax purposes because the exchange notes will not differ materially in kind or extent from the outstanding notes and because the exchange will occur by operation of the terms of the outstanding notes. Accordingly, such exchange will have no U.S. federal income tax consequences to holders of outstanding notes. A holder's adjusted tax basis and holding period in an exchange note will be the same as such holder's adjusted tax basis and holding period, respectively, in the outstanding notes exchange therefor. All references to Notes under the heading "Certain U.S. Federal Income Tax Considerations" in this prospectus apply equally to exchange notes as to outstanding notes.

     Holders considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations, as well as any consequences arising under state, local or foreign income tax or other tax law.

EXCHANGE AGENT

     Chase Manhattan Trust Company, National Association has been appointed as the exchange agent for the exchange offer. Delivery of the letters of transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent as follows:


     By Mail or By Hand (9:00 a.m. to 5:00 p.m., local time)


     CHASE MANHATTAN TRUST COMPANY, NATIONAL ASSOCIATION
     1650 Market Street
     One Liberty Place, Suite 5210
     Philadelphia, PA 19103
     Attention: Joseph C. Progar

     By Facsimile

     (215) 972-8372
     Attention: Joseph C. Progar
     Confirm by telephone: (215) 988-1317


     DELIVERY TO OTHER THAN THE ABOVE ADDRESSES OR FACSIMILE NUMBER WILL NOT CONSTITUTE A VALID DELIVERY.


FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by Susquehanna Media. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by officers, directors or employees of Susquehanna Media.

     Susquehanna Media has not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. Susquehanna Media has agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. Susquehanna Media will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of outstanding notes, and in handling or tendering for their customers.

     Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that if exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer tax will be billed directly to such tendering holder.

                                USE OF PROCEEDS


     We are making the exchange offer to satisfy our obligation under the registration rights agreement we entered into with the initial purchasers when we first issued the outstanding notes. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes, we will receive an equal principal amount of outstanding notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled. The proceeds from the offering of the outstanding notes, together with borrowings under our new $450 million senior credit facility, were used to repay in full our old senior credit facility and to make a loan of $116.9 million loan to Susquehanna Pfaltzgraff to fund its employee stock ownership plan.


     For a description of the new senior credit facility, see "Description of Certain Indebtedness."

                                 CAPITALIZATION


     The following table sets forth our capitalization as of June 30, 1999. The following information should be read in conjunction with the consolidated financial statements and related notes thereto and the other financial information contained elsewhere in this prospectus. See "Selected Historical Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                              AS OF JUNE 30, 1999
                                                              --------------------
                                                                 (IN THOUSANDS)
Long-term debt, including current maturities:
  New senior credit facility................................        $270,300
  Senior subordinated notes.................................         150,000
  Other.....................................................             148
                                                                    --------
          Total long-term debt..............................         420,448
Total stockholders' equity..................................          14,455
                                                                    --------
          Total capitalization..............................        $434,903
                                                                    ========

               UNAUDITED CONSOLIDATED AS ADJUSTED FINANCIAL DATA


     The following unaudited consolidated as adjusted income statement is based upon our historical financial statements. The unaudited adjustments are based upon available information and certain assumptions that our management believes are reasonable. This unaudited as adjusted income statement has been prepared to illustrate the effects of the issuance and sale of the outstanding notes, the closing of our new $450 senior credit facility, the repayment of our old senior credit facility, the prepayment of senior notes, and a $116.9 million loan to Susquehanna Pfaltzgraff to fund its employee stock ownership plan (collectively, the "Transactions") as if they had occurred on January 1, 1998. The unaudited as adjusted income statement does not purport to be indicative of what our results of operations would actually have been had the Transactions been completed on January 1, 1998, or to project our results of operations for any future period. The as adjusted financial information and the notes thereto should be read in conjunction with our historical financial statements and the other financial information included elsewhere in this prospectus.



                                                                YEAR ENDED DECEMBER 31, 1998
                                                      -------------------------------------------------
                                                      HISTORICAL        TRANSACTIONS        AS ADJUSTED
                                                      ----------        ------------        -----------
                                                                   (DOLLARS IN THOUSANDS)
Revenues............................................   $223,427                              $223,427
Operating and programming expenses..................     72,903                                72,903
Selling, general and administrative expenses........     76,992           4,923 (1)            81,915
Depreciation and amortization.......................     22,329                                22,329
                                                       --------                              --------
Operating income....................................     51,203                                46,280
Interest expense, net...............................     20,506           9,112 (2)            29,618
Gain on sale of assets..............................      1,748                                 1,748
Other income........................................        334           7,011 (3)             7,345
                                                       --------                              --------
Income before income taxes and minority interests...     32,779                                25,755
Provision for income taxes..........................     14,523          (2,950)(4)            11,573
                                                       --------                              --------
Income before minority interests....................     18,256                                14,182
Minority interests..................................     (4,304)            290 (5)            (4,014)
                                                       --------                              --------
Net income..........................................   $ 13,952                              $ 10,168
                                                       ========                              ========


---------------


(1) Reflects increased benefit expense as a result of participation by our employees in Susquehanna Pfaltzgraff's employee stock ownership plan.


(2) Reflects interest expense and amortization of deferred financing costs associated with borrowings under the new senior credit facility and the outstanding notes.


(3) Reflects interest earned on loan made to Susquehanna Pfaltzgraff ($116.9 million at 6%) to fund its employee stock ownership plan.


(4) Reflects the income tax effect of the adjustments.


(5) Reflects the minority interest effect of the adjustments, net of income taxes.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA


     Selected historical financial and operating data is set forth below. The financial data as of and for the years ended December 31, 1994 through December 31, 1998 is derived from our audited consolidated financial statements. The financial data as of and for the six months ended June 30, 1998 and June 30, 1999 is derived from our unaudited consolidated financial statements. Our audited consolidated financial statements and related notes for the years ended December 31, 1996, 1997 and 1998 and unaudited consolidated financial statements and related notes for the six months ended June 30, 1998 and June 30, 1999 are included elsewhere in this prospectus. You should read this information and the accompanying notes in conjunction with the consolidated financial statements and related notes and the other financial information included elsewhere in this prospectus.



                                                                                                  SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                        JUNE 30,
                                         ----------------------------------------------------   --------------------
                                           1994       1995       1996       1997       1998       1998       1999
                                         --------   --------   --------   --------   --------   --------   ---------
                                                        (DOLLARS IN THOUSANDS, EXCEPT OPERATING DATA)
INCOME STATEMENT DATA:
Revenues:
  Radio................................  $ 93,967   $100,556   $116,300   $131,438   $151,170   $ 70,701   $  82,230
  Cable................................    45,010     48,544     55,791     65,122     70,641     34,486      39,520
  Other................................        --         --         85        539      1,616        681       1,400
                                         --------   --------   --------   --------   --------   --------   ---------
Total revenues.........................   138,977    149,100    172,176    197,099    223,427    105,868     123,150
Operating expenses:
  Operating and programming............    43,570     50,289     57,800     65,754     72,903     39,269      44,836
  Selling, general and
    administrative.....................    53,727     57,223     63,054     68,891     76,992     32,123      37,391
  Depreciation and amortization........    12,271     11,402     14,531     19,744     22,329     10,932      13,763
                                         --------   --------   --------   --------   --------   --------   ---------
Total operating expenses...............   109,568    118,914    135,385    154,389    172,224     82,324      95,990
                                         --------   --------   --------   --------   --------   --------   ---------
Operating income.......................    29,409     30,186     36,791     42,710     51,203     23,544      27,160
Interest expense, net..................    11,644     12,111     13,797     18,890     20,506     10,400     (12,006)
Gain (loss) on sale of assets..........      (160)       (20)    21,768      9,451      1,748         --          --
Interest income from loan to parent
  company..............................        --         --         --         --         --         --         941
Pension curtailment gain...............        --         --         --         --         --         --       2,299
Other income...........................     1,008      1,329      1,177        426        334       (446)        (76)
                                         --------   --------   --------   --------   --------   --------   ---------
Income before income taxes.............    18,613     19,384     45,939     33,697     32,779     12,698      18,318
Provision for income taxes.............     7,911      8,913     20,305     14,033     14,523      5,387       7,616
                                         --------   --------   --------   --------   --------   --------   ---------
Income before extraordinary loss.......    10,702     10,471     25,634     19,664     18,256      7,311      10,702
Loss related to early retirement of
  debt.................................        --         --         --         --         --         --      (3,316)
                                         --------   --------   --------   --------   --------   --------   ---------
Income before minority interests.......    10,702     10,471     25,634     19,664     18,256      7,311       7,386
Minority interests.....................    (1,567)    (1,258)    (4,111)    (3,070)    (4,304)    (1,706)     (1,362)
                                         --------   --------   --------   --------   --------   --------   ---------
Net income.............................  $  9,135   $  9,213   $ 21,523   $ 16,594   $ 13,952   $  5,605   $   6,024
                                         ========   ========   ========   ========   ========   ========   =========
OTHER DATA:
Adjusted EBITDA:(1)
  Radio................................  $ 23,844   $ 22,997   $ 29,761   $ 34,062   $ 42,553   $ 18,985   $  25,663
  Cable................................    19,417     20,818     23,975     29,511     31,699     15,453      17,025
  Other................................      (573)      (898)    (1,236)      (692)      (386)      (408)        682
                                         --------   --------   --------   --------   --------   --------   ---------
Total adjusted EBITDA..................    42,688     42,917     52,500     62,881     73,866     34,030      43,370
Cash flows related to:
  Operating activities.................    17,729     27,828     21,711     36,347     36,843     13,432      23,222
  Investing activities.................    (1,669)    (2,469)   (81,588)   (70,339)   (38,842)   (24,917)   (163,658)
  Financing activities.................   (16,060)   (25,359)    60,595     33,334      3,941     13,165     139,907
Capital expenditures...................    11,113     12,899     12,073     22,610     29,592     13,432      12,788
Ratio of earnings to fixed
  charges(2)...........................       2.4x       2.3x       4.1x       2.7x       2.3x       2.0x        2.5x

BALANCE SHEET DATA (AT END OF PERIOD):
Total assets...........................  $125,582   $141,902   $238,628   $333,476   $355,141   $351,287   $ 519,554
Total debt.............................   135,175    137,450    200,350    265,500    272,776    278,900     420,448
Stockholders' equity (deficit).........   (48,776)   (40,814)   (18,191)    (2,295)     9,201      2,766      14,455

                                                                                                  SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                        JUNE 30,
                                         ----------------------------------------------------   --------------------
                                           1994       1995       1996       1997       1998       1998       1999
                                         --------   --------   --------   --------   --------   --------   ---------
                                                        (DOLLARS IN THOUSANDS, EXCEPT OPERATING DATA)
CABLE OPERATING DATA:
Homes passed...........................   173,674    182,465    215,715    211,808    214,650    216,366     241,130
Basic subscribers......................   127,972    137,885    159,871    164,186    166,917    167,616     186,333
Basic penetration(3)...................      73.7%      75.6%      74.1%      77.5%      77.8%      77.5%       77.3%
Premium units(4).......................    72,740     68,701     71,928     72,212     65,327     71,152      72,897
Premium penetration(5).................      56.8%      49.8%      45.0%      44.0%      39.1%      42.3%       39.1%
Average monthly revenue per basic
  subscriber(6)........................  $  29.93   $  30.42   $  31.81   $  33.49   $  35.18   $  34.46   $   36.03


---------------

(1) We define adjusted EBITDA as net income before income taxes, extraordinary items, interest expense, interest income, depreciation and amortization, employee stock ownership plan expense, pension curtailment gain, minority interest, and any gain or loss on the disposition of assets. Employee stock ownership plan expense for the six months ended June 30, 1999 was $2.5 million.



    Although adjusted EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles, we believe that adjusted EBITDA is a meaningful measure of performance because it is commonly used in the radio and cable television industries to analyze and compare radio and cable television companies on the basis of operating performance, leverage and liquidity. In addition, our new senior credit facility and the indenture that governs the notes contain certain covenants in which compliance is measured by computations substantially similar to those used in determining adjusted EBITDA. There are no legal restrictions on the use of adjusted EBITDA, other than those contained in our new senior credit facility and indenture. Management expects that adjusted EBITDA will be used to satisfy working capital, debt service and capital expenditure requirements and other commitments and contingencies. Adjusted EBITDA should not be considered in isolation or as a substitute for or an alternative to net income, cash flow from operating activities or other income or cash flow data prepared in accordance with GAAP. Adjusted EBITDA should not be considered as a measure of a company's operating performance or liquidity. Adjusted EBITDA as presented may not be comparable to other similarly titled measures used by other companies.



(2) The ratio of earnings to fixed charges is expressed as the ratio of income before income taxes and extraordinary items plus fixed charges (excluding capitalized interest) to fixed charges. Fixed charges consist of interest expense, capitalized interest and one-third of rental expense (the portion deemed representative of the interest factor).



(3) Basic penetration represents basic subscribers as a percentage of homes passed.



(4) Premium units represents the aggregate number of individual premium services (e.g., HBO, Cinemax, Showtime) for which customers have subscribed.



(5) Premium penetration represents premium units as a percentage of basic subscribers.



(6) Average monthly revenue per basic subscriber represents revenues divided by 12 divided by the weighted average number of subscribers for the year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION


     The following discussion and analysis should be read in conjunction with "Selected Historical Consolidated Financial and Operating Data" and our financial statements and the notes thereto included elsewhere in this prospectus. Much of the discussion in this section involves forward-looking statements. Our actual results may differ significantly from the results suggested by these forward-looking statements.


OVERVIEW


     We are a diversified communications company with operations in radio broadcasting and cable television. We are the largest privately owned radio broadcaster and the 10th largest radio broadcaster overall in the United States based on revenues. We own and operate 15 FM and 8 AM stations that serve four of the nation's ten largest radio markets (San Francisco, Dallas, Houston and Atlanta), as well as three other significant markets (Cincinnati, Indianapolis and York, Pennsylvania). We are also the 24th largest cable multiple system operator in the United States with seven cable systems serving approximately 186,000 subscribers.



     For the year ended December 31, 1998, we had revenues and EBITDA of $223.4 million and $73.9 million, respectively, with approximately 57% of EBITDA generated by our radio broadcast operations and 43% by our cable television operations. For the six months ended June 30, 1999, we had revenues and EBITDA of $123.2 million and $43.4 million, respectively, with approximately 59% of EBITDA generated by our radio broadcast operations and 39% by our cable television operations. For the year ended December 31, 1998, our net income was $13.9 million, our cash flows from (used in) operating, investing and financing activities were $36.8 million, ($38.8 million) and $3.9 million, respectively, and our ratio of earnings to fixed charges was 2.3x.



     We also provide Internet access and enhanced services to residential and business customers under the tradename "BlazeNet." The services include:



     - Internet access via telephone dial-up service or cable modem;



     - website creation, hosting and maintenance; and


     - local and wide area network design, construction and operation.


     Revenues. Our principal source of radio broadcasting revenue is the sale of broadcasting time on our stations for advertising. Radio revenue is reported net of agency commissions. Sales of advertising are affected by changes in demand for advertising time by national and local advertisers and by advertising rates charged by the stations. Radio station advertising rates are based on a station's ability to attract audiences that match the demographic groups that advertisers want to reach, the number of stations competing in a marketplace and economic conditions. Radio stations attempt to maximize revenue by adjusting advertising rates based upon local market conditions, by controlling inventory, by creating demand and by increasing audience ratings. Radio stations sometimes use barter or trade agreements to exchange merchandise or services for advertising time with advertisers, in lieu of cash. It is our policy not to preempt advertising paid in cash with advertising paid in trade. For the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999, cash advertising revenue was 97%, 98%, 98%, 98% and 99% of broadcasting revenue, respectively. Seasonal revenue fluctuations are common in the radio broadcasting industry, due primarily to fluctuations in expenditure levels by local and national advertisers. Our radio revenues are lowest in the first quarter and are relatively level in the other quarters.

     Most of our cable revenues are derived from monthly subscriber fees for cable television programming services and from fees incident to the provision of such services, such as installation fees and fees for converter rentals and rentals of remote control devices. Some revenues are derived from advertising. Since cable is subject to regulation at the federal, state and local levels, increases in rates charged for regulated services may be governed by the 1992 Cable Act and the 1996 Telecom Act. Cable revenues are affected by the timing of subscriber rate increases.



     Operating expenses. Radio operating expenses are comprised of employee salaries and commissions, depreciation and amortization, programming expenses, advertising expenses, promotion expenses and selling, general and administrative expenses. General and administrative expenses include office administration and other support functions that are handled on a centralized basis.


     Cable operating expenses include programming expenses, employee salaries and benefits, electricity, depreciation, amortization and selling, general and administrative expenses for accounting and billing services, franchise fees, office administration expenses and corporate charges.

     Depreciation and amortization expense relates to the depreciation of tangible assets used in the business and the amortization of franchise costs.


     Adjusted EBITDA. Adjusted EBITDA is net income before income taxes, extraordinary items, interest expense, interest income, depreciation and amortization, employee stock ownership plan expense, minority interest and any gain or loss on the disposition of assets.


RESULTS OF OPERATIONS


     The following table summarizes our consolidated historical results of operations and consolidated historical results of operations as a percentage of revenues for the six months ended June 30, 1998 and 1999 and for the years ended December 31, 1996, 1997 and 1998.



                                           YEARS ENDED DECEMBER 31,                  SIX MONTHS ENDED JUNE 30,
                               ------------------------------------------------   -------------------------------
                                    1996             1997             1998             1998             1999
                               --------------   --------------   --------------   --------------   --------------
                                                             (DOLLARS IN MILLIONS)
Revenues
  Radio......................  $116.3    67.5%  $131.4    66.7%  $151.2    67.7%  $ 70.7    66.8%  $ 82.2    66.8%
  Cable......................    55.8    32.4     65.1    33.0     70.6    31.6     34.5    32.6     39.5    32.1
  Other......................     0.1     0.1      0.6     0.3      1.6     0.7      0.7     0.6      1.4     1.1
                               ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
Total revenues...............   172.2   100.0    197.1   100.0    223.4   100.0    105.9   100.0    123.1   100.0
                               ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
Operating expenses:
  Operating and
    programming..............    57.8    33.6     65.2    33.3     72.9    32.6     39.3    37.2     44.8    36.4
  Selling, general and
    administrative...........    63.1    36.6     68.9    35.0     77.0    34.5     32.1    30.3     37.4    30.4
  Depreciation and
    amortization.............    14.5     8.4     19.7    10.0     22.3    10.0     10.9    10.2     13.8    11.2
                               ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
Total operating expenses.....   135.4    78.6    154.4    78.3    172.2    77.1     82.3    77.7     96.0    78.0
                               ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
Operating income.............  $ 36.8    21.4%  $ 42.7    21.7%  $ 51.2    22.9%  $ 23.6    22.3%  $ 27.1    22.0%
                               ======   =====   ======   =====   ======   =====   ======   =====   ======   =====
Net income...................  $ 21.5    12.5%  $ 16.6     8.4%  $ 14.0     6.3%  $  5.6     5.3%  $  6.0     4.9%
                               ======   =====   ======   =====   ======   =====   ======   =====   ======   =====
Adjusted EBITDA..............  $ 52.5    30.5%  $ 62.9    31.9%  $ 73.9    33.1%  $ 34.0    32.1%  $ 43.3    35.2%
                               ======   =====   ======   =====   ======   =====   ======   =====   ======   =====



     SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998



     Revenues. Revenues increased $17.2 million or 16% from 1998 to 1999. Radio revenues increased $11.5 million or 16% from 1998 to 1999. Radio revenue growth was due to higher advertising rates. Cable revenues increased $5.0 million or 15% from 1998 to 1999. Revenues from subscribers of Hanover Cable TV, which was acquired on January 29, 1999, contributed $2.4 million or 48% of the increased cable revenues. Rate increases on basic and expanded services were responsible for the remaining growth.

     Operating and programming expenses. Operating and programming expenses increased $5.5 million or 14% from 1998 to 1999. Higher radio programming-related costs and promotions were responsible for $1.2 million or 22% of the increase. Cable programming costs increased $1.5 million or 27% of the increase. Cable programming costs of Hanover Cable TV totaled $0.7 million or 13% of the increase. Cable technical operations costs were $0.9 million higher in 1999, which accounted for 16% of the increase.



     Selling, general and administrative expenses. Selling, general and administrative expenses increased $5.3 million or 17% from 1998 to 1999. Radio sales commissions increased commensurately with higher revenues, $1.2 million or 23% of the increase. Employee stock ownership plan expense of $2.2 million included in selling, general and administrative expenses was $1.5 million higher than pension expense in 1998. Cable general and administrative costs were $1.0 million higher than in 1998, partially due to the Hanover Cable TV acquisition.



     Depreciation and amortization. Depreciation and amortization increased $2.9 million or 27% from 1998 to 1999. Cable depreciation and amortization related to the Hanover Cable TV acquisition was $1.7 million or 59% of the increase. Cable system rebuilds and radio facility renovations were responsible for the balance of the increase.



     Operating income. Operating income increased $3.5 million or 15% from 1998 to 1999. Revenue growth was responsible for the increase.



     Net income. Net income increased $0.4 million or 7% from 1998 to 1999. Although pretax income increased $5.6 million from 1998 to 1999, the increase was due to a pension curtailment gain and interest income related to the loan to our parent company. An extraordinary loss from the early retirement of long-term debt virtually eliminated any increase in net income.



     Adjusted EBITDA. Adjusted EBITDA increased $9.3 million or 27% from 1998 to 1999. Increased revenues added $5.5 million or 59% of the increase to adjusted EBITDA. As a percentage of revenues, operating expenses excluding depreciation and amortization decreased from 67.4% in 1998 to 66.8% in 1999. The reduction in the percentage of expenses before depreciation and amortization to revenues added $0.8 million (or 9% of the increase) to adjusted EBITDA.



     Interest expense. Interest expense increased $1.6 million or 15% from 1998 to 1999. The increase was due to additional debt used to purchase Hanover Cable TV and to make a loan to our parent company to fund its employee stock ownership plan.



     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997



     Revenues. Revenues increased $26.3 million, or 13%, from 1997 to 1998. Radio revenues increased $19.7 million, or 15%, from 1997 to 1998. For stations operated for a full year in both 1997 and 1998, revenues increased $11.9 million, or 10%, for the year. The balance of the growth was attributable to a full year of operation for six radio stations acquired in 1997 in San Francisco, Indianapolis, Cincinnati and Anniston, Alabama. Increased radio revenues were due to higher advertising rates. Cable revenues increased $5.5 million, or 9%, from 1997 to 1998. Subscriber rate increases were primarily responsible for cable revenue growth.



     Operating and programming expenses. Operating and programming expenses increased $7.2 million or 11% between 1998 and 1999. Increased radio programming expenditures of $1.7 million and special event spending of $1.0 million in 1998 contributed to the increase. Cable programming supplier costs increased $1.5 million during 1998.



     Selling, general and administrative expenses. Selling, general and administrative expenses for 1998 increased $8.1 million or 12% over 1997. Radio selling, general and administrative expenses increased $5.8 million in 1998. Approximately $3.7 million of the increase was due to increased sales commissions and salaries. Occupancy costs of our radio operations increased $0.8 million in 1998 while those of our cable operations, as a percentage of revenues, were unchanged from 1997 to 1998.



     Depreciation and amortization. Depreciation and amortization increased $2.6 million or 13% from 1997 to 1998. Radio depreciation and amortization expenses increased $1.7 million, primarily due to a full year's operation of stations added in 1997. Cable depreciation and amortization expenses increased $0.6 million due to system rebuilds.



     Operating income. Operating income increased $8.5 million, or 20%, from 1997 to 1998. As a percentage of revenues, operating income increased from 22% in 1997 to 23% in 1998. Radio operating income grew $6.4 million, or 23%, from 1997 to 1998. This increase was due to internal revenue growth from existing stations and revenue from newer stations growing more rapidly than related operating expenses. Cable operating income increased $1.8 million, or 12%, from 1997 to 1998. This increase was due to revenue growth generated by rate increases.



     Net income. Net income decreased $2.6 million or 15.7% from 1997 to 1998. Despite an $8.5 million increase in operating income, interest expense increased $1.6 million and gain on the sale of assets decreased $7.7 million. Minority interests increased $1.3 million, primarily due to higher radio earnings.



     Adjusted EBITDA. Adjusted EBITDA increased $11.0 million, or 18%, from 1997 to 1998. Adjusted EBITDA as a percentage of revenues increased from 32% in 1997 to 33% in 1998. Adjusted Radio EBITDA increased $8.5 million, or 25%, from 1997 to 1998. Adjusted Cable EBITDA increased $2.2 million, or 7%, between 1997 and 1998. Adjusted Radio EBITDA and adjusted Cable EBITDA increased for the same reasons that operating income increased.



     Interest expense. Interest expense increased $1.6 million, or 9%, between 1997 and 1998. This increase was due to the incurrence of additional debt to acquire radio stations and fund cable system capital expenditures. Acquisitions and capital expenditures were funded in part by cash flow from operations.


     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996


     Revenues. Revenues increased $24.9 million, or 15%, from 1996 to 1997. Radio revenues grew $15.1 million, or 13%, from 1996 to 1997. Most of this increase was due to higher rates for advertising time. Revenues increased $6.8 million, or 6%, at stations operated for a full 12 months in both 1996 and 1997. The remaining growth was attributable to six stations acquired in 1997 in San Francisco, Indianapolis, Cincinnati, and Anniston, Alabama. Cable revenues increased $9.3 million, or 17%, from 1996 to 1997. Most of cable's revenue growth was due to a full year of revenue from Williamsport, Pennsylvania area subscribers which were acquired during 1996.



     Operating and programming expenses. Operating and programming expenses increased $7.9 million or 14% between 1996 and 1997. Radio sports programming and salaries increased $3.2 million in 1997, and media promotions increased by $1.2 million. Cable programming costs increased $1.3 million due to a full year's inclusion of subscribers in the Williamsport, Pennsylvania cable system. Costs associated with technical operations increased $1.0 million to support the Williamsport cable system.



     Selling, general and administrative expenses. Selling, general and administrative expenses for 1997 increased $5.8 million or 9% over 1996. Radio selling, general and administrative expenses increased $4.1 million in 1997, with approximately $2.1 million of the increase due to higher sales commissions and salaries. Cable customer service and billing costs increased $1.0 million to support additional subscribers.

     Depreciation and amortization. Depreciation and amortization increased $5.2 million or 36% from 1996 to 1997. Radio depreciation and amortization expense increased $2.2 million because of new stations in 1997. Additional cable depreciation and amortization of $2.8 million was attributable largely to the 1996 acquisition of the Williamsport cable system.



     Operating income. Operating income increased $5.9 million, or 16%, from 1996 to 1997. Operating income as a percentage of sales increased from 21% in 1996 to 22% in 1997. Radio operating income increased $2.3 million, or 9%, from 1997 to 1996. This increase was due to internal revenue growth from existing stations and revenue from acquired stations growing more rapidly than operating expenses. Cable operating income increased $2.8 million, or 21%, from 1996 to 1997. This increase was due to revenue growth generated primarily by rate increases and the addition of new subscribers. In addition, the Williamsport system generated higher operating income per subscriber than the system for which it was exchanged.



     Net income. Net income decreased $4.9 million or 20% from 1996 to 1997. A $5.9 million increase in operating income was offset by a $5.1 million higher interest expense and $12.3 million decrease in the gain on sale of assets in 1997. Income taxes and minority interests decreased $7.4 million in 1997.



     Adjusted EBITDA. Adjusted EBITDA increased $10.4 million, or 20%, from 1996 to 1997. Adjusted EBITDA as a percentage of revenues increased from 31% in 1996 to 32% in 1997. Adjusted Radio EBITDA increased $4.3 million, or 15%, between 1996 and 1997. Adjusted Cable EBITDA increased $5.5 million, or 23%, between 1996 and 1997. Adjusted Radio EBITDA and adjusted Cable EBITDA increased for the same reasons that operating income increased.



     Net interest expense. Net interest expense increased $5.1 million, or 37%, between 1996 and 1997. This increase was due to the incurrence of additional debt to acquire radio stations and the Williamsport cable system and to rebuild the York cable system. These acquisitions and rebuild were also funded in part from cash flow from operations.


LIQUIDITY AND CAPITAL RESOURCES


     Historically, our primary sources of liquidity have been cash flow from operations and borrowings under our senior credit facilities. Our future needs for liquidity arise primarily from capital expenditures, potential acquisitions of radio stations and cable systems, potential repurchases of our common stock, and interest payable on the notes and our new senior credit facility.



     Net cash provided by operating activities was $23.2 million and $13.4 million for the six months ended June 30, 1999 and 1998, respectively, and $36.8 million, $36.3 million and $21.7 million for the years ended December 31, 1998, 1997 and 1996, respectively. Our net cash provided by operating activities was generated primarily by normal operations.



     Our acquisitions of radio stations and cable systems and our capital expenditures have historically been financed with cash flow from operations and borrowings under our senior credit facility. Capital expenditures, excluding acquisitions, were $12.8 million and $13.4 million for the six months ended June 30, 1999 and 1998, respectively, and $29.6 million, $22.6 million and $12.1 million for the years ended December 31, 1998, 1997 and 1996, respectively. Capital expenditures over this period were used primarily to upgrade and maintain our cable systems. We expect to make capital expenditures of $31.3 million in 1999, primarily to continue upgrading our current cable systems.



     On May 12, 1999, we sold $150 million of 8.5% Senior Subordinated Notes due 2009 at 99.75% of their face value. Proceeds to us were $145.5 million.

     On May 12, 1999, we also entered into a new senior credit facility arranged by First Union Capital Markets Corp. The new senior credit facility consists of a $250 million revolver, a $100 million term loan A, and a $100 million term loan B, all collateralized by a pledge of all of our material assets (excluding real property) and voting common stock. The credit agreement governing the new senior credit facility requires us to maintain certain financial leverage and interest coverage ratios. See "Description of Certain Indebtedness." As of June 30, 1999, we had $179.7 million of borrowing availability under the new senior credit facility. The refinancing of our old senior credit facility and prepayment of senior notes resulted in the recognition of an extraordinary loss of $3.2 million (net of income taxes) in the second quarter of 1999.



     We believe that funds generated from operations and the borrowing availability under our new senior credit facility will be sufficient to finance our current operations, our debt service obligations, including our obligations under the notes, cash obligations in connection with potential repurchases of our common stock and planned capital expenditures. From time to time, we evaluate potential acquisitions of radio stations and cable television systems. In connection with future acquisition opportunities, we may incur additional debt or issue additional equity or debt securities depending on market conditions and other factors. We have no current commitments or agreements with respect to any material acquisitions.


RECENT ACCOUNTING PRONOUNCEMENTS


     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for fiscal years beginning after June 15, 1999. We use derivative financial instruments solely to limit interest rate exposure on its variable rate debt. Derivative financial instruments are not used for trading purposes. Two interest rate collar agreements with an aggregate notional amount of $50.0 million were effective at June 30, 1999. The agreements limit our interest rate exposure to rates between 7.5% and 8.0%, plus an applicable margin. No material expense or income has been recognized for these derivative financial instruments.


IMPACT OF YEAR 2000 ISSUES


     Many computer systems in use today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems will recognize the year 2000 as "00." This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken. We recognize the need to ensure that our operations will not be adversely impacted by Year 2000 software failures and are in the process of preparing for the Year 2000. We have established a Year 2000 Task Force to manage an overall Year 2000 assessment, remediation, testing and contingency planning project. The Year 2000 Task Force has developed and is implementing a Year 2000 strategic plan. Our goal is to minimize the potential effects of the Year 2000 problem on customers and business processes.



     Our internal information technology, product delivery and support systems, as well as our key suppliers, vendors and customers are included in the scope of the investigation. We use purchased software programs and systems for a variety of functions including accounts payable and accounts receivable accounting, inventory control and audio delivery. We have received Year 2000 compliance certificates from the vendors of these programs.



     We have completed an inventory of our mission-critical and non-critical systems and have found no issues of significant consequence. We have also completed our impact assessment. The next steps are to complete:



     - remediation or replacement of material non-compliant system components by September 30, 1999; and

     - replacement of all non-compliant computers and other equipment with embedded date chips or processors having a material impact on operations by October 15, 1999.



     Costs associated with ensuring that our existing systems are Year 2000 compliant and replacing certain existing systems are currently expected to be approximately $840,000 of which approximately $460,000 has been incurred to date. These cost estimates are subject to change based on further analysis, and any change in such costs may be material. We believe that the risk of non-compliant systems is not high and that our remediation and replacement program will adequately address Year 2000 issues internal to us. We believe that the Year 2000 issue will not pose significant operational problems for our computer systems, and, therefore, will not have a material impact on our operations. We have not, however, finished assessing the Year 2000 readiness of our computer systems. As a result, there can be no assurance that all of our systems will be Year 2000 compliant or that we will not be negatively affected thereby.



     The ability of third parties with whom we transact business to adequately address their Year 2000 issues is outside of our control. There can be no assurance, therefore, that the failure of such third parties to adequately address their Year 2000 issues will not have a material adverse effect on our business, results of operations and financial condition. We have mailed survey letters to approximately 300 key third parties. To date, the third parties we have surveyed have been responsive. To the extent necessary, however, we plan to contact such parties by telephone to complete our survey. We are in the process of evaluating third party replies and expect to complete our third party review by mid-October 1999. We intend, under our Year 2000 strategic plan, to develop contingency plans to mitigate any possible disruption in business that may result if certain of our systems or the systems of third parties are not Year 2000 compliant. We have not yet developed completely these contingency plans. We expect to complete our final Year 2000 implementation review by November 30, 1999.


     Estimates and conclusions related to our Year 2000 compliance program contain forward-looking statements and are based on management's best estimates of future events.

                                    BUSINESS


OVERVIEW OF SUSQUEHANNA MEDIA



     We are a diversified communications company with operations in radio broadcasting and cable television. We are the largest privately owned radio broadcaster and the 10th largest radio broadcaster overall in the United States based on revenues. We own and operate 15 FM and 8 AM stations that serve four of the nation's ten largest radio markets (San Francisco, Dallas, Houston and Atlanta), as well as three other significant markets (Cincinnati, Indianapolis and York, Pennsylvania). We are also the 24th largest cable multiple system operator in the United States with seven cable systems serving approximately 186,000 subscribers.



     For the year ended December 31, 1998, we had revenues and EBITDA of $223.4 million and $73.9 million, respectively, with approximately 57% of EBITDA generated by our radio broadcast operations and 43% by our cable television operations. For the year ended December 31, 1998, our net income was $13.9 million, and our cash flows from (used in) operating, investing and financing activities were $36.8 million, ($38.8 million) and $3.9 million, respectively, and our ratio of earnings to fixed charges was 2.3x.



     We also provide Internet access and enhanced services to residential and business customers under the tradename "BlazeNet." The services include (i) Internet access via telephone dial-up service or cable modem, (ii) website creation, hosting and maintenance, and (iii) local and wide area network design, construction and operation.



     Susquehanna Media was incorporated in 1993 as an intermediate cable and radio broadcasting holding company subsidiary of Susquehanna Pfaltzgraff. Susquehanna Pfaltzgraff was founded in 1941 by Louis J. Appell, Sr. to own and operate WSBA-AM, our flagship radio station in York, Pennsylvania. In 1954, The Pfaltzgraff Co., a leading manufacturer of ceramic dinnerware, was merged into Susquehanna Pfaltzgraff. The Pfaltzgraff Co. had been owned by the family of Mrs. Louis J. Appell, Sr. We entered the cable television business in 1965 when we were awarded the franchise to operate in York, Pennsylvania.



MARKET AND INDUSTRY DATA SOURCES



     Unless we indicate otherwise, the market data and industry forecasts that we refer to in this prospectus were obtained from publicly available information, industry publications and management estimates. All data concerning station rank and station audience share in primary demographic market or target, except where otherwise stated to the contrary, have been derived from surveys of people ages 12 and over ("Adults 12+"), listening Monday through Sunday, 6 a.m. to 12 midnight, as reported in the Winter 1999 Arbitron Market Report pertaining to each market. Data concerning market ranking by, and share of, radio advertising revenue by market has been obtained from Duncan's Radio Market Guide, 1998 Edition. Certain other radio market advertising data has been obtained from BIA's Radio '98 Market Report, 1998 Fourth Edition, Fall 1998, compiled by BIA Research Inc. Although we believe that such data, information and estimates are materially correct, we have not verified and cannot guarantee them. When we refer in this prospectus to the rank of a particular radio broadcast market (such as "top 10" or "top 40"), we are referring to such rank relative to the United States radio broadcast market measured by amount of revenues.


RADIO BROADCASTING


     Our radio broadcasting business focuses on acquiring, developing and operating radio stations in the 40 largest markets in the United States. We have over 50 years of experience operating radio properties and currently own stations serving the demographically attractive and fast-growing San Francisco, Dallas, Houston and Atlanta markets, four of the top ten radio markets in the United

States. Our radio stations offer a broad range of programming formats, such as country, top 40, adult contemporary, oldies, rock, and sports and talk radio, each targeted to a specific demographic audience within a market. We believe that our large market radio presence and variety of programming formats makes us attractive to a diverse base of local and national advertisers and enables us to capitalize on our ratings to generate higher market revenue share.



     Our business strategy for radio includes the following key elements intended to establish leadership positions in the markets we serve and to enhance our operating and financial performance:



- Focus on large markets. We generate approximately 73% of our radio revenue from the ten largest markets in the United States and more than 90% from top 40 markets and intend to continue focusing on large markets. We believe that advertisers are attracted to large markets because of their population size, attractive demographic profile, and the ability to target more narrowly certain demographic groups. We also believe that it is more efficient for our management to focus on stations that are capable of producing significant revenue as compared to stations in smaller markets with less revenue potential.



- Employ targeted programming and market research. We seek to maximize station operating performance through extensive market research, innovative programming, and distinctive marketing campaigns. We believe that, collectively, these initiatives establish strong listener loyalty and steadily increase audience share. We were one of the first radio broadcasting companies to utilize market research to target specific demographic groups. We believe that knowledge of local markets and innovative programming targeting specific demographic groups are the most important determinants of individual radio station success. We also believe that our commitment to high-quality, locally originated programming provides us with a competitive advantage and increases our share of each market audience.



- Emphasize sales and marketing. We place great emphasis on being familiar with our listening audience and their lifestyle characteristics in order to match effectively the audience's demographics with the specific target audiences of our advertisers. This strategy enables us to:



     - partner with its advertisers to reach efficiently and effectively their targeted audiences;



     - attract more advertising revenues; and


     - build audience loyalty.


Supporting this strategy, we offer a consumer card program, which provides listeners with discounts and promotional offers at participating businesses. The program has enabled us to build a proprietary database of more than 1.2 million of our listeners. We use this database to increase the effectiveness of our programming and to enable advertisers to target more effectively their desired audiences. We also seek to maximize sources of revenue from activities other than airing commercials that promote the station's brand awareness, such as sponsoring local events and creating newsletters and magazines.



- Decentralize management. We believe that radio is primarily a local business and that much of its success results from the efforts of regional and local management and staff. Accordingly, we decentralize much of our operations to these levels. Each of our regional and local station groups is managed by a team of experienced broadcasters who understand the musical tastes, demographics and competitive opportunities of the particular market. Our regional and local managers are responsible for preparing annual operating budgets and have an average of 16 years with us. Our corporate management approves each station group's annual operating budget and imposes strict financial reporting requirements to track station performance. Members of corporate management are responsible for long-range planning, establishing policies and serving as a resource to local management and average more than 26 years with us.

- Selectively pursue strategic acquisitions. In addition to continuing rapid internal growth, we intend to pursue acquisition opportunities that would allow us to continue to compete more effectively for advertising revenues and to increase our growth rate of revenues and cash flow. Our acquisition strategy is selectively to acquire radio stations in our existing markets and in new, demographically attractive, fast-growing markets where we believe that we can effectively apply our operating strategies. We will primarily target stations in the top 40 markets of the United States.


     THE RADIO BROADCASTING INDUSTRY

     The radio broadcasting industry is characterized by the following key factors:


     Significant growth. The sale of advertising time to local and national spot advertisers and to national network advertisers is the primary source of revenues for radio stations. Local and national spot advertising is generally used to target the market where our station is located or to cover regions larger than the markets where our station is located. National network advertising is included in national syndicated programming aired on our stations. The growth in total radio advertising revenue tends to be fairly stable, growing over the last 25 years at an 8.9% compound annual rate, compared to a gross domestic product growth rate of 7.8%. With the exception of 1991, when total radio advertising revenue fell by approximately 3.1% compared to the prior year, advertising revenue has increased more rapidly than both inflation and the gross domestic product in each of the past 15 years. More than 80% of radio advertising revenue is generated by local advertising, with the balance generated by national advertising. In addition, radio's percentage of local advertising revenues has increased steadily from 14.7% in 1985 to 18.2% today. We believe that local advertising revenue is more predictable and resistant to ad cycles and economic downturns than national advertising revenue.


     Broad market coverage. According to the Radio Advertising Bureau's Radio Marketing Guide and Fact Book for Advertisers 1997, each week radio reaches approximately 96% of all Americans over the age of 12. More than one-half of all radio listening occurs outside the home, and three out of four adults are reached by car radio each week. The average listener spends approximately three hours and 20 minutes per day listening to radio. The highest portion of radio listening occurs during the morning, particularly between the time a listener wakes up and the time he reaches work. This "morning drive time" period reaches more than 80% of people over 12 years of age, and as a result, radio advertising sold during this period achieves premium advertising rates.

     Low cost advertising. The cost to reach a thousand listeners, or impressions, is the benchmark for comparing different media with different reach and frequency aspects. Radio is recognized by the advertising community for its ability to generate a high frequency of commercial impressions cost efficiently. This is caused by its low cost per minute, or low cost per rating point. Stations are generally classified by their on-air format, such as country, adult contemporary, oldies and news/talk. A station's format and style of presentation enables it to efficiently target certain demographics. By capturing a specific share of a market's radio listening audience, with particular concentration in a targeted demographic, a station is able to market its broadcasting time to enable advertisers to maximize their reach for each dollar of advertising expenditures.

     RADIO PROPERTIES


     Susquehanna Radio operates radio stations in San Francisco, Dallas, Houston and Atlanta, all of which are top ten markets, as well as radio stations in Cincinnati, Indianapolis and York, Pennsylvania. The following table sets forth certain information regarding our radio stations and their respective markets. The table excludes WABZ-FM in Albemarle, North Carolina, which is owned by us but operated by a third party under a local marketing agreement. Market rank by revenue is based upon market revenue size of the primary radio market served by the station among all radio markets in the United States, as reported in Duncan's Radio Market Guide. Station rank and audience share are based upon a station's share of its primary demographic target for the period Monday through Sunday, 6 a.m. to 12 midnight by market, as reported by Arbitron in Winter 1999. Combined market revenue share represents our share of the total radio advertising revenue from the market, as reported in Duncan's Radio Market Guide. Combined market revenue rank represents our rank in the market as measured by the amount of its radio advertising revenue from the market, as reported in Duncan's Radio Market Guide.



                                                                                                  STATION
                                                                                                 AUDIENCE
                               MARKET                                            STATION RANK    SHARE IN     COMBINED   COMBINED
                                RANK       STATION                   PRIMARY      IN PRIMARY      PRIMARY      MARKET     MARKET
                                 BY      PROGRAMMING      YEAR     DEMOGRAPHIC   DEMOGRAPHIC    DEMOGRAPHIC   REVENUE    REVENUE
MARKET AND STATIONS            REVENUE      FORMAT      ACQUIRED     TARGET         TARGET        TARGET       SHARE       RANK
-------------------            -------   ------------   ---------  -----------   ------------   -----------   --------   --------
San Francisco, CA............      4                                                                           19.5%        3
  KFOG/KFFG-FM(1)............            Adult Album    1983/1995    M 25-49           1            5.4%
                                         Alternative
  KNBR-AM....................            Sports/Talk      1989       M 25-54           1            5.3
  KSAN-FM....................            Classic Rock     1997       M 25-44          17            2.3
  KTCT-AM....................            Sports/Talk      1997       M 18-44          23            1.2
Dallas/Ft. Worth, TX.........      5                                                                            11.4        4
  KTCK/KTBK-AM(1)............            Sports/Talk      1996       M 25-44           3            6.5
  KPLX-FM....................            Country          1974       M 25-54           7            3.9
  KLIF/KKLF-AM(1)............            Sports/Talk    1980/1998    M 25-54          20            1.7
  KKZN/KXZN-FM(1)............            Adult Album    1996/1998    M 25-44          16            2.2
                                         Alternative
Houston, TX..................      8                                                                             6.6        6
  KRBE-FM....................            Contemporary     1986       W 18-44           1            9.1
                                         Hit Radio
Atlanta, GA..................      9                                                                             6.5        6
  WNNX-FM....................            Modern Rock      1974       M 18-34           1           16.6
  WHMA-FM....................            Country          1997            --          --             --
    (Anniston, AL)(2)
  WHMA-AM....................            Sports/Talk      1997            --          --             --
    (Anniston, AL)(2)
Cincinnati, OH...............     19                                                                             9.5        4
  WRRM-FM....................            Adult            1972       W 35-54           1           12.6
                                         Contemporary
  WVAE-FM(3).................            New Adult        1997       W 35-54           5            5.9
                                         Contemporary
Indianapolis, IN.............     30                                                                            19.8        3
  WFMS-FM....................            Country          1972       W 35-54           1           13.3
  WGLD-FM....................            Oldies           1993       A 35-54           3            8.8
  WGRL-FM....................            Young            1997       W 18-34          12            2.5
                                         Country

                                                                                                  STATION
                                                                                                 AUDIENCE
                               MARKET                                            STATION RANK    SHARE IN     COMBINED   COMBINED
                                RANK       STATION                   PRIMARY      IN PRIMARY      PRIMARY      MARKET     MARKET
                                 BY      PROGRAMMING      YEAR     DEMOGRAPHIC   DEMOGRAPHIC    DEMOGRAPHIC   REVENUE    REVENUE
MARKET AND STATIONS            REVENUE      FORMAT      ACQUIRED     TARGET         TARGET        TARGET       SHARE       RANK
-------------------            -------   ------------   ---------  -----------   ------------   -----------   --------   --------
York, PA.....................    101                                                                            56.1        1
  WARM-FM....................            Adult            1962       W 25-54           1           15.7
                                         Contemporary
  WSBA-AM....................            Talk             1942       M 35-64           4            6.1

---------------

(1) These stations are simulcast and have been combined for market rank and ratings.



(2) Both of these stations are located in Anniston, Alabama and do not currently broadcast in the Atlanta market. We have pending before the FCC a petition proposing to move WHMA-FM to the Atlanta market.



(3) This station was converted to a rhythmic oldies format with call letters WMOJ on April 30, 1999.


     MARKET OVERVIEWS


     We own and operate radio stations in the following markets:



     San Francisco. San Francisco is the 4th largest radio market in the United States, and, with the highest per capita income in the United States, is one of the most attractive. San Francisco's radio advertising revenue in 1997 was $255.0 million and grew at a compound annual rate of 8.8% from 1992 through 1997. We have operated in the San Francisco market since 1983 and currently own three FM and two AM stations in the area. We own KNBR-AM, one of the original 50,000 watt, clear channel AM licenses, which provides clear reception throughout northern California and inland as far as eastern Nevada. The station is currently programmed with a sports talk format and has the broadcast rights to the San Francisco Giants and the Golden State Warriors. KFOG/KFFG-FM and KNBR-AM are both ranked 1st in their respective target demographics.



     Dallas/Ft. Worth. Dallas/Ft. Worth is the 5th largest radio market in the United States and is expected to lead the nation in employment and population gains through 2005. Dallas/Ft. Worth's radio advertising revenue in 1997 was $249.5 million and grew at a compound annual rate of 12.8% from 1992 through 1997. We have been operating in the Dallas/Ft. Worth market since 1974 and currently own three FM and four AM stations in the area. KTCK-AM and KTBK-AM, which are programmed with a sports talk format and are simulcast, are ranked 3rd in the market among males 25 to 44 and have the broadcast rights to the Dallas Mavericks. We re-launched KPLX-FM as "The Wolf" in the summer of 1998 with a regional country music format. Since this format change, the station's ranking has increased from 13th to 7th in its target demographic.



     Houston. Houston is the 8th largest radio market and 4th most populous city in the United States. Houston's radio advertising revenue in 1997 was $224.0 million and grew at a compound annual rate of 11.6% from 1992 through 1997. We entered the Houston market when we acquired KRBE-FM in 1986, which serves the Houston market with a top 40 radio format. KRBE-FM has been a dominant radio station in Houston since the 1970s and is ranked 1st among women 18 to 44 and 3rd overall.



     Atlanta. Atlanta is the 9th largest radio market in the United States and the commercial center of the southeast. Atlanta's radio advertising revenue in 1997 was $222.0 million and grew at a compound annual rate of 16.0% from 1992 through 1997. Atlanta represents one of the most desirable radio broadcast markets in the country, with only 16 FM and 23 total radio stations serving the market. We entered the Atlanta market in 1974 with the acquisition of WNNX-FM, which is programmed with modern rock and ranked 1st among men 18 to 34. We recently acquired WHMA-FM/AM in Anniston, Alabama, whose FM station is formatted as country and whose AM station is programmed with a sports format. We are pursuing a long-term strategy to obtain FCC approval to move the FM station into the Atlanta market.

     Cincinnati. Cincinnati is the 19th largest radio market in the United States. Cincinnati's radio advertising revenue in 1997 was $100.2 million and grew at a compound annual rate of 10.8% from 1992 through 1997. We have operated in Cincinnati since 1972 and currently own two FM stations in the market. WRRM-FM, which is programmed with adult contemporary, is the sole adult contemporary station in the market and is ranked 1st among women 35 to 54. WVAE-FM was recently converted from a smooth jazz station to a rhythmic oldies station.



     Indianapolis. Indianapolis is the 30th largest radio market in the United States. Indianapolis' radio advertising revenue in 1997 was $70.8 million and grew at a compound annual rate of 8.8% from 1992 through 1997. We have operated in Indianapolis since 1972 and currently own three FM stations in the market. WFMS-FM, which is programmed with contemporary country, is the top ranked station among women 35 to 54 and has ranked either 1st or 2nd in the entire market since 1992.



     York. York is the 101st largest radio market in the United States, and ranks 16th in the nation for median household disposable income. York's radio advertising revenue in 1997 was $15.8 million and grew at a compound annual rate of 5.5% from 1992 through 1997. We have operated in York since 1942 and currently own two stations in the market. WARM-FM, which is programmed with an adult contemporary format, is the dominant station among women 25 to 54. WSBA-AM, which is programmed with news and sports, is the AM ratings leader in York.


     ADVERTISING


     Most of our radio revenues are generated from the sale of local, regional and national advertising for broadcast on our radio stations. In 1998, approximately 81% of our radio revenues were generated from the sale of local and regional advertising. We generate additional radio revenues by marketing our proprietary database of listeners, selling print advertising and sponsoring local events. These important and growing sources of revenue supplement our traditional advertising revenues without increasing on-air commercial time.



     Each radio station's local sales staff solicits advertising either directly from local advertisers or indirectly through advertising agencies. We employ personnel in each of our markets to produce commercials for advertisers. National ad sales are made by a firm specializing in such sales in exchange for a commission from us based on our gross revenue from the advertising sold. Regional advertising sales, which we define as sales in regions surrounding our markets to companies that advertise in our markets, are generally made by our local sales staff.



     We estimate the optimum number of advertisements available for sale by a station for a particular time period. The number of advertisements that can be broadcast without jeopardizing listening levels (and resulting ratings) is limited in part by the programming format of a particular station. We seek to maximize revenue by managing on-air inventory of advertising time and adjusting prices to local market conditions and to our ability, through our marketing efforts, to provide advertisers with an effective means of reaching a targeted demographic group. Each of our stations has a general target level of on-air inventory that it makes available for advertising. This target level may be different at different times of the day but tends to remain stable over time. Much of our selling activity is based on demand for our on-air inventory, and in general, we respond to this demand by varying prices rather than varying our target inventory level for a particular station. As a result, most changes in revenue are explained by demand-driven pricing changes rather than changes in available inventory.



     We believe that radio is one of the most efficient and cost-effective means for advertisers to reach specific demographic groups. Advertising rates charged by radio stations are based primarily on:



     - a station's share of audiences in the demographic groups targeted by advertisers;

     - the number of stations in the market competing for the same demographic groups;



     - the supply of and demand for radio advertising time; and



     - certain qualitative factors.



Rates are generally highest during morning and afternoon commuting hours. A station's listenership is reflected in ratings surveys that estimate the number of listeners tuned to the station and the time they spend listening. Each station's ratings are used by its advertisers and advertising representatives in connection with advertising sales and are used by us to chart audience growth, set advertising rates and adjust programming. The radio broadcast industry's principal rating agency is Arbitron, which publishes periodic ratings surveys for significant domestic radio markets. They are our primary source of ratings data.


     COMPETITION


     The radio broadcasting industry is very competitive. The success of each of our stations depends largely upon its audience ratings and its share of the overall advertising revenues within its market. Our audience ratings and advertising revenue are subject to change, and any adverse change in a particular market affecting advertising expenditures or an adverse change in the relative market positions of the stations located in a particular market could have a material adverse effect on the revenues of our radio stations located in that market. There can be no assurance that any one or all of our radio stations will be able to maintain or increase current audience ratings or advertising revenue market share.



     Our stations compete for listeners and advertising revenues directly with other radio stations within their respective markets. Radio stations compete for listeners primarily on the basis of program content that appeals to a particular demographic group. By building a strong listener base comprised of specific demographic groups in each of its markets, we are able to attract advertisers seeking to reach those listeners. Radio stations periodically change their formats to compete directly with other stations for listeners and advertisers. Another station's decision to convert to a format similar to that of one of our radio stations in the same geographic area or launch an aggressive promotional campaign may result in lower ratings and advertising revenue, increased promotion and other expenses and, accordingly, lower our broadcast cash flow.



     Factors that are material to a radio station's competitive position include management experience, the station's local audience rank in its market, transmitter power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other radio stations in the market area. We attempt to improve our competitive position in each of our markets by extensively researching our stations' programming, by implementing advertising campaigns aimed at the demographic groups for which our stations program and by managing our sales efforts to attract a larger share of advertising dollars for each individual station. In selling advertising, however, we compete with many organizations that have substantially greater financial and other resources than us.



     Recent changes in the Communications Act and the FCC's rules and policies permit increased ownership and operation of multiple local radio stations. As a result, organizations are acquiring and operating larger blocks of radio stations. We compete with these organizations, as well as other radio station groups, to purchase additional stations. Some of these groups are owned or operated by companies that have substantially greater financial and other resources than us.


     Although the radio broadcasting industry is highly competitive, and competition is enhanced to some extent by changes in existing radio station formats and upgrades of power, certain regulatory limitations on market entry exist. The operation of a radio broadcast station requires a license from the FCC, and the number of radio stations that an entity can operate in a given market is limited by the availability of FM and AM radio frequencies allotted or assigned by the FCC to communities in that market, as well as by the FCC's multiple ownership rules regulating the number of stations that may be owned and controlled by a single entity. See "Regulation -- Federal Regulation of Radio Broadcasting."


     In addition to other radio stations, we compete for advertising revenues with other media, including newspapers, broadcast television, cable television, magazines, direct mail, coupons and outdoor advertising. The radio broadcasting industry also competes with new media technologies, such as the delivery of audio programming by cable television systems and by satellite digital audio radio services. Digital audio radio services may deliver by satellite to nationwide and regional audiences, multi-channel, multi-format, digital radio services with sound quality equivalent to compact discs. The delivery of information through the presently unregulated Internet also could create a new form of competition. Despite the introduction of new technologies for the delivery of entertainment and information, including television broadcasting, cable television, audio tapes, compact discs, the radio broadcasting industry historically has grown. A growing population and greater availability of radios, particularly car and portable radios, have contributed to this growth. There can be no assurance, however, that the introduction of new media technology will not have an adverse effect on the radio broadcasting industry.



     The FCC has recently authorized spectrum for the use of digital audio radio services, a new technology, to deliver audio programming. The FCC has also authorized two companies to provide digital audio radio services, and a third is seeking authorization. Digital audio radio services may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and national audiences. We cannot predict whether this digital technology may be used in the future by existing radio broadcast stations either on existing or alternate broadcasting frequencies.



     The FCC is seeking comments to a proposal to authorize three new classes of low power (less than 1 kilowatt) and micropower (10 watts or less) FM stations, each with less kilowatt power than our stations. We cannot predict what other matters might be considered in the future by the FCC, nor can it assess in advance what impact, if any, the implementation of any of these proposals or changes might have on our business. See "Regulation -- Federal Regulation of Radio Broadcasting."


CABLE TELEVISION


     We entered the cable television industry in 1965 when we were awarded the franchise to operate in York, Pennsylvania. Our cable systems currently serve approximately 186,000 subscribers through 16 signal receiving and transmitting facilities in Pennsylvania, Mississippi, Maine, Illinois and Indiana. We own, develop and operate geographically clustered cable television systems in small and medium-sized communities. We believe that these systems are less susceptible to competition and subscriber turnover than urban cable television systems and result in more predictable revenue and cash flow.



     Our business strategy for cable television includes the following key elements intended to enhance our operating and financial performance:



- Build strategic clusters. We have pursued the development and acquisition of cable television systems in communities that are within close proximity to our existing systems to maximize operating efficiencies. Such operating efficiencies include centralized billing and the sharing of general management, customer service, marketing and technical support. We also interconnect systems within a cluster with fiber optic cable, enabling the consolidation of signal receiving and transmitting facilities. For example, we recently acquired a system in Hanover, Pennsylvania, connected it to the York system with fiber optic cable and eliminated a signal receiving and transmitting facility. This added nearly 17,000 subscribers to the York system. We also recently exchanged a number of systems in Maine and New Hampshire so that all of our customers in Maine can be served from one signal receiving and transmitting facility by the end of 2000.



- Focus on customer satisfaction. To maximize customer satisfaction, we strive to provide reliable, high-quality service offerings, superior customer service and attractive programming choices at reasonable rates. To meet this objective, we conduct subscriber surveys and marketing studies to determine how we can better meet the needs of our customers and implement programs to improve the skills of our customer service and technical employees. In 1997, we introduced the Opportunities to Excel Program, which gives technical personnel the opportunity to improve their earnings by successfully completing skills courses. In 1998, we implemented a program entitled Sales Training for Excellence in Leadership, Learning and Retention, which includes extensive training, performance follow-up and standardized skills for all of our customer service representatives. We believe that our customer service efforts have contributed to subscriber growth and position us to sell additional products and services in the future.



- Continue upgrade of technical facilities. We seek to provide reliable, high-quality cable television services to our customers. To achieve this goal, we are expanding and upgrading our cable systems to increase channel capacity, enhance signal quality, improve technical reliability and reduce the number of signal receiving and transmitting facilities in existing systems. Over the next three years, we intend to spend approximately $34 million to upgrade our cable systems to serve approximately 87% of our subscribers with cable plant of at least 550 MHz bandwidth capacity and 76% of our subscribers with cable plant of 750 MHz bandwidth capacity. A bandwidth capacity of 750 MHz enables us to offer our customers up to 82 analog channels over 550 MHz of bandwidth and have 200 MHz of bandwidth available to transmit a digital television signal. We believe that these improvements enhance our position as the leading provider of multi-channel television services in our markets and create additional revenue opportunities. We also believe that these improvements enhance operating efficiencies, increase customer satisfaction and improve relations with local franchising authorities.



- Develop new sources of revenues. We believe that the investment we have made in our cable systems has enabled us to generate additional revenue by providing expanded tiers of basic programming, premium services, and additional pay-per-view services. In addition, we are expanding new services, such as Internet access, high speed data, and video-on-demand and other interactive services. We believe that the new, enhanced services will attract new subscribers, increase revenue and cash flow per subscriber, improve customer loyalty and reduce customer turnover.


     THE CABLE TELEVISION INDUSTRY


     A cable customer generally pays an initial installation charge and fixed monthly fees for cable television services and for other services (such as the rental of converters and remote control devices). Such monthly service fees constitute the primary source of revenue for cable television operators. In addition to these services, cable television operators generate revenue from additional fees paid by customers for pay-per-view programming of movies and special events and from the sale of available advertising spots on advertiser-supported programming. Cable television operators frequently also offer to their customers home shopping services, which pay the systems a share of revenue from sales of products in the systems' service areas. Cable television operators are also generating increasing revenues from the sale of enhanced data services. Cable television revenues tend to be stable, growing over the last 14 years at an 11.7% compound annual rate, compared to a gross domestic product growth rate of 6.2%. Cable television did not experience a single down year in revenue during this period of time. See "-- Programming" and "-- Marketing, Customer Service and Community Relations."

     Cable television systems offer customers various levels (or "tiers") of cable television services consisting of:


     - a limited basic service comprised of off-air broadcast television signals, local origination programming produced by the cable system and/or public access groups, and a limited number of satellite services such as home shopping channels and C-Span; and



     - an expanded basic service comprised of satellite delivered, non-broadcast channels such as: Cable News Network (CNN), Entertainment and Sports Programming Network (ESPN) and Turner Network Television (TNT).


For an extra monthly charge, cable television systems also offer premium television services to their customers. These services (such as Home Box Office and Showtime) are satellite delivered channels offering feature films, live sporting events, concerts and other special entertainment features presented without commercial interruption.


     A cable television system receives television, radio and data signals that are transmitted to the system's signal receiving and transmitting facility by means of off-air antennae, microwave relay systems and satellite earth stations. These signals are then modulated, amplified and distributed, primarily through coaxial and in some instances fiber optic cable, to customers who pay a fee for this service. Cable television systems may also originate their own television programming and other information services for distribution through the system. Cable television systems generally are constructed and operated pursuant to non-exclusive franchises or similar licenses granted by local governmental authorities for a specified term of years, generally for extended periods of up to 15 years.



     CABLE PROPERTIES



     The following table sets forth certain information regarding our cable systems as of December 31, 1998. Homes passed represents the maximum number of homes that could become subscribers in the particular cable system. Basic penetration represents basic subscribers as a percentage of homes passed. Premium penetration represents premium units as a percentage of basic subscribers. Premium units represents the aggregate number of individual premium services (e.g., HBO, Cinemax, Showtime) for which customers have subscribed. Average monthly revenue per basic subscriber represents revenues divided by 12 divided by the weighted average number of subscribers for the year.



                                                                                          AVERAGE MONTHLY
                                                                                              REVENUE
                             HOMES        BASIC           BASIC            PREMIUM           PER BASIC
CABLE SYSTEMS               PASSED     SUBSCRIBERS     PENETRATION       PENETRATION        SUBSCRIBER
-------------               -------    -----------    --------------    --------------    ---------------
Pennsylvania
  York(1).................  112,241       87,180           77.7%             38.8%            $36.98
  Williamsport............   44,414       34,951           78.7              31.8              33.89
Mississippi
  Rankin..................   29,882       21,998           73.6              45.4              36.35
Maine
  Casco...................   26,365       19,099           72.4              32.0              33.94
Illinois/Indiana
  SBC.....................   26,451       20,750           78.4              38.8              31.37
                            -------      -------           ----              ----             ------
Totals....................  239,353      183,978           76.9%             37.6%            $35.18
                            =======      =======           ====              ====             ======


---------------

(1) Except for average monthly revenue per basic subscriber, information includes Hanover Cable TV, which was acquired in January 1999.

     CABLE SYSTEMS


     The following table sets forth selected technical, operating and financial data for each of our cable systems as of and for the year ended December 31, 1998. Except for financial data, York information includes Hanover Cable TV, which was acquired in January 1999. Density represents homes passed divided by miles of plant. Plant Bandwidth represents percentage of basic subscribers within a system served by the indicated plant bandwidth. Basic penetration represents basic subscribers as a percentage of homes passed. Premium units represents the aggregate number of individual premium services (e.g., HBO, Cinemax, Showtime) for which customers have subscribed. Premium penetration represents premium units as a percentage of basic subscribers. Average monthly revenue per basic subscriber represents revenues divided by 12 divided by the weighted average number of subscribers for the year.


        SELECTED TECHNICAL, OPERATING AND FINANCIAL DATA BY CABLE SYSTEM
                 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1998


                                         YORK     WILLIAMSPORT   RANKIN     CASCO      SBC      TOTAL
                                       --------   ------------   -------   -------   -------   --------
TECHNICAL DATA:
Miles of Plant.......................     1,546         702          562       715       518      4,043
Density..............................        73          63           53        37        51         59
Headends.............................         1           3            2         4         6         16
Planned 1999 Headend eliminations....         0           1            0         3         1          5
Plant Bandwidth
  330 MHz or less....................       0.0%       67.1%         5.2%     17.5%     40.7%      20.7%
  400-450MHz.........................      36.7%        0.0%        83.6%     32.3%     29.2%      35.1%
  550 MHz............................       0.0%        0.0%        11.2%     34.4%     30.1%      11.5%
  750 MHz............................      63.3%       32.9%         0.0%     15.8%      0.0%      32.7%
OPERATING DATA:
Homes passed.........................   112,241      44,414       29,882    26,365    26,451    239,353
Basic subscribers....................    87,180      34,951       21,998    19,099    20,750    183,978
Basic penetration....................      77.7%       78.7%        73.6%     72.4%     78.4%      76.9%
Premium units........................    33,820      11,119        9,984     6,115     8,048     69,086
Premium penetration..................      38.8%       31.8%        45.4%     32.0%     38.8%      37.6%
FINANCIAL DATA:
Revenue (in thousands)...............   $30,805     $14,229      $ 9,356   $ 8,445   $ 7,806    $70,641
Average monthly revenue per basic
  subscriber.........................   $ 36.98     $ 33.89      $ 36.35   $ 33.94   $ 31.37    $ 35.18



     The following descriptions of our cable clusters include information as of December 31, 1998 as adjusted for the January 1999 acquisition of Hanover Cable TV.



     York. The York, Pennsylvania cable system is our largest, serving subscribers in 34 municipalities and accounting for 47% of our total subscribers. On January 29, 1999, we acquired neighboring Hanover Cable TV, which serves 17,000 customers in 17 municipalities. A hybrid fiber/coaxial rebuild of the York system began in 1995, and approximately 63% of the system (including Hanover) has cable plant with bandwidth capacity of 750 MHz. The rebuild is expected to be completed by the end of 2001. We have constructed a fiber optic link from York to Hanover, which enables us to serve York and Hanover from one signal receiving and transmitting facility. The York system is two-way capable.

     Williamsport. The Williamsport, Pennsylvania cable system was acquired in a swap with Cox Communications, Inc. for our East Providence, Rhode Island system in April 1996. We also acquired two adjacent systems in December 1996. The Williamsport system accounts for 19% of our total subscribers. Approximately 33% of the system has been rebuilt to 750 MHz, and the rebuild is expected to be completed by the second quarter of 2000. The system is two-way capable.



     Rankin. The Rankin County, Mississippi cable system encompasses three small towns, many upscale suburban developments and the southeastern shore of an attractive reservoir recreation area just east of the state capitol of Jackson. The area continues to experience explosive housing growth. Over the past five years, the average annual internal growth rate of new subscribers to the Rankin system has been 6.1%, and the system accounts for 12% of our total subscribers. Approximately 95% of the Rankin system currently has a bandwidth of 450 MHz or greater. The system is planning to introduce digital technology in 1999, enabling it to add new programming services without having to rebuild the system.



     Casco. The Casco cable system serves the communities of Brunswick, Freeport, Harpswell and Woolwich, Maine and accounts for 10% of our total subscribers. Approximately 50% of the Casco system has been rebuilt to a minimum of 550 MHz. The primary signal receiving and transmitting facility in Brunswick serves approximately 79% of the subscribers. Three smaller signal receiving and transmitting facilities, which were acquired in December 1998, will be eliminated over the next 18 months and linked to the Brunswick signal receiving and transmitting facility. The Casco system is two-way capable.



     SBC. The SBC cable system serves Shelbyville, Indiana and Olney and DuQuoin, Illinois. Shelbyville offers attractive demographics and growth opportunities as a result of its proximity to the growing Indianapolis market. The SBC system accounts for 12% of our total subscribers. The system currently has bandwidth ranging from 330 MHz to 550 MHz.


     PROGRAMMING


     We have various contracts to obtain basic, satellite and premium programming for our cable systems from program suppliers, including, in limited circumstances, some broadcast stations, with compensation generally based on a fixed fee per customer or a percentage of the gross receipts for the particular service. Some program suppliers provide volume discount pricing structures and some offer marketing support. We acquire a portion of our programming through an affiliation agreement with a subsidiary of AT&T. Rates for programming obtained through AT&T are generally lower than rates that we would be charged as a stand alone multiple system operator. We receive favorable rates on AT&T programming because Lenfest Communications, Inc., which currently is 50% owned by AT&T, has minority ownership interests in Susquehanna Cable and its principal operating subsidiaries. See "Certain Transactions -- The Lenfest Agreement." In January 1999, calculated on a cost basis, we acquired 67% of our programming through AT&T, 32% through individual contracts and 1% through Lenfest.



     Programming costs are expected to increase in the ordinary course of our business as a result of increases in the number of basic subscribers, increased costs to purchase cable programming, expansion of the number of channels provided to customers and contractual rate increases from programming suppliers. In the event that we acquire Lenfest's ownership interests in Susquehanna Cable, our programming costs will increase faster than they would otherwise. See "Risk Factors -- Risks Relating to the Cable Television Industry -- If our programming costs continue to increase and we cannot pass them along to our customers, our cash flow will decrease." and "Certain Transactions -- The Lenfest Agreement."

     MARKETING, CUSTOMER SERVICE AND COMMUNITY RELATIONS


     Our cable marketing strategy is designed to increase total revenues and revenues per subscriber by:



     - aggressively promoting and marketing our current services;



     - expanding our product offerings; and



     - providing superior customer service.



We believe that this strategy will enable us to acquire new customers and maintain a positive relationship with existing customers to retain their business and sell them additional products. Implementation strategies include:



     - targeted marketing campaigns using door-to-door sales, direct mail and telemarketing;



     - price promotions, such as installation specials, to attract new subscribers and discounts for premium packages for multi-pay customers;



     - introduction of multiplexed premium channels to improve their price/value perception; and



     - advertisement and sponsorship of community-based events to enhance our local presence.



     We believe that providing superior customer service is a key element of our long-term success because the quality of customer service affects our ability to retain customers. We believe that it also contributes to subscriber growth and positions us to sell additional products and services. To enhance customer service, we have initiated programs to improve the skills of our employees. In 1997, we introduced the Opportunities to Excel Program, which gives technical personnel the opportunity to improve their earnings by successfully completing courses that enhance their on-the-job skills. In 1998, we introduced a parallel initiative for customer service employees entitled Sales Training for Excellence in Leadership, Learning and Retention, which includes extensive training, performance follow-up and standardized skills for all customer service representatives.



     Recognizing that positive franchise and public relations are crucial to our overall success, we emphasize maintaining good working relationships with municipal officials in our franchise areas and with the communities that we serve. Our local management meets regularly with municipal officials to keep them informed of both our activities and trends in the industry. As a result of these working relationships, we receive valuable feedback on our standing with the municipalities and the satisfaction of our customers. Local management is also responsible for maintaining a high level of visibility for us, which is accomplished through active involvement in various community and nonprofit organizations.


     TECHNOLOGY


     As part of our commitment to customer service, we seek to provide reliable, high-quality cable television service. As such, our primary objective with respect to Susquehanna Cable's capital expenditures is to maintain, expand and upgrade its cable plant to improve and expand its cable television services. Through a capital investment program, we are expanding channel capacity, enhancing signal quality, improving technical reliability and providing a platform to deliver high-speed data services, including Internet access. We believe that such technical improvements and upgrades create additional revenue opportunities, enhance operating efficiencies, improve franchising relations and increase customer satisfaction.

     The following table summarizes, as of December 31, 1998, our existing bandwidth profile and our bandwidth profile upon completion of work-in-progress projects (which are generally expected to be completed by the end of 2001).


                                  330 MHZ OR LESS    400 TO 450 MHZ       550 MHZ           750 MHZ
                                  (APPROXIMATELY     (APPROXIMATELY    (APPROXIMATELY    (APPROXIMATELY
                                     40 ANALOG         60 ANALOG         82 ANALOG         82 ANALOG
                                     CHANNELS)         CHANNELS)         CHANNELS)        CHANNELS(1))
                                  ---------------    --------------    --------------    --------------
EXISTING BANDWIDTH PROFILE
Miles of plant..................        836              1,419               465             1,323
% miles of plant................       20.7%              35.1%             11.5%             32.7%
BANDWIDTH PROFILE UPON
  COMPLETION OF WORK-IN-PROGRESS
Miles of plant..................         29                529               465             3,319
% miles of plant................        0.7%              12.2%             10.7%             76.4%

---------------
(1) Plus 200 MHz of additional bandwith for digital programming and other enhanced services.


     Our use of fiber optic technology as an enhancement to coaxial is enabling us to consolidate signal receiving and transmitting facilities and reduce amplifier cascades, thereby improving picture quality and system reliability and reducing signal receiving and transmitting facility and maintenance expenditures. Fiber optic strands are capable of carrying hundreds of video, data and voice channels over extended distances without the extensive signal amplification typically required for coaxial cable. We anticipate that the installation of fiber optic cable will allow us to consolidate from 16 signal receiving and transmitting facilities as of December 31, 1998 to approximately 11 signal receiving and transmitting facilities by the end of 1999. In our larger systems, fiber optic technology is deployed in a "ring" design providing a redundant path for video and data signals being delivered to large subscriber groups. This approach provides an extra degree of reliability in the event that fiber optic cable is damaged on the primary path.



     We have been closely monitoring developments in the area of digital compression, a technology that enables cable operators to increase the channel capacity of cable television systems by permitting a significantly increased number of digitized video signals to fit in a cable television system's existing bandwidth. We believe that the utilization of digital compression technology in the future could enable us to increase channel capacity in certain systems in a cost efficient manner. Such utilization of digital compression would generally be implemented as part of system upgrades, where some portion of the additional analog channels would be allocated to additional tiers of cable services. The use of digital compression will expand the number and types of services offered and enhance the development of current and future revenue sources.



     The provision of high-speed cable modems to residential and business customers has recently become a source of additional revenue to the cable industry. Cable modems provide Internet access at higher speeds and lower costs than the technologies offered by other communication providers. For example, a 10 megabit cable modem provides Internet access at download speeds 350 times faster than typical 28.8 kilobit dial-up telephone modem connections. Through BlazeNet, we are developing high speed data revenues from both commercial and consumer accounts. Cable modem service is now available in York, Pennsylvania and Brunswick, Maine and on a more limited basis in Rankin County, Mississippi and Shelbyville, Indiana. In addition, we plan to launch modem service in the Williamsport market in 1999.

     OTHER SERVICES


     Susquehanna Data Services. Susquehanna Data Services, Inc., a wholly-owned subsidiary of Susquehanna Media, was formed in 1996 to provide Internet and data networking services to residential and business customers. Marketing its products and services under the tradename "BlazeNet," Susquehanna Data offers Internet access over both telephone and cable modems, website creation, hosting and maintenance, local and wide area network design, construction and operation, and telecommunications products from Hyperion Susquehanna Telecommunications and other local telephone companies. As of December 31, 1998, BlazeNet provided access service to approximately 5,000 business and consumer accounts. Approximately 13% of these accounts access the Internet using cable modems. The access business continues to grow rapidly, with an increase in accounts of over 160% in 1998.



     In addition to benefits created with Susquehanna Cable, BlazeNet is actively working with both Susquehanna Radio and The Pfaltzgraff Co. to host their websites. BlazeNet has also made progress developing an electronic commerce product. Offering consulting, design, development, implementation and hosting services for companies wanting to sell products on the Internet, BlazeNet utilizes its programming and design staff to implement custom solutions using custom-developed programs.



     Hyperion Partnership. In 1997, Susquehanna Media, through its wholly-owned subsidiary Susquehanna Fiber Systems, Inc., entered into a 50/50 partnership with Hyperion Telecommunications of Pennsylvania, Inc., a subsidiary of Adelphia Communications Corp., to enter the competitive local exchange carrier business in the York, Pennsylvania market. The partnership provides long distance access circuits to businesses bypassing the local telephone company, point-to-point data circuits and switched business access services. Susquehanna Cable has constructed and maintains a 125 mile fiber optic SONET ring network that is leased to the partnership under a long-term contract. As of December 31, 1998, the partnership provided service to 66 buildings in the York area and had over 2,400 access lines installed.


     FRANCHISES


     Cable television systems are constructed and operated under fixed-term non-exclusive franchises or other types of operating permits that are granted by local governmental authorities. These franchises contain many conditions, such as:



     - time limitations on commencement and completion of construction;



     - conditions of service, including mix of programming required to meet the needs and interests of the community;



     - the provision of free service to schools and certain other public institutions;



     - the maintenance of insurance and indemnity bonds; and



     - the payment of fees to communities.


Certain of these franchises may require the imposition of penalties if the franchise agreements are violated. Certain provisions of these local franchises are subject to limits imposed by federal law.


     As of May 31, 1999, we held a total of 124 franchises. Many of these franchises require the payment of fees to the issuing authorities ranging from 1% to 5% of gross revenues (as defined by each franchise agreement) from the related cable system. The 1984 Cable Act prohibits franchising authorities from imposing annual franchise fees in excess of 5% of gross annual revenues and permits the cable television system operator to seek renegotiation and modification of franchise requirements if warranted by changed circumstances that render performance commercially impracticable.

     Our cable franchises expire at various times through 2012. The following table sets forth certain information relating to our franchises (including Hanover Cable TV):


                                                        PERCENTAGE OF    PERCENTAGE OF
YEAR OF FRANCHISE                        NUMBER OF          TOTAL         TOTAL BASIC
EXPIRATION                              FRANCHISES       FRANCHISES       SUBSCRIBERS
-----------------                      -------------    -------------    -------------
1999-2001............................        18              15%              11%
2002 and after.......................       106              85%              89%
                                            ---             ----             ----
Total................................       124             100%             100%
                                            ===             ====             ====


     The 1984 and 1992 Cable Acts provide, among other things, for an orderly franchise renewal process, which limits a franchising authority's ability to deny a franchise renewal if the incumbent operator follows prescribed renewal procedures. In addition, the 1984 and 1992 Cable Acts establish comprehensive renewal procedures, which require, when properly elected by an operator, that an incumbent franchisee's renewal application be assessed on its own merits and not as part of a comparative process with competing applications.


     COMPETITION

     Cable television systems face competition from alternative methods of distributing video programming and from other sources of news, information and entertainment. These sources include off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive online computer services and home video products, including videotape cassette recorders. The extent to which a cable television system is competitive depends, in part, upon that system's ability to provide, at a reasonable price to customers, a greater variety of programming and other communications services than those available off-air or through alternative delivery sources and upon superior technical performance and customer service.


     Competing Franchises. Cable television systems generally operate pursuant to franchises granted on a non-exclusive basis. Franchising authorities may not unreasonably deny requests for additional franchises and may operate cable television systems themselves. Well-financed businesses from outside the cable television industry (such as the public utilities that own the poles to which cable is attached) may become competitors for franchises or providers of competing services. We are aware of direct competition from other franchised cable television operators (called "overbuilding") in systems that service less than 1% of its total basic subscribers. Additional cable television systems may be constructed in our other franchise areas.



     Digital Broadcast Satellites. The fastest growing method of satellite distribution is by high-powered direct broadcast satellites utilizing video compression technology, which provides more than 100 channels of programming over a single high-powered digital broadcast satellite. Digital broadcast satellite service can be received virtually anywhere in the United States through small rooftop or side-mounted antennae and is not subject to certain local restrictions on the location and use of digital broadcast satellite and other satellite receiver dishes. Digital broadcast satellite service is presently being heavily marketed on a nationwide basis by three service providers. Digital broadcast satellite systems offer more programming and with digital quality, but have high upfront costs and a lack of local programming, service and equipment distribution. One digital broadcast satellite provider has announced plans to offer some local signals in a limited number of markets.



     Satellite Master Antenna Television Systems. Cable television operators also face competition from private satellite master antenna television systems that serve condominiums, apartment and office complexes and private residential developments. Like cable television systems, satellite master antenna television systems offer both improved reception of local television stations and many of the same satellite-delivered program services. Satellite master antenna television operators often enter into exclusive agreements with building owners or homeowners associations, although some states have enacted laws that authorize franchised cable television operators access to such private complexes. Packages of data and video services are also being offered to private residential and commercial developments. As long as they do not use public rights-of-way, satellite master antenna television systems can interconnect non-commonly owned buildings without having to comply with local, state and federal regulations that are imposed on cable television systems. Our ability to compete for customers in residential and commercial developments served by satellite master antenna television operators is uncertain.



     Local Multipoint Distribution Service. Local multipoint distribution service, a new wireless service, can deliver over 100 channels of programming directly to consumers' homes. A large amount of this spectrum was auctioned in March 1998, and cable television operators and local telephone companies were restricted in their participation in this auction. It is uncertain whether this spectrum will be used to deliver multichannel video programming and other services to subscribers and thereby compete with franchised cable television systems.



     Multichannel Multipoint Distribution Systems. Multichannel multipoint distribution systems use low power microwave frequencies to transmit video programming over the air to customers. Wireless distribution services provide many of the same programming services as cable television systems, and digital compression technology is likely to increase significantly the channel capacity of their systems. Multichannel multipoint distribution systems service requires unobstructed "line of sight" transmission paths. In the majority of our franchise service areas, prohibitive topography and "line of sight" access have limited, and are likely to continue to limit, competition from multichannel multipoint distribution systems. Moreover, in the majority of our franchise areas, multichannel multipoint distribution systems operators face significant barriers to growth because lower population densities make these areas less attractive. We are not aware of any significant multichannel multipoint distribution systems operation currently within our cable television franchise service areas, other than Wireless One, Inc., which competes with us in Rankin County, Mississippi.



     Local Exchange Carriers. The 1996 Telecom Act allows local exchange carriers and others to compete with cable television systems and other video services in their telephone service territory, subject to certain regulatory requirements. Local exchange carriers use a variety of distribution methods, including both broadband wire facilities and wireless transmission facilities within and outside of their telephone service areas. Unlike cable television systems, local exchange carriers are not required, under certain circumstances, to obtain local franchises to deliver video services and are not subject to certain obligations imposed under such franchises. We believe that our rural markets are unlikely to support competition in the provision of video and telecommunications broadband services given the lower population densities and higher capital costs per household of installing plant.


     Public Utilities. Registered utility holding companies and their subsidiaries may provide telecommunications services (including cable television). Electric utilities must establish separate subsidiaries known as "exempt telecommunications companies" and must apply to the FCC for operating authority. Due to their resources, electric utilities could be formidable competitors to traditional cable television systems.


     Other New Technologies. Other new technologies, including Internet-based services, may compete with cable television systems. Incumbent television broadcast licensees may obtain licenses for digital television, which can deliver high definition television pictures, multiple digital-quality program streams, as well as CD-quality audio programming and advanced digital services, such as data transfer or subscription video. Television broadcast stations are authorized to transmit textual and graphic information. Commercial and noncommercial FM stations may use their subcarrier frequencies to provide nonbroadcast services, including data transmissions. In addition, over-the-air interactive video and data service permits two-way interaction with commercial and educational programming, along with informational and data services. Local exchange carriers and other common carriers provide facilities for the transmission and distribution of video services, including interactive computer-based services like the Internet, data and other nonvideo services.



     Advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environments, are constantly occurring. We are not, therefore, able to predict the effect that current or future developments might have on the cable industry or on our operations.


PROPERTIES


     The headquarters of our cable television operations are located in York, Pennsylvania in office space leased from a related party. We do not have a separate headquarters for our radio broadcast operations.



     We lease nine studio facilities for our radio operations. We own broadcast towers for 11 of our radio stations and lease 13 other broadcast towers. We own the real property under nine of our broadcast towers and lease the land under our other 15 towers. We own three, and lease seven, office and signal receiving and transmitting facilities for our cable television operations. In connection with our cable operations, we own eight tower locations and lease eight others.



     Our principal physical assets with respect to our cable operations consist of cable television operating plant and equipment, including signal receiving, encoding and decoding devices, headends and distribution systems and customer house drop equipment for each of our cable television systems. The signal receiving apparatus typically includes a tower, antenna, ancillary electronic equipment and earth stations for reception of satellite signals. Headends, consisting of associated electronic equipment necessary for the reception, amplification and modulation of signals, are located near the receiving devices. Our distribution system consists primarily of coaxial and fiber optic cables and related electronic equipment.



     We believe that our properties are suitable for our operations and are in good condition.


LEGAL PROCEEDINGS


     We currently and from time to time are involved in litigation incidental to the conduct of our business, but we are not currently a party to any lawsuit or proceeding which, in our opinion, is likely to have a material adverse effect on us.


EMPLOYEES


     We have approximately 1,314 employees. None of these employees are covered by collective bargaining agreements, and we consider our relations with its employees to be good.

                                   REGULATION

FEDERAL REGULATION OF RADIO BROADCASTING

     INTRODUCTION


     The ownership, operation and sale of broadcast stations, including those licensed to us, are subject to the jurisdiction of the FCC, which acts under authority derived from the Communications Act. The Communications Act was amended in 1996 by the 1996 Telecom Act to make changes in several broadcast laws. Among other things, the FCC grants permits and licenses to construct and operate radio stations; assigns frequency bands for broadcasting; determines whether to approve changes in ownership or control of station licenses; regulates equipment used by stations and the operating power and other technical parameters of stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; regulates some forms of radio broadcasting programming; and has the power to impose penalties for violations of its rules under the Communications Act.


     LICENSE GRANT AND RENEWAL

     Radio broadcast licenses are granted and renewed for maximum terms of eight years. Licenses may be renewed through an application to the FCC. The Communications Act requires that the FCC grant the renewal of a station's license if the FCC finds that, during the preceding term of the license, the station has served the public interest, convenience and necessity, that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC, and that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse.


     Petitions to deny license renewal applications can be filed by interested parties, including members of the public. Such petitions may raise various issues before the FCC. The FCC is required to hold hearings on renewal applications if it is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a "substantial and material question of fact" as to whether the grant of the renewal application would be prima facie inconsistent with the public interest, convenience and necessity. Also, during certain periods when a renewal application is pending, the transferability of the applicant's license may be restricted. Historically, we have not experienced any material problems renewing our licenses to operate our radio stations and are not currently aware of any facts that would prevent the timely renewal of our licenses. There can be no assurance, however, that our licenses will be renewed.



     The following table sets forth certain regulatory information regarding each of the stations owned by us. HAAT, which applies to FM stations only, represents height above average terrain. Height above average terrain means the actual height of the station's transmitting antenna above the ground level of the surrounding terrain and is used to measure the coverage of a FM station. The FCC class determines the maximum power and maximum height above average terrain for the particular station.



                                                    FREQUENCY
                                      CITY OF       (FM-MHZ)     FCC      HAAT         POWER IN       EXPIRATION DATE
      MARKETS AND STATIONS           LICENSURE      (AM-KHZ)    CLASS   (METERS)   KILOWATTS (DAY)       OF LICENSE
--------------------------------  ----------------  ---------   -----   --------   ----------------   ----------------
San Francisco, CA
  KNBR-AM.......................  San Francisco      680 KHz    A          --            50 KW        December 1, 2005
  KFOG-FM.......................  San Francisco     104.5 MHz   B         459           7.1 KW        December 1, 2005
  KFFG-FM.......................  Los Altos         97.7 MHz    A         137           1.6 KW        December 1, 2005
  KSAN-FM.......................  San Mateo         107.7 MHz   B         354           8.9 KW        December 1, 2005
  KTCT-AM.......................  San Mateo         1050 KHz    B          --            50 KW        December 1, 2005

                                                    FREQUENCY
                                      CITY OF       (FM-MHZ)     FCC      HAAT         POWER IN       EXPIRATION DATE
      MARKETS AND STATIONS           LICENSURE      (AM-KHZ)    CLASS   (METERS)   KILOWATTS (DAY)       OF LICENSE
--------------------------------  ----------------  ---------   -----   --------   ----------------   ----------------
Dallas/Ft. Worth,TX
  KLIF-AM.......................  Dallas             570 KHz    B          --             5 KW        August 1, 2005
  KKLF-AM.......................  Dennison/Sherman   950 KHz    B          --            .5 KW        August 1, 2005
  KTCK-AM.......................  Dallas            1310 KHz    B          --             5 KW        August 1, 2005
  KPLX-FM.......................  Ft. Worth         99.5 MHz    C         511           100 KW        August 1, 2005
  KKZN-FM.......................  Halton City       93.3 MHz    C2        133            50 KW        August 1, 2005
  KXZN-FM.......................  Sanger            104.1 MHz   C3        150            11 KW        August 1, 2005
  KTBK-AM.......................  Sherman           1700 KHz    B          --            10 KW        Pending
Houston, TX
  KRBE-FM.......................  Houston           104.1 MHz   C         585           100 KW        August 1, 2005
Atlanta, GA
  WNNX-FM.......................  Atlanta           99.7 MHz    C         315           100 KW        April 1, 2004
  WHMA-FM.......................  Anniston, AL      100.5 MHz   C         348           100 KW        April 1, 2003
  WHMA-AM.......................  Anniston, AL      1390 KHz    B          --             5 KW        April 1, 2003
Cincinnati, OH
  WRRM-FM.......................  Cincinnati        98.5 MHz    B         246            18 KW        October 1, 2004
  WVAE-FM.......................  Fairfield         94.9 MHz    B         322          10.5 KW        October 1, 2004
Indianapolis, IN
  WFMS-FM.......................  Indianapolis      95.5 MHz    B         302            13 KW        August 1, 2004
  WGRL-FM.......................  Noblesville       93.9 MHz    A         150          2.75 KW        August 1, 2004
  WGLD-FM.......................  Indianapolis      104.5 MHz   B         150            50 KW        August 1, 2004
York/Lancaster, PA
  WSBA-AM.......................  York               910 KHz    B          --             5 KW        August 1, 2006
  WARM-FM.......................  York              103.3 MHz   B         398           6.4 KW        August 1, 2006
Albemarle, NC
  WABZ-FM(1)....................  Albemarle         100.9 MHz   A          61             3 KW        December 1, 2003


---------------

(1) Operated by a third party under a local marketing agreement.


     REGULATORY APPROVALS

     Broadcast licenses may not be assigned nor may the control of broadcast licenses be transferred without the prior approval of the FCC. In determining whether to assign, transfer, grant or renew a broadcast license, the FCC considers a number of factors pertaining to the licensee, including limits on common ownership of media properties, financial qualifications of the proposed licensee, the "character" of the licensee (including that no party to the application (i.e. officer, director, or 10% or greater owner) is subject to the denial of federal benefits that include FCC benefits pursuant to Section 5301 of the Anti-Drug Abuse Act of 1988, 21 U.S.C. sec.862), limitations on alien ownership, and compliance with programming, filing and anti-discrimination requirements.

     Assigning a license or transferring control requires the filing of an application with the FCC. The FCC staff reviews the application and determines whether to grant the application. This process generally takes about four months. During the application process, interested parties and the public may file petitions, during specific periods of time, to deny or raise objections to the application. A full FCC review of staff action can be requested, and final FCC approval or disapproval is subject to judicial review.

     Absent a timely request for reconsideration, administrative review or judicial review, the FCC staff's grant of an application becomes final by operation of law and generally is no longer subject to administrative or judicial review.

     The pendency of a license renewal application may alter the aforementioned timetables, because the FCC might not issue an unconditional assignment grant if the station's license renewal is pending.

     OWNERSHIP MATTERS

     The 1996 Telecom Act and the FCC's broadcast multiple ownership rules do not restrict the number of radio stations one person or entity may own, operate or control on a national level, but do impose restrictions on a local level. These restrictions are:

          (i) in a market with 45 or more commercial radio signals, an entity may own up to eight commercial radio stations, not more than five of which are in the same service (FM or AM);

          (ii) in a market with between 30 and 44 (inclusive) commercial radio signals, an entity may own up to seven commercial radio stations, not more than four of which are in the same service;

          (iii) in a market with between 15 and 29 (inclusive) commercial radio signals, an entity may own up to six commercial radio stations, not more than four of which are in the same service; and

          (iv) in a market with 14 or fewer commercial radio signals, an entity may own up to five commercial radio stations, not more than three of which are in the same service, except that an entity may not own more than 50% of the stations in such market.


     The foregoing summarizes the material radio broadcast industry regulations with which we must comply. However, it does not purport to describe all present and proposed regulations and legislation relating to the radio broadcasting industry, some of which may be subject to judicial and legislative review and change, and their impact on the radio broadcasting industry or us cannot be predicted at this time.


REGULATION OF CABLE TELEVISION


     The cable television industry is regulated by the FCC, some state governments and substantially all local governments. In addition, various legislative and regulatory proposals under consideration from time to time by the Congress and various federal agencies have in the past, and may in the future, materially affect us and the cable television industry. The following is a summary of federal laws and regulations materially affecting the growth and operation of the cable television industry and a description of certain state and local laws. We believe that the regulation of the cable television industry remains a matter of interest to Congress, the FCC and other regulatory authorities. There can be no assurance as to what, if any, future actions such legislative and regulatory authorities may take or the effect thereof on us.


     FEDERAL LEGISLATION

     The principal federal statute governing the cable television industry is the Communications Act. As it affects the cable television industry, the Communications Act has been significantly amended on three occasions, by the 1984 Cable Act, the 1992 Cable Act and the 1996 Telecom Act. The 1996 Telecom Act altered the regulatory structure governing the nation's telecommunications providers. It removed barriers to competition in both the cable television market and the local telephone market. Among other things, it also reduced the scope of cable rate regulation. In addition, the 1996 Telecom Act required the FCC to undertake a host of rulemakings to implement the 1996 Telecom Act, the final outcome of which cannot yet be determined.

     FEDERAL REGULATION

     The FCC is the principal federal regulatory agency with jurisdiction over cable television. It has adopted regulations covering such areas as cross-ownership between cable television systems and other communications businesses, carriage of television broadcast programming, cable rates, consumer protection and customer service, leased access, indecent programming, programmer access to cable television systems, programming agreements, technical standards, consumer electronics equipment compatibility, ownership of home wiring, program exclusivity, equal employment opportunity, consumer education and lockbox enforcement, origination cablecasting and sponsorship identification, political programming and advertising, advertising during children's programming, signal leakage and frequency use, maintenance of various records, and antenna structure notification, marking and lighting. The FCC has the authority to enforce these regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations. A brief summary of certain of these federal regulations as adopted to date follows.

     RATE REGULATION


     Substantial federal legislation and regulations have governed cable television rates since 1984. Since that time, basic cable rates have been deregulated for cable television systems that the FCC has determined to be subject to effective competition. The 1996 Telecom Act expanded the definition of effective competition to cover situations where a local telephone company or its affiliate, or any multichannel video provider using telephone company facilities, offers comparable video service by any means except direct broadcast satellites. Satisfaction of this test deregulates both basic and nonbasic tiers. We are currently being regulated for basic service, installation and equipment rates in five of our franchise areas, three in Maine and two in Mississippi.



     Local franchising authorities have authority to order reductions and, in certain circumstances, refunds of existing rates for the basic service tier and associated equipment. In carrying out their rate regulatory authority, however, local officials are subject to certain FCC standards. As an alternative to the FCC's benchmark price cap system for measuring the reasonableness of existing rates, cable operators may make cost-of-service showings which may justify rates above the applicable benchmarks. Future rate increases may not exceed an inflation-indexed amount, plus increases in certain costs beyond the cable operator's control, such as taxes, franchise fees and increased programming costs. Cost-based adjustments to these capped rates also can be made in the event a cable television operator adds or deletes channels. There is also a streamlined cost-of-service methodology available to justify a rate increase for "significant" system rebuilds or upgrades. The 1992 Cable Act authorized the FCC to enforce similar regulations governing rates for the cable programming service (i.e., expanded) tier. FCC review of cable programming service tier rates was triggered by request from the local franchising authority based on its receipt of two or more subscriber complaints. The 1996 Telecom Act eliminated cable programming service tier rate regulation as of March 31, 1999. Premium programming offered on a per-channel or pay-per-view basis has always been exempt from rate regulation. New product tiers consisting of services new to the cable system can be created free of rate regulation as long as certain conditions are met, such as not moving services from existing tiers to the new tier.


     Existing regulations require cable television systems to permit customers to purchase video programming on a per channel or a per program basis without the necessity of subscribing to any tier of service, other than the basic service tier, unless the cable television system is technically incapable of doing so. Generally, this exemption from compliance with the statute for cable television systems that do not have such technical capability is available until a cable television system obtains the capability, but not later than December 2002.

     CARRIAGE OF BROADCAST TELEVISION SIGNALS


     The 1992 Cable Act contains signal carriage requirements which allow commercial television broadcast stations that are "local" to a cable television system (i.e., the system is located in the station's area of dominant influence) to elect every three years whether to require the cable television system to carry the station, subject to certain exceptions, or whether the cable television system will have to negotiate for "retransmission consent" to carry the station. The next election between must-carry and retransmission consent will be October 1, 1999. A cable television system is generally required to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations whether pursuant to the mandatory carriage requirements or retransmission consent requirements of the 1992 Cable Act. Local non-commercial television stations are also given mandatory carriage rights, subject to certain exceptions, on cable systems with the principal headend located within the larger of: (i) a 50-mile radius from the station's city of license; or (ii) the station's Grade B contour (a measure of signal strength). Unlike commercial stations, noncommercial stations are not given the option to negotiate retransmission consent for the carriage of their signal. In addition, cable television systems have to obtain retransmission consent for the carriage of all "distant" commercial broadcast stations, except for certain "superstations" (i.e., commercial satellite-delivered independent stations such as WGN). To date, compliance with the "retransmission consent" and "must carry" provisions of the 1992 Cable Act has not had a material effect on us, although this result may change in the future depending on such factors as market conditions, channel capacity and similar matters when such arrangements are renegotiated. The FCC has initiated a rulemaking proceeding on the carriage of television signals in high definition and digital formats. The outcome of this proceeding could have a material effect on the number of services that a cable operator will be required to carry.


     RENEWAL OF FRANCHISES AND FRANCHISE FEES


     The 1984 Cable Act established renewal procedures and criteria designed to protect incumbent franchisees against arbitrary denials of renewal. While these formal procedures are not mandatory unless timely invoked by either the cable television operator or the franchising authority, they can provide substantial protection to incumbent franchisees. Even after the formal renewal procedures are invoked, franchising authorities and cable television operators remain free to negotiate a renewal outside the formal process. Nevertheless, renewal is by no means assured, as the franchisee must meet certain statutory standards. Even if a franchise is renewed, a franchising authority may impose new and more onerous requirements such as upgrading cable-related facilities and equipment and complying with voluntary commitments, although the municipality must take into account the cost of meeting such requirements. In the case of franchises in effect prior to the effective date of the 1984 Cable Act, franchising authorities may enforce requirements contained in the franchise relating to facilities, equipment and services, whether or not cable-related. The 1984 Cable Act, under certain limited circumstances, permits a cable operator to obtain modifications of franchise obligations. Franchises have generally been renewed for cable television operators that have provided satisfactory services and have complied with the terms of their franchises. Historically, we have not experienced any material problems renewing our franchises for our cable television systems. We are not aware of any current or past material failure on our part to comply with our franchise agreements. We believe that we have generally complied with the terms of our franchises and have provided quality levels of service.


     The 1992 Cable Act makes several changes to the process under which a cable television operator seeks to enforce his renewal rights which could make it easier in some cases for a franchising authority to deny renewal. Franchising authorities may consider the "level" of programming service provided by a cable television operator in deciding whether to renew. For alleged franchise violations occurring after December 29, 1984, franchising authorities are no longer precluded from denying renewal based on failure to substantially comply with the material terms of the franchise where the franchising authority has "effectively acquiesced" to such past violations. Rather, the franchising authority is estopped if, after giving the cable television operator notice and opportunity to cure, it fails to respond to a written notice from the cable television operator of its failure or inability to cure. Courts may not reverse a denial of renewal based on procedural violations found to be "harmless error."

     Franchising authorities may generally impose franchise fees of up to 5% of a cable television system's annual gross revenues, excluding revenues derived from telecommunications services. However, they may be able to exact some compensation for the use of public rights-of-way.

     CHANNEL SET-ASIDES

     The 1984 Cable Act permits local franchising authorities to require cable television operators to set aside certain television channels for public, educational and governmental access programming. The 1984 Cable Act further requires cable television systems with thirty-six or more activated channels to designate a portion of their channel capacity for commercial leased access by unaffiliated third parties to provide programming that may compete with services offered by the cable television operator. The 1992 Cable Act requires leased access rates to be set according to a formula determined by the FCC.

     COPYRIGHT MATTERS

     Cable systems must obtain copyright licenses for programming and television signals they carry. Copyright authority for programming on non-broadcast networks typically is obtained from the networks in question, and copyright authority for programming originated locally by the cable system must be obtained directly from copyright holders. The Copyright Act provides a blanket license for copyrighted material on television stations whose signals a cable system retransmits. Cable operators can obtain this license by filing semi-annual reports and paying a percentage of their revenues as a royalty fee to the U.S. Copyright Office, which then distributes the royalty pool to copyright holders. For larger cable systems, these payments vary with the numbers and type of distant television stations the system carries. From time to time, Congress considers proposals to alter the blanket copyright license, some of which could make the license more costly.

     STATE AND LOCAL REGULATION


     Cable television systems generally are operated pursuant to nonexclusive franchises, permits or licenses granted by a municipality or other state or local government entity. The terms and conditions of franchises vary materially from jurisdiction to jurisdiction. Franchises generally contain provisions governing fees to be paid to the franchising authority, length of the franchise term, renewal, sale or transfer of the franchise, territory of the franchise, design and technical performance of the system, use and occupancy of public streets and number and types of cable television services provided. The 1992 Cable Act prohibits exclusive franchises, and allows franchising authorities to regulate customer service and rates. Franchising authorities may operate their own multichannel video distribution system without a franchise. States and local franchising authorities may adopt certain restrictions on cable television systems ownership. See "Risk Factors -- Risks Relating To The Cable Television Industry -- Changes in cable television regulation could increase our costs and decrease our revenues."



     The foregoing summarizes the material cable television industry regulations with which we must comply. However, it does not purport to describe all present and proposed federal, state and local regulations and legislation relating to the cable television industry, some of which are subject to judicial and legislative review and change, and their impact on the cable television industry or us cannot be predicted at this time.

                                   MANAGEMENT


     The following table sets forth certain information with respect to our directors and executive officers and other key employees:



NAME                                    AGE                 POSITION(S)
----                                    ---                 -----------
Louis J. Appell, Jr...................  74     Chairman of the Board of Directors
Peter P. Brubaker.....................  52     Director, Chief Executive Officer and
                                                 President
Craig W. Bremer.......................  50     Director, Secretary and General
                                               Counsel
William H. Simpson....................  57     Director
John L. Finlayson.....................  57     Director and Vice President
Alan L. Brayman.......................  47     Treasurer
David E. Kennedy......................  46     Director and Vice President
James D. Munchel......................  44     President and Chief Operating Officer
                                               of Susquehanna Cable


     Louis J. Appell, Jr. is the Chairman of the Board of Directors of Susquehanna Media, a position he has held since 1993. He is also Director, President and Chief Executive Officer of Susquehanna Pfaltzgraff. He has over fifty years of experience in the communications industry. Mr. Appell holds a BA degree from Harvard College.

     Peter P. Brubaker is a Director, Chief Executive Officer and President of Susquehanna Media. He has been a director and officer of Susquehanna Media since 1993. Prior to 1995, Mr. Brubaker was Vice President/Finance of Susquehanna Pfaltzgraff. He joined Susquehanna Pfaltzgraff in 1977 and assumed responsibility for the cable operations in 1979. He holds a BA degree from Wesleyan University and an MBA degree from the Harvard Business School. Mr. Brubaker serves as a director of the National Cable Television Association.

     Craig W. Bremer is a Director and the Secretary and General Counsel of Susquehanna Media, positions he has held since 1993. He is also the Secretary of Susquehanna Pfaltzgraff. Mr. Bremer has been employed by Susquehanna Pfaltzgraff since 1978. Prior to joining Susquehanna Pfaltzgraff, Mr. Bremer was an associate with the law firm of Beckley & Madden, Harrisburg, Pennsylvania. He holds a JD degree from Dickinson School of Law and is a member of the Pennsylvania Bar. He earned a BS degree in History from Washington & Lee University.

     William H. Simpson has been a Director of Susquehanna Media since 1993. He has been employed by Susquehanna Pfaltzgraff or an affiliated corporation since 1971 and was promoted to his current position as President of The Pfaltzgraff Co. in 1988. He was formerly Vice President and General Counsel of Susquehanna Pfaltzgraff from 1971 to 1981. Mr. Simpson is a graduate of the United States Air Force Academy and Harvard Law School.

     John L. Finlayson is a Director and Vice President of Susquehanna Media and the Chief Financial Officer of Susquehanna Pfaltzgraff, where he has been employed since 1978. He has been a Vice President of Susquehanna Media since 1993. Prior to 1978, Mr. Finlayson was an audit manager with Arthur Andersen & Co. He is a CPA and a graduate of Franklin and Marshall College.


     Alan L. Brayman is the Treasurer of Susquehanna Media. He is also Vice President, Treasury Operations, of Susquehanna Pfaltzgraff. Mr. Brayman joined Susquehanna Media in February 1998. Prior to that, he was a principal of Global Treasury Solutions from 1996 through January 1998. Mr. Brayman was also Assistant Treasurer and an officer of VF Corporation, an apparel manufacturer, from January 1993 to December 1995. Prior to that, Mr. Brayman was employed by Armstrong World Industries Inc., a diversified manufacturer, from 1973 to 1992, where he was

Assistant Treasurer. Mr. Brayman is a graduate of the University of Delaware and has an MBA from Shippensburg University.


     David E. Kennedy is a Director and a Vice President of Susquehanna Media. He has also been President of Susquehanna Radio since 1993. Mr. Kennedy joined the radio group in 1973 as an on-air personality of its former Toledo, Ohio station. He has held positions in programming, planning and research during his career. Mr. Kennedy is a graduate of the University of Toledo and holds masters and doctoral degrees from Bowling Green State University. He serves as a director of the Radio Advertising Bureau and as a director of the National Association of Broadcasters.



     James D. Munchel is the President and Chief Operating Officer of Susquehanna Cable. Mr. Munchel oversees the operations of all Susquehanna Cable systems. He joined a predecessor of Susquehanna Media in 1981 and was promoted to General Manager of the York cable system in 1986. Mr. Munchel was promoted to his current position in 1999. He is a graduate of Shippensburg University.


BOARD COMPOSITION

     Our by-laws provide that the number of directors shall not be less than three nor more than seven and may be fixed from time to time by resolution of our board of directors. Our board is currently comprised of six directors. All members of our board of directors are elected annually by our parent, Susquehanna Pfaltzgraff.

DIRECTOR COMPENSATION

     Susquehanna Media does not compensate its directors for services provided in that capacity.

EXECUTIVE SERVICES AND COMPENSATION

     Susquehanna Media has no employees. All of the executive officers of Susquehanna Media are also executive officers of Susquehanna Pfaltzgraff, our parent company. Prior to and following the issuance of the exchange notes, Susquehanna Pfaltzgraff paid all compensation of Susquehanna Media's executive officers under a management agreement between Susquehanna Media and Susquehanna Pfaltzgraff. Under that agreement, Susquehanna Media pays a fee to Susquehanna Pfaltzgraff for executive office space, services of the legal department and management services, including compensation for the services rendered to Susquehanna Media by the executive officers of Susquehanna Pfaltzgraff. Under the agreement, Susquehanna Media paid a management fee in the amount of $2.7 million in 1998. As executive officers of Susquehanna Pfaltzgraff, the executive officers of Susquehanna Media will continue to render services to Susquehanna Pfaltzgraff and its other subsidiaries in addition to Susquehanna Media. See "Certain Transactions -- Related Party Transactions."

BENEFIT PLANS


     Susquehanna Media does not maintain any employee benefit plans. Susquehanna Pfaltzgraff maintains various employee benefit plans in which our employees participate. We compensate Susquehanna Pfaltzgraff for participation by our employees in the employee benefit plans maintained by Susquehanna Pfaltzgraff, including:


    - an employee stock ownership plan;
    - a 401(k) plan;
    - health, disability and life insurance plans; and
    - supplemental executive retirement plans for senior and executive management.

Susquehanna Radio Corp. maintains an employee stock purchase/option plan covering key employees, and Susquehanna Cable Co. maintains a performance share plan covering key employees.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     As permitted by the Delaware General Corporation Law, Susquehanna Media's charter eliminates personal liability of Susquehanna Media's directors to Susquehanna Media and its stockholders for monetary damages for breaches of fiduciary duty except for:

     - any breach of the director's duty of loyalty to Susquehanna Media or its shareholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - any transaction from which the director derived an improper personal benefit; and

     - acts covered by Section 174 of the Delaware General Corporation Law relating to unlawful dividends or distributions or stock repurchases or redemptions.

As a result of these provisions, Susquehanna Media and its stockholders may be unable to obtain monetary damages from a director for breach of his fiduciary duties.


     Susquehanna Media's by-laws require Susquehanna Media to indemnify directors and officers to the extent permitted under the Delaware General Corporation Law. As permitted by the Delaware General Corporation Law, the by-laws provide for indemnification of our directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.



     Susquehanna Pfaltzgraff maintains insurance covering expenditures that may be incurred in connection with the lawful indemnification of our directors and officers for their liabilities and expenses.

                   BENEFICIAL OWNERSHIP OF SUSQUEHANNA MEDIA
                          AND SUSQUEHANNA PFALTZGRAFF

SUSQUEHANNA MEDIA

     We have the authority under our charter to issue 1,100,000 shares of common stock, par value $1.00 per share, and 110,000 shares of 7% cumulative preferred voting stock, par value $100.00 per share. We currently have outstanding 1,100,000 shares of common stock and 70,499.22 shares of preferred stock. The holders of our preferred stock are entitled to an annual cumulative preferential dividend of $7.00 per share. After payment of the preferred stock dividend, holders of our preferred stock do not participate in dividends on our common stock. In the event of a liquidation of our company, our preferred stockholders are entitled to a $100.00 liquidation preference and any accrued and unpaid preferred stock dividends. Thereafter, only common stockholders are entitled to distributions. Our preferred stock is not convertible into our common stock. The holders of our preferred stock and common stock vote together as one class on all matters voted upon by our stockholders. Both classes receive one vote per share.


     All of the outstanding common stock of Susquehanna Media is owned by our parent, Susquehanna Pfaltzgraff. The following table sets forth certain information regarding the beneficial ownership of our preferred stock as of June 1, 1999 by:



     - each of our directors and executive officers;



     - all of our directors and executive officers as a group; and



     - each person (or group of affiliated persons) known by us to beneficially own more than 5% of our outstanding preferred stock.



Unless otherwise indicated, each person has sole voting and investment power with respect to the preferred shares shown as beneficially owned by such person.



                                                              SHARES BENEFICIALLY OWNED
                                                              --------------------------
NAME OF BENEFICIAL OWNER                                        NUMBER          PERCENT
------------------------                                      -----------      ---------
DIRECTORS AND EXECUTIVE OFFICERS
Louis J. Appell, Jr.(1).....................................    5,095.98          7.2%
Peter P. Brubaker...........................................      793.77          1.1%
Craig W. Bremer.............................................          --           --
William H. Simpson..........................................          --           --
John L. Finlayson...........................................          --           --
Alan L. Brayman.............................................          --           --
David E. Kennedy............................................          --           --
All directors and executive officers as a group (7
  persons)..................................................    5,889.75          8.3%
OTHER 5% HOLDERS
Louis J. Appell, III(2).....................................    7,513.71         10.7%
Helen F. Appell, II(3)......................................    7,513.71         10.7%
Barbara F. Appell(4)........................................    7,513.71         10.7%
Walter M. Norton(5).........................................   32,085.41         45.5%


---------------

(1) Shares held by Louis J. Appell, Jr. and Josephine S. Appell, as trustees of the Louis J. Appell, Jr. revocable trust. Address is 140 East Market Street, York, PA 17401.



(2) Address is 1331 Via Colonna Terrace, Davis, CA 95616.



(3) Address is 1700 Powder Mill Road, York, PA 17403.



(4) Address is 306 West Princess Street, York, PA 17404.



(5) Of these shares, (a) 8,324.26 are held jointly with Helen A. Norton; (b) 5,109.81 are held individually; (c) 277.48 are held by Helen A. and Walter
    M. Norton as trustees of the Helen A. Norton revocable trust; and (d) 18,373.86 are held in trust by Walter M. Norton. Address is RFD #1, Box 59, South Harpswell, ME 04079.

SUSQUEHANNA PFALTZGRAFF


     Susquehanna Pfaltzgraff has the authority under its charter to issue 40,000,000 shares of common stock, par value $.01 per share, 50,000,000 shares of ESOP common stock, par value $.01 per share, and 10,000,000 shares of Class A nonvoting common stock, par value $.01 per share. We currently have outstanding 18,251,601 shares of common stock, 6,702,146 shares of ESOP common stock and 2,301,955 shares of Class A nonvoting common stock. The holders of the ESOP common stock are entitled to an annual cumulative preferential dividend of approximately $1.05 per share. After payment of the ESOP common stock dividend, the ESOP common stock, the common stock and the Class A nonvoting common stock share equally and ratably on a share for share basis in dividends. In the event of a liquidation of Susquehanna Pfaltzgraff, the holders of ESOP common stock are entitled to the payment of all accrued and unpaid dividends before any distributions to holders of common stock or Class A common stock. Thereafter, all three classes of stock share in distributions on a pro rata basis. Except as required by law, the holders of Class A nonvoting common stock have no voting rights. Each share of common stock and ESOP common stock is entitled to one vote on all matters submitted to a vote of stockholders.



     The following table sets forth certain information regarding the beneficial ownership of Susquehanna Pfaltzgraff's common stock, ESOP common stock and Class A nonvoting common stock as of June 1, 1999 by:



     - each of our directors and executive officers;



     - all of our directors and executive officers as a group; and



     - each person (or group of affiliated persons) known by us to beneficially own more than 5% of our outstanding common stock.



Unless otherwise indicated, each person has sole voting and investment power with respect to the shares shown as beneficially owned by such person.



                                                 PERCENTAGE     NUMBER OF      PERCENTAGE     NUMBER OF      PERCENTAGE
                                  NUMBER OF          OF            ESOP         OF ESOP        CLASS A       OF CLASS A
                                    COMMON         COMMON         COMMON         COMMON         COMMON         COMMON
                                    SHARES         SHARES         SHARES         SHARES         SHARES         SHARES      TOTAL
                                 BENEFICIALLY   BENEFICIALLY   BENEFICIALLY   BENEFICIALLY   BENEFICIALLY   BENEFICIALLY   VOTING
NAME OF BENEFICIAL OWNER            OWNED          OWNED          OWNED          OWNED          OWNED          OWNED       POWER
------------------------         ------------   ------------   ------------   ------------   ------------   ------------   ------
DIRECTORS AND
  EXECUTIVE OFFICERS
Louis J. Appell, Jr.(1)........           --          --               --           --        1,252,900         54.4%         --
William H. Simpson(1)..........           --          --               --           --          426,085         18.5%         --
Peter P. Brubaker(1)...........           --          --               --           --          311,485         13.5%         --
John L. Finlayson(1)...........           --          --               --           --          311,485         13.5%         --
Craig W. Bremer(1).............           --          --               --           --
Alan L. Brayman(1).............           --          --               --           --
David E. Kennedy(1)............           --          --               --           --
Officers and directors as a
  group (7 persons)............           --          --               --           --        2,301,955        100.0%         --
OTHER 5% HOLDERS
Louis J. Appell Trusts(2)......   16,824,300        92.2%              --           --               --           --        67.4%
Susquehanna Pfaltzgraff
  ESOP(3)......................           --          --        6,702,146        100.0%              --           --        26.9%


---------------

(1) All addresses are 140 East Market Street, York, PA 17401.



(2) Includes shares held as follows: (a) Louis J. Appell residuary trust for the benefit of Louis J. Appell, Jr. (5,861,800 shares); (b) Louis J. Appell residuary trust for the benefit of Helen A. Norton (5,968,900 shares); and
    (c) Louis J. Appell residuary trust for the benefit of George N. Appell and his descendants (4,993,600 shares). Addresses for each trust are 140 East Market Street, York, PA 17401.



(3) Held of record by State Street Bank and Trust Co., as trustee of the Susquehanna Pfaltzgraff Co. Employee Stock Ownership Plan. Address is P.O. Box 1521, Boston, MA 02104-9818.

                              CERTAIN TRANSACTIONS


RELATED PARTY TRANSACTIONS



     Susquehanna Pfaltzgraff, our parent company, provides us with management services, executive office space and services of the legal department. Under an agreement between Susquehanna Pfaltzgraff and us, we paid a management fee for such services in 1998 in the amount of $2.7 million. Susquehanna Pfaltzgraff also provides us, at cost, accounting and tax services, human resources services, treasury services and administrative services. For such services in 1998, we paid Susquehanna Pfaltzgraff an aggregate of $2.0 million.



     Certain direct and indirect subsidiaries of Susquehanna Media lease three office properties and one broadcast tower under lease agreements with L.A.B. Realty Company. The aggregate amount paid to LAB under such agreements in 1998 was approximately $355,000. LAB is owned directly and indirectly by Louis J. Appell, Jr., Chairman of Susquehanna Media, his siblings, certain members of their families and trusts of which such persons or members of their families are trustees or beneficiaries. Mr. Appell and John L. Finlayson are officers and directors of both LAB and Susquehanna Media. Craig W. Bremer is an officer of LAB and an officer and director of Susquehanna Media.



     An indirect subsidiary of Susquehanna Media leases vehicles and equipment from Queen Street Leasing. Susquehanna Radio leases a studio property from G-III Partners. We paid Queen Street Leasing and G-III Partners approximately $45,000 and $176,000, respectively, in 1998 under such leases. Queen Street Leasing and G-III Partners are limited partnerships owned directly and indirectly by Mr. Appell, his siblings, certain members of their families and trusts of which such persons or members of their families are trustees or beneficiaries. An indirect subsidiary of Susquehanna Media pays an aggregate monthly amount of $5,357 to three members of the Appell family under separate agreements for salary, consulting and rent. We paid such individuals an aggregate of $64,284 in 1998.



     Susquehanna Media and certain of its subsidiaries have entered into a Tax Sharing Agreement with Susquehanna Pfaltzgraff, The Pfaltzgraff Co. and certain subsidiaries of The Pfaltzgraff Co. for the payment of federal income tax returns on a consolidated basis. The Tax Sharing Agreement establishes a method for the computation, collection and payment of taxes by Susquehanna Pfaltzgraff and the contribution to such payment by Susquehanna Media and The Pfaltzgraff Co.



     Upon completion of the offering of the outstanding notes, we loaned $116.9 million to Susquehanna Pfaltzgraff, which it then loaned to its newly formed employee stock ownership plan. The employee stock ownership plan used the proceeds of the loan to purchase approximately $116.9 million of Susquehanna Pfaltzgraff's common stock from trusts for the benefit of Mr. Appell, his siblings and certain members of their families. Our employees will participate in the employee stock ownership plan. The loan to Susquehanna Pfaltzgraff matures on December 30, 2018 and bears interest at a per annum rate of 6.0%. We expect the loan to be repaid in annual installments of principal and interest.


     Susquehanna Media has outstanding 70,499.22 shares of voting preferred stock, $100 par value per share. The holders of the preferred stock are entitled to a cumulative annual dividend of 7.0%. The total amount of dividends paid on the preferred stock in 1998 was $634,769. The preferred stock is held by certain members of Mr. Appell's family, trusts of which such persons are trustees or beneficiaries and Peter P. Brubaker. The holders of the preferred stock have no right to require Susquehanna Media to redeem their preferred stock.


     Each of these transactions was on terms and conditions no less favorable to us than we would be able to obtain from unaffiliated third parties.

THE LENFEST AGREEMENT


     Pursuant to an agreement among Lenfest Communications, Inc., Susquehanna Cable and certain of its subsidiaries (as amended, the "Lenfest Agreement"), Lenfest holds minority ownership interests equal to 15.0% of Susquehanna Cable and 17.75% of each of its principal operating subsidiaries. Lenfest is currently 50% owned by AT&T and 50% owned by H.F. Lenfest and members of his family. The ownership interests were acquired by Lenfest in exchange for capital contributions of $11.0 million in cash in May 1993 and cable television systems in December 1993 valued at $14.0 million. The cable systems are located in Red Lion and Mount Wolf, Pennsylvania and are now part of the York system. Under the Lenfest Agreement, Susquehanna Cable may acquire cable programming and cable equipment at AT&T rates. We estimate that the favorable programming rates saved us at least $2.0 million in 1998.


     The Lenfest Agreement provides for a right of first refusal whereby neither Lenfest nor Susquehanna Cable may sell its ownership interests without offering them first to the other party. In addition, Susquehanna Cable may not sell any cable television systems without offering them first to Lenfest. If Susquehanna Cable decides to sell the assets of a cable system and Lenfest does not exercise its right of first refusal, Susquehanna Cable must offer to repurchase Lenfest's shares in the subsidiary that is selling assets.


     The Lenfest Agreement contains a buy-sell provision granting Susquehanna Media, Susquehanna Cable or Lenfest the right to make an offer to purchase the other party's ownership interests in Susquehanna Cable and its subsidiaries. If such an offer is made and rejected, the party to whom the offer was made is then obligated to purchase the offering party's ownership interests in Susquehanna Cable and its subsidiaries on the same terms and conditions. If we purchase Lenfest's interests pursuant to the buy-sell agreement, Lenfest is entitled to receive a fee equal to 3.0% of Lenfest's original $25.0 million investment compounded annually. This fee is not payable if Lenfest buys Susquehanna Cable's interests. If the buy-sell provision has not been triggered by December 1, 2000, Susquehanna Cable may pay Lenfest a fee equal to 1.5% of Lenfest's original investment compounded annually and have no further obligations under the fee arrangement. The buy-sell provision will, however, remain in place.



     The Lenfest Agreement grants Lenfest the right to resell to us (the "Put Right") all of its ownership interests in Susquehanna Cable and its subsidiaries for a three-year period beginning 18 months after the closing on the new senior credit facility. Accordingly, the Put Right will expire on November 12, 2003. The Put Right may not be exercised during any period when a default exists under our new senior credit facility or if consummation of the Put Right would create a default under our new senior credit facility or under the covenant described under "Description of the Notes -- Certain Covenants -- Limitation of Indebtedness." The value of Lenfest's ownership interests in Susquehanna Cable and its subsidiaries upon exercise of the Put Right would be the average of the values determined by two independent appraisers with expertise in the cable industry. In exchange for its ownership interests upon exercise of the Put Right, Lenfest would receive cash up to the amount of borrowing availability under our new senior credit facility and would receive a note for the balance, so long as the issuance of such note would comply with the terms of the new senior credit facility and the covenant described above. Upon Lenfest's exercise of the Put Right, we would have the right, in our sole discretion and in lieu of acquiring Lenfest's ownership interests, to sell Susquehanna Cable and its subsidiaries to a third party and Lenfest would receive a pro rata share of the proceeds of such sale.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

GENERAL


     We recently entered into a new $450 million senior credit facility with a group of financial institutions arranged by First Union Capital Markets Corp. and for which First Union National Bank serves as agent. The new senior credit facility is comprised of a $250 million reducing revolving credit facility (the "Revolver"), a $100 million amortizing term loan A ("Term Loan A"), and a $100 million amortizing term loan B ("Term Loan B"). We used borrowings under the new senior credit facility, together with the net proceeds from the offering of the outstanding notes, to repay in full outstanding indebtedness under our old senior credit facility and to make a $116.9 million loan to Susquehanna Pfaltzgraff to fund its employee stock ownership plan.



     The new senior credit facility is secured by substantially all of our assets (excluding real property) and by all of the voting common stock of Susquehanna Media and its direct and indirect subsidiaries. Such subsidiaries also guaranteed the new senior credit facility.



     Interest on the Revolver and Term Loan A is payable at rates per annum equal to, at our option: (1) a base rate (the "Base Rate") equal to the higher of (a) First Union National Bank's prime rate or (b) 0.50% plus the overnight federal funds rate, plus 0% to 1.25% depending on our leverage ratio or (2) the London Interbank Offered Rate ("LIBOR") plus 0.875% to 2.50% depending on the leverage ratio. Interest on Term Loan B will be payable at a rate per annum equal to LIBOR plus 2.50% to 2.75% depending on our leverage ratio, or the Base Rate plus 1.25% to 1.50% depending on the leverage ratio. We may also access the new senior credit facility through letters of credit. We will pay certain customary fees in connection with maintenance of the new senior credit facility.


     The Revolver and Term Loan A amortize quarterly at variable rates beginning in 2002 until maturity on June 30, 2007 as follows:

CALENDAR YEAR                    ANNUAL REDUCTION    % AMORTIZATION
-------------                    ----------------    --------------
2002...........................    $ 28,000,000             8%
2003...........................      56,000,000            16%
2004...........................      70,000,000            20%
2005...........................      70,000,000            20%
2006...........................      84,000,000            24%
2007...........................      42,000,000            12%
                                   ------------           ---
                                   $350,000,000           100%

Term Loan B amortizes quarterly at a rate of 1% per year beginning June 30, 2002 until June 30, 2007, with the remaining balance of $95.0 million then amortizing in equal quarterly installments until maturity on June 30, 2008.


     Base Rate loans under the new senior credit facility may be prepaid at any time without a premium or penalty. LIBOR loans may be prepaid prior to the end of the applicable interest period upon our reimbursement of breakage costs.


COVENANTS AND EVENTS OF DEFAULT


     The new senior credit facility restricts our ability to:



     - incur additional indebtedness;



     - make investments;



     - incur liens;

     - acquire new lines of business, whether related or unrelated;



     - make payments to stockholders in the form of dividends, loans, advances or redemptions of stock (other than a loan or dividend to Susquehanna Pfaltzgraff to fund its employee stock ownership plan within 60 days of closing not to exceed $120 million or other payments not to exceed a basket of $10 million plus 5% of EBITDA (as defined) beginning January 1,
       1999), or issue capital stock;



     - consolidate, merge or sell all or any substantial part of its assets;



     - change its business; and


     - pay management fees to Susquehanna Pfaltzgraff.


     We are also required to comply with certain financial tests and maintain certain financial ratios. These financial tests and ratios include requirements to maintain:



     - a maximum Consolidated Total Leverage Ratio;



     - a maximum Consolidated Senior Leverage Ratio;



     - a minimum Interest Coverage Ratio;



     - a minimum Debt Service Coverage Ratio; and


     - a minimum Fixed Charge Coverage Ratio (in each case as defined in the new senior credit facility).


As of the date of this prospectus, we are in compliance with each of the financial tests and ratios listed above.



     The new senior credit facility also includes customary events of default. An event of default under the new senior credit facility permits the lenders to accelerate (or, in certain events, triggers an automatic acceleration of) the maturity of the indebtedness under the new senior credit facility, may result in cross defaults under our other debt, including the notes, and may restrict our ability to meet our obligations under the notes. A default on the notes constitutes an event of default under the new senior credit facility.

                       DESCRIPTION OF THE EXCHANGE NOTES

     We issued the outstanding notes and will issue the exchange notes under an Indenture dated May 12, 1999, among us and Chase Manhattan Trust Company, National Association, as Trustee. The terms of the exchange notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TIA").

     Key terms used in this section are defined under "--Certain Definitions." When we refer to "Notes" in this section, we mean the exchange notes and also the outstanding notes and any Additional Notes.


     WE SUMMARIZE BELOW CERTAIN PROVISIONS OF THE INDENTURE, BUT DO NOT RESTATE THE INDENTURE IN ITS ENTIRETY. WE URGE YOU TO READ THE INDENTURE BECAUSE IT, AND NOT THIS DESCRIPTION, DEFINES YOUR RIGHTS AS A HOLDER OF THE NOTES. YOU CAN OBTAIN A COPY OF THE INDENTURE IN THE MANNER DESCRIBED UNDER THE SECTION ENTITLED "WHERE YOU CAN GET MORE INFORMATION."


GENERAL

     The exchange notes will be issued solely in exchange for an equal principal amount of outstanding notes pursuant to the exchange offer. The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except that (i) the exchange notes will have been registered under the Securities Act and (ii) the registration rights and contingent liquidated damages provisions applicable to the outstanding notes are not applicable to the exchange notes.

     The Notes are general unsecured senior subordinated obligations of Susquehanna Media. This means that the Notes are subordinate to Senior Indebtedness of Susquehanna Media and rank equal or prior to other Indebtedness of Susquehanna Media. In addition, the Notes are effectively subordinated to secured Indebtedness of Susquehanna Media to the extent of the assets securing such Indebtedness and to all Indebtedness of Susquehanna Media's subsidiaries.

PRINCIPAL, MATURITY AND INTEREST

     Susquehanna Media will issue exchange notes in denominations of $1,000 and integral multiples of $1,000. The Notes will be limited to $250.0 million in principal amount, of which $150.0 million are being offered hereby, and will mature on May 15, 2009.

     Interest on the Notes will accrue at the rate of 8 1/2% per annum and will be payable semi-annually in arrears on each May 15 and November 15, commencing on November 15, 1999. Payments will be made to the persons who are registered Holders at the close of business on May 1 and November 1, respectively, immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. The Notes will not be entitled to the benefit of any mandatory sinking fund. The redemption of Notes with unpaid and accrued interest to the date of redemption will not affect the right of Holders of record on a record date to receive interest due on an interest payment date.

     Initially, the Trustee will act as Paying Agent and Registrar for the Notes. Susquehanna Media may change the Paying Agent and Registrar without notice to Holders. If a Holder has given wire transfer instructions to the Paying Agent, the Paying Agent will make all principal, premium, if any, and interest payments on those Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the Paying Agent and Registrar in New York City unless Susquehanna Media elects to cause the Paying Agent to make interest payments by check mailed to the registered Holders at their registered addresses.

ADDITIONAL NOTES

     Subject to the limitations set forth under "-- Certain
Covenants -- Limitation on Incurrence of Additional Indebtedness," Susquehanna Media may incur additional Indebtedness which, at its option, may consist of additional Notes, in one or more series, having identical terms as outstanding notes issued on the Issue Date or exchange notes (the "Additional Notes"). Holders of such Additional Notes will have the right to vote together with Holders of Notes issued on the Issue Date and the exchange notes as one class. No offering of any such Additional Notes is being or shall be deemed to be made by this offering memorandum. In addition, there can be no assurance as to when or whether Susquehanna Media will issue any such Additional Notes or as to the aggregate principal amount of such Additional Notes.

BOOK-ENTRY; DELIVERY AND FORM

     The exchange notes will be issued in the form of a global note (the "Global Note"). The Global Note will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, the Global Note may be transferred in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the Global Note directly through DTC if they have an account with DTC or indirectly through organizations which have accounts with DTC.

     Exchange notes that are issued as described below under "-- Certificated Exchange Notes" will be issued in definitive form. Upon the transfer of an exchange note in definitive form, such exchange note will, unless the Global Note has previously been exchanged for exchange notes in definitive form, be exchanged for an interest in the Global Note representing the principal amount of exchange notes being transferred.

     Certain Book-Entry Procedures for the Global Note


     The descriptions of the operations and procedures of DTC, Euroclear and Cedel Bank set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We take no responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.



     DTC has advised us that it is:



        - a limited purpose trust company organized under the laws of the State of New York;



        - a "banking organization" within the meaning of the New York Banking
          Law;



        - a member of the Federal Reserve System;



        - a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended; and


        - a "clearing agency" registered pursuant to Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's Participants include securities brokers and dealers (including the initial purchasers of the outstanding notes), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.


     We expect that pursuant to procedures established by DTC:



        - upon deposit of the Global Note, DTC will credit the accounts of Participants with an interest in the Global Note; and


        - ownership of the exchange notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of Participants) and the records of Participants and the Indirect Participants (with respect to the interests of persons other than Participants).

     The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a Global Note to such persons may be limited. In addition, because DTC can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in exchange notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.


     So long as DTC or its nominee is the registered owner of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have exchange notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee thereunder. Accordingly, each holder owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of exchange notes under the Indenture or such Global Note. We understand that under existing industry practice, in the event that we request any action of holders of exchange notes, or a holder that is an owner of a beneficial interest in the Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the Participants to take such action and the Participants would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of exchange notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such exchange notes.



     We expect that DTC or its nominee, upon receipt of any payment of principal of or interest on the Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the Global Note owning through such participants.

     Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Cedel Bank will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Cedel Bank participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel Bank, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel Bank, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel Bank, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel Bank participants may not deliver instructions directly to the depositaries for Euroclear or Cedel Bank.

     Because of time zone differences, the securities account of a Euroclear or Cedel Bank participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel Bank participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel
Bank) immediately following the settlement date of DTC. Cash received in Euroclear or Cedel Bank as a result of sales of interest in a Global Security by or through a Euroclear or Cedel Bank participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel Bank cash account only as of the business day for Euroclear or Cedel Bank following DTC's settlement date.


     DTC, Euroclear and Cedel Bank are under no obligation to perform or to continue to perform the foregoing procedures to facilitate transfers of interests in the Global Note among participants in DTC, Euroclear and Cedel, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel Bank or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.



     The information in this prospectus concerning DTC, Euroclear and Cedel and their book-entry systems has been obtained from sources that we believe to be reliable, but we have not independently verified this information.


     Certificated Exchange Notes

     If


        - we notify the Trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation;



        - we, at our option, notify the Trustee in writing that we elect to cause the issuance of exchange notes in definitive form under the Indenture; or


        - upon the occurrence of certain other events as provided in the Indenture,

then, upon surrender by DTC of the Global Note, certificated exchange notes in definitive form in denominations of U.S. $1,000 and integral multiples thereof will be issued to each person that DTC identifies as the beneficial owner of the Notes represented by the Global Note. Upon any such issuance, the Trustee is required to register such certificated exchange notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

Subject to the foregoing, the Global Note is not exchangeable, except for a Global Note of the same aggregate denomination to be registered in the name of DTC or its nominee.


     Neither we nor the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related exchange notes and we and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued.


OPTIONAL REDEMPTIONS
--------------------------------------------------------------------------------


     Summary: At any time on or after November 15, 2004, Susquehanna Media may redeem all or part of the Notes at redemption prices that decline over time until 2007. In addition, at any time prior to May 15, 2002, Susquehanna Media may redeem Notes with the proceeds of one or more Public Equity Offerings at a redemption price equal to 108.50% of the principal amount so redeemed plus accrued interest to the date of redemption, provided that at least 65% of the original principal amount of the Notes remains outstanding after giving effect to any such redemption.

--------------------------------------------------------------------------------

     Except as set forth in the following paragraph, the Notes will not be redeemable at the option of Susquehanna Media prior to May 15, 2004. Beginning May 15, 2004 the Notes will be redeemable in cash, at Susquehanna Media's option, in whole or in part, upon 20 to 60 days' prior notice mailed to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest thereon to the redemption date, if redeemed during the 12-month period commencing on May 15 of the years set forth below:

PERIOD                                                        REDEMPTION PRICE
------                                                        ----------------
2004........................................................      104.250%
2005........................................................      102.833%
2006........................................................      101.417%
2007 and thereafter.........................................      100.000%

     In addition, prior to May 15, 2002, Susquehanna Media, at its option, may redeem up to 35.0% of the original principal amount of the Notes with the Net Cash Proceeds of one or more Public Equity Offerings following which there is a Public Market, at a redemption price (expressed as a percentage of principal amount) of 108.50% of the aggregate principal amount so redeemed, plus accrued and unpaid interest thereon to the redemption date; provided, that:

          (1) after each such redemption at least 65.0% of the original principal amount of the Notes must remain outstanding; and

          (2) Susquehanna Media shall make each such redemption within 60 days of the date of closing of the related Public Equity Offering.

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, although no Note of $1,000 in principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING OF THE NOTES
--------------------------------------------------------------------------------


     Summary: The Indebtedness evidenced by the Notes is a senior subordinated, unsecured obligation of Susquehanna Media. The payment of principal and interest on the Notes is subordinated in right of payment to the prior payment of all existing and future Senior Indebtedness. The Notes will rank equal with or be senior to all other Indebtedness of Susquehanna Media. The Indenture limits the aggregate amount of additional Indebtedness that Susquehanna Media may incur, but it does not limit the amount of Indebtedness that may be Senior Indebtedness. If any Guarantees are entered into, those Guarantees will be subordinated to all Senior Indebtedness of the Guarantors.

--------------------------------------------------------------------------------

     The Indebtedness evidenced by the Notes will be senior subordinated, unsecured obligations of Susquehanna Media. The payment of principal, premium, if any, and interest on the Notes is subordinated in right of payment to the prior payment of all existing and future Senior Indebtedness. In addition, if and when any Guarantees are entered into, such Guarantees will be subordinated to all Senior Indebtedness of any such Guarantors.

     Only Indebtedness of Susquehanna Media that is Senior Indebtedness will rank senior to the Notes. The Notes will rank equal with or be senior to all other Indebtedness of Susquehanna Media. Although the Indenture limits the aggregate amount of additional Indebtedness that Susquehanna Media may incur, the Indenture does not limit the amount of such Indebtedness that may be Senior Indebtedness.

     In the event of any distribution of the assets of Susquehanna Media upon a liquidation, dissolution or reorganization of Susquehanna Media, the holders of Senior Indebtedness will be entitled to receive payment in full of such Senior Indebtedness before the Noteholders are entitled to receive any payment. Until the Senior Indebtedness is paid, any payment to which Noteholders would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness. If a distribution is made to Noteholders that, due to the subordination provisions, should not have been made to them, such Noteholders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them.

     Notwithstanding anything herein to the contrary, Susquehanna Media may not pay principal, premium, if any, or interest on the Notes or make any deposit pursuant to the provisions described under "-- Defeasance" below if any principal, interest, fees or other obligations in respect of Designated Senior Indebtedness is not paid when due, unless the default has been cured or waived. However, Susquehanna Media may pay the Notes without regard to the foregoing if Susquehanna Media and the Trustee receive written notice approving such payment from the representative of the Designated Senior Indebtedness. During the continuance of any default (other than a default described in the first sentence of this paragraph) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately, Susquehanna Media may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to Susquehanna Media) of written notice (a "Blockage Notice") and ending 179 days thereafter (or earlier under certain circumstances described in the Indenture). The Blockage Notice must be sent by a representative of the holders of such Designated Senior Indebtedness and must specify that a default has occurred and that the representative is electing to effect a Payment Blockage Period. Subject to the first sentence of this paragraph, unless the holders of such Designated Senior Indebtedness or the representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, Susquehanna Media may resume payments on the Notes after the end of such Payment Blockage Period. The Notes will not be subject to more than one Payment Blockage Period in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period.

     If payment of the Notes is accelerated because of an Event of Default, Susquehanna Media will promptly notify the holders of Designated Senior Indebtedness or the representative of such holders of the acceleration.


     By reason of these subordination provisions, in the event of an insolvency, bankruptcy, reorganization, or liquidation of Susquehanna Media, or upon the occurrence of a Change of Control or an Asset Sale requiring repurchase by Susquehanna Media of any Notes, there may not be sufficient assets remaining to satisfy the claims of the Holders after satisfying the claims of creditors of Susquehanna Media who are holders of Senior Indebtedness and claims of creditors of Susquehanna Media's subsidiaries. See "Risk Factors -- Risk Factors Relating to Our Indebtedness and the Notes -- Because the notes will be subordinated to our senior debt, we must make payments on our senior debt before you receive interest and principal payments." As of June 30, 1999, Susquehanna Media's Senior Indebtedness was $270.4 million. Although the Indenture contains limitations on the amount of additional Indebtedness that Susquehanna Media and its Restricted Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "-- Certain Covenants -- Limitation on Indebtedness."


     The terms of the subordination provisions described above will not apply to money or the proceeds of U.S. government obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under "-- Defeasance."

CHANGE OF CONTROL
--------------------------------------------------------------------------------


     Summary: Upon a Change of Control of Susquehanna Media, each Holder of Notes has the right to require Susquehanna Media to repurchase the Holder's Notes at a price equal to 101% of the principal amount of the Notes repurchased plus accrued interest to the date of repurchase.

--------------------------------------------------------------------------------

     Upon the occurrence of a Change of Control, each Holder will have the right to require that Susquehanna Media repurchase such Holder's Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to the purchase date. Any of the following events shall constitute a "Change in Control":

          (1) (A) the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate of at least 50.1% of the total voting power of the voting stock of Susquehanna Media or (B) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the "beneficial owner" (except that for purposes of this clause (B) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 25% of the total voting power of the voting stock of Susquehanna Media (for purposes of this clause (1) the Permitted Holders shall be deemed to beneficially own any voting stock of a corporation held by any other corporation so long as the Permitted Holders beneficially own, directly or indirectly, in the aggregate at least 50.1% of the voting power of the voting stock of such other corporation);

          (2) Susquehanna Media merges with or into another Person or sells or disposes of all or substantially all of its assets to any Person, or any Person merges with Susquehanna Media, in any such event pursuant to a transaction in which the outstanding voting stock of Susquehanna Media is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the outstanding voting stock of Susquehanna Media is converted into or exchanged for (i) voting stock (other than Disqualified Stock) of the surviving or transferee corporation and/or (ii) cash, securities or other property in an amount which could be paid by Susquehanna Media as a Restricted Payment under the Indenture and (B) immediately after such transaction no person or group (other than the Permitted Holders) is the beneficial owner of 25% or more of the voting power of the voting stock of the surviving or transferee corporation on a fully diluted basis;

          (3) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of Susquehanna Media (together with any new directors whose election by such board of directors or whose nomination for election by the shareholders of Susquehanna Media was approved by a vote of 66 2/3% of the directors of Susquehanna Media at the time of such approval who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office; or

          (4) the liquidation or dissolution of Susquehanna Media.


     The Indenture does not specify a percentage of our assets that would constitute the sale of "all or substantially all," and to our knowledge, the determination under New York law of whether such a sale has occurred is dependent upon a number of factors, including our financial condition and operating results at the time of the transaction and other facts and circumstances. As a result, there may be uncertainty in the event of certain sales, leases or transfers of assets by us as to the ability of Holders to determine if a Change of Control has occurred, and the provisions of the Indenture would not necessarily afford holders of the Notes protection in the event of a reorganization, restructuring, merger or similar transaction involving us that may adversely affect the Holders.


     Within 30 days following any Change of Control, Susquehanna Media will mail a notice to each Holder with a copy to the Trustee stating:

          (1) that a Change of Control has occurred and that such Holder has the right to require Susquehanna Media to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase;

          (2) the circumstances and relevant facts regarding such Change of Control;

          (3) the repurchase date (which will be between 30 and 60 days from the date such notice is mailed); and

          (4) the instructions that a Holder must follow in order to have its Notes purchased.

     Susquehanna Media will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes upon a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with Susquehanna Media's obligation to repurchase the Notes upon a Change of Control, Susquehanna Media will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

     Subject to the limitations discussed below, Susquehanna Media could, in the future, enter into certain transactions that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect Susquehanna Media's capital structure or credit ratings. Restrictions on the ability of Susquehanna Media to incur additional Indebtedness are contained in the covenant described under "-- Certain Covenants -- Limitation on Indebtedness." Such restrictions can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in

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such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

     The Senior Credit Facility contains, and future Senior Indebtedness of Susquehanna Media may contain, prohibitions on the occurrence of certain events that would constitute a Change of Control or require such Senior Indebtedness to be repaid or repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require Susquehanna Media to repurchase the Notes would cause a default under the Senior Credit Facility and could cause a default under such other Senior Indebtedness even if the Change of Control itself does not, due to the financial effect of such repurchase on Susquehanna Media. If an offer to purchase the Notes pursuant to a Change of Control is made, there can be no assurance that Susquehanna Media will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the offer to purchase the Notes pursuant to a Change of Control. In the event Susquehanna Media is required to purchase outstanding Notes pursuant to a Change of Control, Susquehanna Media expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations and any other obligations in respect of Senior Indebtedness. However, there can be no assurance that Susquehanna Media would be able to obtain such financing.

CERTAIN COVENANTS
--------------------------------------------------------------------------------


     Summary: In the Indenture, Susquehanna Media agreed to certain restrictions that limit its and its Restricted Subsidiaries' ability, among other things, to:



     - incur additional Indebtedness or issue Disqualified Stock, both beyond a certain amount;



     - pay dividends, redeem or acquire any shares of their capital stock, make payments on Subordinated Obligations or make investments, all beyond a certain amount;



     - restrict payments or property transfers from any Restricted Subsidiary to Susquehanna Media;



     - create liens;



     - sell or exchange assets or the capital stock of any Subsidiaries;



     - enter into transactions with insiders or related parties;



     - sell or issue capital stock of a Restricted Subsidiary;



     - effect mergers or consolidations;



     - incur any subordinated Indebtedness that is senior to the Notes;



     - permit any Restricted Subsidiary to guarantee any Indebtedness of Susquehanna Media unless the Restricted Subsidiary also guarantees the Notes; and



     - conduct any business unrelated to their current businesses.

--------------------------------------------------------------------------------

     The Indenture contains certain covenants including the following:

     LIMITATION ON INDEBTEDNESS

     Susquehanna Media will not, and will not permit any Restricted Subsidiary to, incur any Indebtedness (including any Acquired Indebtedness) other than Permitted Indebtedness. Notwithstanding the foregoing, in addition to Permitted Indebtedness, Susquehanna Media may incur

Indebtedness (including Acquired Indebtedness), and any Restricted Subsidiary may incur Acquired Indebtedness and guarantee Senior Credit Facility obligations, if, in either case:


          (1) no Default or Event of Default exists on the date of the proposed incurrence of Indebtedness or would result as a consequence of such proposed incurrence; and


          (2) immediately after giving effect to such incurrence of Indebtedness, the Consolidated Leverage Ratio of Susquehanna Media is less than 7.0 to 1.0.

     LIMITATION ON RESTRICTED PAYMENTS

     Susquehanna Media will not, and will not permit any Restricted Subsidiary to, make a Restricted Payment if at the time Susquehanna Media or such Restricted Subsidiary makes such Restricted Payment:

          (1) a Default or Event of Default exists (or would result therefrom);

          (2) Susquehanna Media or such Restricted Subsidiary is not able to incur, after giving effect to such Restricted Payment, an additional $1.00 of Indebtedness pursuant to clause (2) under "-- Limitation on Indebtedness"; or

          (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date (other than Restricted Payments referred to in items (1) and (2)) would exceed the sum of:

             (A) 100% of Consolidated EBITDA, accrued on a cumulative basis during the period beginning on the first day of the fiscal quarter beginning immediately following the Issue Date to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated EBITDA shall be a deficit, minus 100% of such deficit) less 1.4 times Consolidated Interest Expense for the same period; plus

             (B) the aggregate Net Cash Proceeds received by Susquehanna Media from issuances or sales of its capital stock (other than Disqualified Stock) subsequent to the Issue Date or the amount by which Indebtedness of Susquehanna Media is reduced on Susquehanna Media's balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of Susquehanna Media convertible or exchangeable for capital stock (other than Disqualified Stock) of Susquehanna Media; plus

             (C) an amount equal to the sum of (i) the net reduction in Investments in any Person resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to Susquehanna Media or any Restricted Subsidiary from such Person, plus (ii) the portion (proportionate to Susquehanna Media's equity interest in such subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary. Notwithstanding the foregoing, the foregoing sum will not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by Susquehanna Media or any Restricted Subsidiary in such Unrestricted Subsidiary; plus

             (D) $5.0 million.

     The foregoing provisions will not prohibit:

          (1) if no Default or Event of Default exists, any purchase or redemption of capital stock or Subordinated Obligations of Susquehanna Media made out of the proceeds of the concurrent sale of capital stock of Susquehanna Media (other than Disqualified Stock and other than capital stock issued or sold to a subsidiary of Susquehanna Media); provided, that

             (A) such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments; and


             (B) the Net Cash Proceeds from such sale or capital contribution will be excluded from the calculation of amounts under clause (3)(B) above;

          (2) if no Default or Event of Default exists, any purchase or redemption of Subordinated Obligations made out of the proceeds of the concurrent sale of Indebtedness of Susquehanna Media which is permitted to be incurred under the "Limitation on Indebtedness" covenant; provided, however, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments;

          (3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default will exist (or result therefrom); provided further, that such dividend will be included in the calculation of the amount of Restricted Payments; and

          (4) if no other Default or Event of Default will exist or would result therefrom, any purchase of any fractional share of capital stock of Susquehanna Media resulting from:


             (A) any dividend or other distribution on outstanding shares of capital stock that is payable in shares of such capital stock;



             (B) any combination of all of the outstanding shares of capital stock of Susquehanna Media;



             (C) any reorganization or consolidation of Susquehanna Media in any merger of Susquehanna Media with or into any other Person; or


             (D) the conversion of any securities of Susquehanna Media into shares of capital stock of Susquehanna Media;

     provided, however, that such purchases of fractional shares will be included in the calculation of the amount of Restricted Payments.

     LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED SUBSIDIARIES

     Susquehanna Media will not, and will not permit any Restricted Subsidiary to, create or permit to exist any restriction on the ability of any Restricted
Subsidiary:

          (1) to pay dividends or make any other distributions on its capital stock or pay any Indebtedness owed to Susquehanna Media;

          (2) to make any loans to Susquehanna Media or to any Restricted Subsidiary; or

          (3) to transfer any of its property or assets to Susquehanna Media or to any Restricted Subsidiary.

     The Indenture shall not prohibit:

          (1) the Senior Credit Facility as in effect on the Issue Date and as the same may be amended, modified, restated, supplemented or refinanced from time to time; provided, however, that the restrictions contained in any such amendment, modification, restatement, supplement or other agreement are no less favorable in any material respect to the Noteholders than restrictions contained in the Senior Credit Facility on the Issue Date;

          (2) any encumbrances or restrictions existing as of the Issue Date or pursuant to any agreement governing Indebtedness in existence on the Issue Date, in each case as in effect on the Issue Date;

          (3) the Notes or the Indenture, or any Guarantee;

          (4) any instrument governing Acquired Indebtedness,

          (5) Refinancing Indebtedness incurred pursuant to an agreement referred to in clause (2) or (4); provided, however, that the restrictions contained in any such refinancing agreement are no less favorable to the Noteholders than restrictions contained in such agreements governing the Indebtedness being refinanced;

          (6) customary nonassignment provisions in leases to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

          (7) security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

          (8) restrictions with respect to a Restricted Subsidiary imposed pursuant to a binding agreement which has been entered into for the sale or disposition of capital stock or assets of such Restricted Subsidiary; provided, that such restrictions apply solely to the capital stock or assets of such Restricted Subsidiary;

          (9) liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described in "Limitation on Liens" that limit the right of Susquehanna Media or any of its Restricted Subsidiaries to dispose of the assets subject to such lien; and

          (10) applicable law.

     LIMITATION ON LIENS

     Other than Permitted Liens, Susquehanna Media will not, and will not permit any Restricted Subsidiary to, create any lien on any property or asset of Susquehanna Media or of any Restricted Subsidiary or assign or convey any right to receive any income or profits therefrom, or file or permit the filing of any financing statement or other similar notice of any lien with respect to any such property or asset under the Uniform Commercial Code of any State or under any similar statute unless:


          (1) in the case of liens securing Indebtedness that is expressly junior in right of payment to the Notes, the Notes are secured by a lien on such property or assets that is senior to such liens; and


          (2) in all other cases, the Notes are equally and ratably secured.

     LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK

     Susquehanna Media will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless:

          (1) Susquehanna Media or such Restricted Subsidiary receives consideration at least equal to the fair market value of the shares and assets subject to such Asset Sale (which fair market value will be determined in good faith by the board of directors of Susquehanna Media for any transaction involving in excess of $1.0 million);

          (2) at least 75% of the consideration received by Susquehanna Media or such Restricted Subsidiary is in the form of (A) cash and is received at the time of such sale or (B) (1) long-term assets to be used by Susquehanna Media or any Restricted Subsidiary in a Permitted Business or (2) capital stock of a Restricted Subsidiary or a Person engaged primarily in a Permitted Business that will become, upon such purchase, a Restricted Subsidiary (collectively, "Replacements Assets"); and

          (3) 100% of the Net Available Cash from such Asset Sale is applied by Susquehanna Media or such Restricted Subsidiary:

             (A) first, to the extent Susquehanna Media elects (or is required by the terms of the Senior Credit Facility) to repay borrowings under the Senior Credit Facility; provided, that there is a permanent reduction in the availability under the Senior Credit Facility in an amount equal to such repayment and such repayment is made within 365 days from the date of such Asset Sale; and

             (B) second, to the extent Susquehanna Media elects, and within 365 days from the date of such Asset Sale, to purchase, construct or improve Replacement Assets.

     Any Net Available Cash not applied within 365 days after the consummation of an Asset Sale as provided above will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, Susquehanna Media will be obligated to make offers to purchase the Notes in an amount equal to the amount of Excess Proceeds (and not just the amount thereof that exceeds $5.0 million) at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the purchase date in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an offer to purchase made pursuant to this paragraph is less than the amount of Excess Proceeds, Susquehanna Media may use such deficiency for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders is greater than the amount of Excess Proceeds, the Trustee will select the Notes to be purchased on a pro rata basis.

     In the event of the transfer of substantially all (but not all) of the assets of Susquehanna Media and its Subsidiaries to a Person in a transaction permitted under the caption "Certain Covenants -- Merger and Consolidation" below, the successor corporation will be deemed to have sold the assets of Susquehanna Media and its Subsidiaries not so transferred for purposes of this covenant, and will comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such assets of Susquehanna Media or its Subsidiaries deemed to be sold will be deemed to be Net Available Cash for purposes of this covenant.

     If any non-cash consideration received by Susquehanna Media or any subsidiary in connection with any Asset Sale is disposed of for cash, then such disposition will be deemed to constitute an Asset Sale hereunder and the Net Available Cash thereof will be applied in accordance with this covenant.

     Susquehanna Media will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Susquehanna Media will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this clause by virtue thereof.

     LIMITATION ON AFFILIATE TRANSACTIONS

     Except for Excluded Transactions, Susquehanna Media will not, and will not permit any Restricted Subsidiary to, enter into any transaction with any affiliate of Susquehanna Media unless the terms thereof:

          (1) are no less favorable to Susquehanna Media or such Restricted Subsidiary than those that could be obtained from a non-affiliate;


          (2) if such affiliate transaction is in excess of $1.0 million;



             (A) are set forth in writing; and


             (B) have been approved by a majority of the disinterested members of the board of directors of Susquehanna Media; and

          (3) if such affiliate transaction is in excess of $5.0 million, has been determined by a nationally recognized investment banking or accounting firm to be fair to Susquehanna Media and its Restricted Subsidiaries.

     This covenant will not prohibit or apply to:

          (1) any Restricted Payment permitted to be paid pursuant to the covenant described under "-- Limitation on Restricted Payments" so long as any payment to a Permitted Holder is made ratably to all stockholders of the applicable class of capital stock;

          (2) any issuance of securities or payments of cash pursuant to employee benefit plans or arrangements approved by the board of directors of Susquehanna Media;

          (3) the grant of stock options or similar rights to employees and directors of Susquehanna Media pursuant to plans in existence on the Issue Date and plans approved by the board of directors of Susquehanna Media;

          (4) loans or advances to employees in the ordinary course of business;

          (5) the payment of reasonable fees to directors of Susquehanna Media and its Restricted Subsidiaries who are not employees of Susquehanna Media or its Restricted Subsidiaries; and

          (6) any affiliate transaction (A) between Susquehanna Media and a Restricted Subsidiary or (B) between Restricted Subsidiaries.

     LIMITATION ON THE SALE OR ISSUANCE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES

     Susquehanna Media will not sell any shares of capital stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary to issue or sell any shares of its capital stock except to Susquehanna Media or a wholly-owned Restricted Subsidiary; provided, however, that this covenant will not prohibit
(1) the sale of all of the shares of the capital stock owned at the time of such sale by Susquehanna Media or a Restricted Subsidiary of any other Restricted Subsidiary effected in accordance with the covenants described under "Limitation on Sales of Assets and Subsidiary Stock" and "-- Merger and Consolidation," (2) the issuance of shares of capital stock of a Restricted Subsidiary pursuant to employee benefit plans or arrangements approved by the board of directors of Susquehanna Media or the applicable Restricted Subsidiary, (3) the sale, pursuant to an underwritten registered public offering, of shares of capital stock of a Restricted Subsidiary effected in accordance with the covenant described in "Limitation on Sales of Assets and Subsidiary Stock" or (4) the issuance of capital stock to Susquehanna Media or a Restricted Subsidiary in an Investment described by clause (1) in the definition of "Permitted Investment."

     MERGER AND CONSOLIDATION

     Susquehanna Media will not, in a single transaction or series of related transactions, consolidate or merge with any Person, or sell or dispose of (or permit any Restricted Subsidiary to sell or dispose of) all or substantially all of the combined assets of Susquehanna Media and its Restricted Subsidiaries to any Person, unless:

          (1) Susquehanna Media, in the case of a transaction involving Susquehanna Media, or such Restricted Subsidiary in the case of a transaction involving a Restricted Subsidiary, will be the surviving or transferee Person or the surviving or transferee Person (in either case, the "Successor Company") will be a U.S. Person and the Successor Company (if not Susquehanna Media or such Restricted Subsidiary) will expressly assume, by an indenture supplemental thereto, all the obligations of Susquehanna Media under the Notes and the Indenture, or the obligation of such Restricted Subsidiary under its Guarantee (if any shall then exist), as the case may be;

          (2) immediately after giving effect to such transaction, no Default will exist;

          (3) immediately after giving effect to such transaction, Susquehanna Media, if the transaction involves a Restricted Subsidiary, or the Successor Company would be able to incur an additional $1.00 of Indebtedness pursuant to clause (2) under "-- Limitation on Indebtedness;"

          (4) in the case of a transaction involving Susquehanna Media, immediately after giving effect to such transaction, the Successor Company will have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of Susquehanna Media prior to such transaction;

          (5) if, as a result of any transaction, property or assets of Susquehanna Media or a Restricted Subsidiary would become subject to a lien securing Indebtedness not excepted from the provisions of the Indenture described above under the caption "-- Limitation on Liens," Susquehanna Media, any such Restricted Subsidiary or the Successor Company, as the case may be, will have secured the Notes (and, if applicable, the relevant Guarantees) as required by such provisions; and

          (6) Susquehanna Media will have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

     The Successor Company will be the successor to Susquehanna Media or such Restricted Subsidiary, as the case may be, and will succeed to, and may exercise every right and power of Susquehanna Media or such Restricted Subsidiary under, the Indenture, but the predecessor Company or Restricted Subsidiary in the case of a conveyance, transfer or lease will not be released from the obligation to pay the principal of and interest on the Notes.

     LIMITATION ON LAYERED INDEBTEDNESS

     Other than in connection with the Senior Credit Facility or the purchase or redemption of minority equity interests in any Restricted Subsidiary from non-affiliates of the Company, Susquehanna Media will not, and, if at any time Restricted Subsidiaries become Guarantors, will not permit any Guarantor to, incur any Indebtedness that is subordinate in right of payment to any other Indebtedness, unless such Indebtedness is subordinate in right of payment to, or ranks equal with, the Notes or, in the case of Restricted Subsidiaries that are Guarantors, such Indebtedness is subordinate in right of payment to, or ranks equal with, the Guarantees of such Guarantors.

     The Guarantors will not guarantee any Indebtedness of Susquehanna Media that is subordinate in right of payment to any other Indebtedness of Susquehanna Media unless such guarantee is subordinate in right of payment to, or ranks equal with, the Guarantees of such Guarantors.

     GUARANTEES OF CERTAIN INDEBTEDNESS

     Susquehanna Media will not permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee or otherwise become liable for, or incur any lien securing, the payment of any Indebtedness of Susquehanna Media (other than obligations under the Senior Credit Facility from time to time or other Indebtedness not to exceed $2,000,000 in aggregate at any one time outstanding as to all of the Restricted Subsidiaries) unless such Restricted Subsidiary, Susquehanna Media, and the Trustee execute and deliver a supplemental indenture pursuant to which such Restricted Subsidiary becomes a Guarantor of the Notes and which evidences such Restricted Subsidiary's Guarantee of the Notes. Such Guarantee shall be a senior subordinated unsecured obligation of such Restricted Subsidiary. Neither Susquehanna Media nor any such Guarantor shall be required to make a notation on the Notes or its Guarantee to reflect any such subsequent Guarantee. Nothing in this covenant shall be construed to permit any Restricted Subsidiary of Susquehanna Media to incur Indebtedness otherwise prohibited by the "Limitation on Indebtedness" covenant.

     The Indebtedness evidenced by any Guarantee (including the payment of principal of, premium, if any, and interest on the Notes) will be subordinated to Senior Indebtedness of such Guarantor on terms analogous to those applicable to the Notes. See "Ranking of the Notes."

     The obligations of each Guarantor under its Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees under the Senior Credit Facility) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of the Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

     Any Guarantor may consolidate with or merge into or sell its assets to Susquehanna Media or to another Guarantor without limitation. Any Guarantor may consolidate with or merge into or sell all or substantially all its assets to a corporation, partnership, or trust other than Susquehanna Media or another Guarantor (whether or not affiliated with the Guarantor). Upon the sale or disposition of a Guarantor (or of all or substantially all of its assets) to a Person (whether or not an affiliate of such Guarantor) that is not a Restricted Subsidiary of Susquehanna Media, which is otherwise in compliance with the Indenture, such Guarantor shall be deemed released from all its obligations under the Indenture and its Guarantee and such Guarantee shall terminate; provided that any such termination shall occur only to the extent that all obligations of such Guarantor under the Senior Credit Facility, as applicable, and all of its guarantees of, and under all of its pledges of assets or other security interests which secure, Indebtedness of Susquehanna Media shall also terminate upon such release, sale, or transfer; provided, further, that the consideration received by Susquehanna Media in connection with such sale or other disposition shall be applied in accordance with the Indenture.

     CONDUCT OF BUSINESS

     Susquehanna Media and its Restricted Subsidiaries will not engage in any business other than a Permitted Business.

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

     COMMISSION REPORTS

     Notwithstanding that Susquehanna Media may not be subject to the reporting requirements of the Exchange Act, Susquehanna Media will file with the Commission and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections. In addition, Susquehanna Media will make available to any holder and any prospective purchaser of Notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which Susquehanna Media is not subject to Section 13 or 15(d) of the Exchange Act.

DEFAULTS

     An Event of Default is defined in the Indenture as:

          (1) a default in the payment of interest on the Notes when due, continued for 30 days;

          (2) a default in the payment of principal of any Note when due at its stated maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

          (3) the failure by Susquehanna Media to comply with its obligations under "-- Change of Control," and under "-- Certain Covenants" under
     "-- Merger and Consolidation," "-- Limitation on Sales of Assets and Subsidiary Stock," "-- Limitation on Indebtedness," or "-- Limitation on Restricted Payments" above;

          (4) the failure by Susquehanna Media to comply with its other agreements contained in the Indenture within 45 days after receipt by Susquehanna Media of notice of such default from the Trustee or the Holders of 25% in principal amount of the outstanding Notes;

          (5) Indebtedness of Susquehanna Media or any subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $5.0 million (the "cross acceleration provision");

          (6) certain events of bankruptcy, insolvency or reorganization of Susquehanna Media or a subsidiary (the "bankruptcy provisions");

          (7) any judgment or decree for the payment of money in excess of $5.0 million (to the extent not covered by third-party insurance as to which a financially sound insurer has not disclaimed coverage) is rendered against Susquehanna Media or a subsidiary, remains outstanding for a period of 60 days following the date such judgment becomes final and non-appealable (the "judgment default provision"); or

          (8) at any time that a Guarantee is required to be in effect under the Indenture, the Guarantee of any Guarantor ceases to be in full force and effect or any Guarantor denies or disaffirms its obligations under its Guarantee.

     If an Event of Default occurs and is continuing (other than an Event of Default described in clause (6) with respect to Susquehanna Media), the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due. Upon such a declaration, such principal and interest will be due immediately. If an Event of Default described in clause (6) occurs and is continuing with respect to Susquehanna Media, the principal of and interest on all the Notes will become immediately due without any declaration or other act on the part of the Trustee or any Holders of the Notes. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

          (1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

          (2) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

          (3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

          (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

          (5) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.


     Notwithstanding the foregoing, a Holder may individually institute a suit for the enforcement of the payment of principal and interest on the Notes.


     Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

     The Indenture provides that if a Default exists and is known to the Trustee, the Trustee must mail to each Holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the Holders of the Notes. In addition, Susquehanna Media is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Susquehanna Media also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action Susquehanna Media is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, no amendment may:

          (1) reduce the amount of Notes whose Holders must consent to an amendment;

          (2) reduce the rate of or extend the time for payment of interest on any Note;

          (3) reduce the principal of or extend the stated maturity of any Note;

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

          (4) reduce the premium, if any, payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "-- Optional Redemptions";

          (5) make any Note payable in money other than that stated in the Note;

          (6) impair the right of any Holder of the Notes to receive payment of principal and interest on such Holder's Notes after the due dates therefor or to institute suit for the enforcement of any payment on such Holder's Notes;

          (7) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions;

          (8) make any change to the subordination provisions of the Indenture that would adversely affect the Noteholders; or

          (9) make any change in the Guarantees (if any should then exist) that would adversely affect the Noteholders.

     Without the consent of any Holder of the Notes, Susquehanna Media and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of Susquehanna Media under the Indenture, to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of Susquehanna Media for the benefit of the Holders of the Notes or to surrender any right or power conferred upon Susquehanna Media, to make any change that does not adversely affect the rights of any Holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the TIA. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of Susquehanna Media or a Guarantor then outstanding unless the holders of such Senior Indebtedness (or their representative) consent to such change.

     The consent of the Holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

     After an amendment under the Indenture becomes effective, Susquehanna Media is required to mail to Holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

DEFEASANCE
--------------------------------------------------------------------------------


     Summary: Susquehanna Media may terminate its obligations with respect to the Notes and some of the covenants in the Indenture, subject to the exceptions described below.

--------------------------------------------------------------------------------

     Susquehanna Media at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. Susquehanna Media at any time may terminate its obligations under "Change of Control" and under the covenants described under "-- Certain Covenants" (other than the covenant described under "-- Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to subsidiaries and the judgment default provision described under "-- Defaults" above and the limitations contained in clauses (3) and (4) under "-- Certain Covenants -- Merger and Consolidation" (and clause (3) of the first paragraph under "-- Defaults" as it relates to clauses (3) and (4) under "-- Certain Covenants -- Merger and Consolidation") above ("covenant defeasance").

     Susquehanna Media may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Susquehanna Media exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If Susquehanna Media exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3) (other than the breach of the covenant described under "-- Certain Covenants -- Merger and Consolidation"), (4), (5) or (8) under "-- Defaults" above or because of the failure of Susquehanna Media to comply with clause (3) or (4) under "-- Certain Covenants -- Merger and Consolidation" above. If Susquehanna Media exercises its legal defeasance option or its covenant defeasance option, each Guarantor will be released from all its obligations with respect to its Guarantee (if any should then exist).

     In order to exercise either defeasance option, Susquehanna Media must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. government obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an opinion of counsel to the effect that Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law).

CONCERNING THE TRUSTEE

     Chase Manhattan Trust Company, National Association is to be the Trustee under the Indenture and has been appointed by Susquehanna Media as Registrar and Paying Agent with regard to the Notes.

     The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

GOVERNING LAW

     The Indenture provides that it and the Notes will be governed by the laws of the State of New York.

CERTAIN DEFINITIONS

     In addition to the other defined terms used herein, the following terms have the meanings set forth below when used in this offering memorandum.

     "Acquired Indebtedness" means, with respect to any Person:

          (1) any Indebtedness or Disqualified Stock of any other Person existing at the time such Person is merged with or becomes a Restricted Subsidiary of such specified Person, and

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

          (2) Indebtedness secured by a lien encumbering any asset acquired by such specified Person.

     "Asset Acquisition" means


          (1) an Investment by Susquehanna Media or any Restricted Subsidiary in any other Person pursuant to which such Person will be merged with Susquehanna Media or any Restricted Subsidiary; or


          (2) the acquisition by Susquehanna Media or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

     "Asset Sale" means any sale or other disposition (including by way of merger) by Susquehanna Media or by any of its Restricted Subsidiaries to any Person of:


          (1) any of the stock of any of Susquehanna Media's Subsidiaries;



          (2) substantially all of the assets of any division or line of business of Susquehanna Media or of any of its Subsidiaries; or


          (3) any other material amount of assets of Susquehanna Media or of any of its Subsidiaries.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Consolidated EBITDA" means, for any period, the sum of:


          (1) Consolidated Net Income; plus


          (2) to the extent Consolidated Net Income has been reduced thereby,


             (A) all income taxes of Susquehanna Media and its Restricted Subsidiaries paid or accrued for such period; plus



             (B) Consolidated Interest Expense; plus


             (C) Consolidated Non-Cash Charges less any non-cash items increasing Consolidated Net Income for such period; plus

             (D) Minority interests; plus

             (E) ESOP Expense; less

          (3) to the extent Consolidated Net Income has been increased thereby, the interest income received by Susquehanna Media as a result of the repayment of the ESOP Loan.

     "Consolidated Interest Expense" means, for any period, the sum of:

          (1) all interest expense of Susquehanna Media and its Restricted Subsidiaries for such period; and

          (2) the interest component of capitalized lease obligations paid or scheduled to be paid or accrued by Susquehanna Media and its Restricted Subsidiaries during such period.

     "Consolidated Leverage Ratio" as of any date of determination means the ratio of:

          (1) the sum of the aggregate outstanding amount of Indebtedness of Susquehanna Media and its Restricted Subsidiaries as of the date of calculation on a consolidated basis in accordance with GAAP to

          (2) Consolidated EBITDA of Susquehanna Media during the four full fiscal quarters ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio.

For purposes of this definition, Consolidated Leverage Ratio will be calculated after giving effect on a pro forma basis for the period of such calculation to
(A) the incurrence or repayment of any Indebtedness of Susquehanna Media or any of its Restricted Subsidiaries giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness, other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes, occurring during the four quarter period or at any time subsequent to the last day of the four quarter period and on or prior to the date of determination, as if such incurrence or repayment occurred on the first day of the four quarter period and (B) any Asset Sales or Asset Acquisitions (including any Asset Acquisition giving rise to the need to make such calculation as a result of Susquehanna Media or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring or otherwise becoming liable for Acquired Indebtedness) occurring during the four quarter period or at any time subsequent to the last day of the four quarter period and on or prior to the transaction date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any Acquired Indebtedness and also including any Consolidated EBITDA associated with such Asset Acquisition) occurred on the first day of the four quarter period. If Susquehanna Media or any of its Restricted Subsidiaries guarantees Indebtedness of a third Person, the preceding sentence will give effect to the incurrence of such guaranteed Indebtedness as if Susquehanna Media or such Restricted Subsidiary, as the case may be, had directly incurred such guaranteed Indebtedness. Furthermore, in calculating Consolidated Interest Expense for the purposes of the calculation of Consolidated EBITDA, (X) interest on Indebtedness determined on a fluctuating basis as of the date of determination (including Indebtedness actually incurred on the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness as in effect on the date of determination and (Y) notwithstanding (X) above, interest determined on a fluctuating basis, to the extent such interest is covered by interest rate protection agreements, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     "Consolidated Net Income" means, for any period, the aggregate net income (or loss) of Susquehanna Media and its Restricted Subsidiaries for such period on a consolidated basis; provided, the following items shall be excluded from the calculation of Consolidated Net Income:

          (1) after-tax gains and losses from Asset Sales or abandonment or reserves relating thereto;

          (2) items classified as extraordinary, nonrecurring or unusual gains, losses or charges, and the related tax effects, each determined in accordance with GAAP;

          (3) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary of Susquehanna Media or is merged or consolidated with Susquehanna Media or any Restricted Subsidiary of Susquehanna Media;

          (4) the net income (but not loss) of any Restricted Subsidiary of Susquehanna Media to the extent that the declaration of dividends, the making of intercompany loans or similar payments by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

          (5) the net income of any Person, other than a Restricted Subsidiary of Susquehanna Media, except to the extent of cash dividends or distributions paid to Susquehanna Media or a Restricted Subsidiary of Susquehanna Media by such Person;

          (6) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time after December 31, 1998;

          (7) income or loss attributable to discontinued operations (including operations disposed of during such period whether or not such operations were classified as discontinued); and

          (8) in the case of a successor to Susquehanna Media by consolidation or merger or as a transferee of Susquehanna Media's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

     "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of Susquehanna Media and its consolidated Restricted Subsidiaries, as of the end of the most recent fiscal quarter of Susquehanna Media ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as:


          (1) the par or stated value of all outstanding capital stock of Susquehanna Media; plus



          (2) paid-in capital or capital surplus relating to such capital stock; plus


          (3) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

     "Consolidated Non-Cash Charges" means with respect to Susquehanna Media, for any period, the aggregate depreciation, amortization and other non-cash expenses (excluding any non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of Susquehanna Media and its Restricted Subsidiaries reducing Consolidated Net Income of Susquehanna Media for such period.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means all obligations under or arising out of the Senior Credit Facility and any other Senior Indebtedness of Susquehanna Media which, at the date of determination, has an aggregate principal amount outstanding of, or under which the holders thereof are committed to lend up to, at least $5.0 million and is specifically designated by Susquehanna Media in the instrument or agreement evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" and, in respect of any Guarantor, any guarantee by such Guarantor of Designated Senior Indebtedness of Susquehanna Media.

     "Disqualified Stock" means, with respect to any Person, any capital stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable):


          (1) matures or is mandatorily redeemable for any reason;



          (2) is convertible or exchangeable for Indebtedness or Disqualified Stock; or


          (3) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the stated maturity of the Notes.

     "ESOP" means the Susquehanna Pfaltzgraff Co. Employee Stock Ownership Plan.

     "ESOP Expense" means, for any period without duplication, (1) to the extent such expense is in the form of a cash payment, the amount of cash actually paid by Susquehanna Media to Susquehanna Pfaltzgraff for the purpose of funding share allocations in the ESOP; provided, that such amount shall be limited to the lesser of (i) the amount of such cash payment and (ii) the amount of cash received by Susquehanna Media from Susquehanna Pfaltzgraff within two business days of any such payment as repayment of principal and interest on the ESOP Loan; plus (2) to the extent such expense funding share allocations under the ESOP is a non-cash expense, the amount of such non-cash expense.

     "ESOP Loan" means the $116.9 million loan made by Susquehanna Media to Susquehanna Pfaltzgraff Co. on or about the Issue Date.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Excluded Transactions" means (1) agreements in existence on or prior to the Issue Date, (2) the ESOP Loan, (3) payments of management fees by Susquehanna Media to Susquehanna Pfaltzgraff in an amount not to exceed 4.0% of the consolidated net revenues of Susquehanna Media, (4) payments by Susquehanna Media to Susquehanna Pfaltzgraff pursuant to any tax sharing agreement, (5) payments to Susquehanna Pfaltzgraff constituting reimbursements of actual out-of-pocket expenses reasonably incurred on behalf of Susquehanna Media and its Restricted Subsidiaries in the ordinary course of their businesses and (6) the annual cash payment from Susquehanna Media to Susquehanna Pfaltzgraff for the purpose of funding share allocations in the ESOP.

     "GAAP" means generally accepted accounting principles in the United States as in effect as of the Issue Date.

     "Guarantee" means any guarantee of the Notes, on a senior subordinated basis, by a Restricted Subsidiary of Susquehanna Media that may be issued in accordance with the covenant "Guarantees of Certain Indebtedness."

     "Guarantor" means any Restricted Subsidiary of Susquehanna Media that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms thereof.

     "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

     "Indebtedness" means, with respect to any Person on any date of determination:

          (1) all indebtedness of such Person for borrowed money;

          (2) all indebtedness of such Person evidenced by bonds, debentures, notes or other similar instruments;

          (3) all indebtedness of such Person for capitalized lease obligations;

          (4) all indebtedness of such Person upon notes payable and drafts accepted representing extensions of credit of such Person;

          (5) all indebtedness of such Person for all or any part of the deferred purchase price of property or services which purchase price is (a) due more than six months (or a longer period of up to one year, if such terms are available from suppliers in the ordinary course of business) from the date of incurrence of the obligation in respect thereof or (b) evidenced by a note or similar written instrument;

          (6) all indebtedness secured by any lien on any property or asset owned or held by that Person;

          (7) all guarantees of such Person in respect of Indebtedness of other Persons; and

          (8) all Disqualified Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

Indebtedness will not include trade payables and accrued liabilities incurred in the ordinary course of business for the purchase of goods or services which are not secured by a lien other than a lien permitted pursuant to clause (2) of the definition of Permitted Liens and obligations under interest rate protection agreements.

     "Investment" in any Person means any advance, loan or other extension of credit or capital contribution to, or any purchase, redemption or acquisition of capital stock, indebtedness or other similar instruments issued by, such Person.

     "Issue Date" means the date on which the Notes are originally issued.

     "Net Available Cash" means, with respect to any Asset Sale, payments in cash or cash equivalents received therefrom net of bona fide direct costs of sale, including:

          (1) income taxes reasonably estimated to be actually payable as a result of such Asset Sale within two years of the date of such Asset Sale;

          (2) payment of any Indebtedness that is secured by a lien on the stock or assets in question and that is required to be repaid as a result of such Asset Sale;

          (3) out-of-pocket expenses and fees relating to such Asset Sale; and

          (4) any portion of cash proceeds which Susquehanna Media determines in good faith should be reserved for post-closing adjustments or liabilities relating to the Asset Sale retained by Susquehanna Media or any of its Restricted Subsidiaries.

     Additionally, in connection with any Asset Sale of Susquehanna Cable and its Subsidiaries, Net Available Cash will be reduced by that amount required to be paid to holders or former holders of minority equity interests in Susquehanna Cable and its Subsidiaries who were not affiliates of the Company in connection with any sale, purchase or redemption of those interests or pursuant to the terms of any Indebtedness relating to the deferred payment of any applicable purchase or redemption price.

     "Net Cash Proceeds" means, with respect to any sale of capital stock, the proceeds of such sale in the form of cash or cash equivalents net of fees, discounts or commissions actually incurred in connection with such sale.

     "Permitted Business" means any business conducted by Susquehanna Media and its Restricted Subsidiaries on the Issue Date and any business ancillary or complementary or reasonably related thereto.

     "Permitted Holders" means (1) descendants, and spouses of descendants, of Louis J. Appell, Sr. (including any trusts established for the benefit of one or more such descendants or spouses of such descendants so long as (i) one or more of such descendants or spouses of such descendants, (ii) officers of Susquehanna Pfaltzgraff or its Subsidiaries, or (iii) the trust department of a financial institution is a trustee of any such trusts) and (2) the ESOP so long as executive officers of Susquehanna Pfaltzgraff constitute the majority of the ESOP Committee under the ESOP.

     "Permitted Indebtedness" means each of the following:

          (1) Indebtedness of Susquehanna Media and its Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

          (2) Indebtedness under the Indenture with respect to the Notes offered hereby, and under any Guarantees;

          (3) Indebtedness under the Senior Credit Facility (including any guarantees thereof); provided that the aggregate principal amount of Indebtedness outstanding under the Senior Credit Facility at any one time will not exceed (A) $450.0 million less (B) the amount of any permanent reductions to the Senior Credit Facility made in accordance with "-- Limitation on Sales of Assets and Subsidiary Stock."

          (4) interest rate protection agreements of Susquehanna Media and its Restricted Subsidiaries covering their Indebtedness;

          (5) Indebtedness of a Restricted Subsidiary to Susquehanna Media or to a Restricted Subsidiary so long as such Indebtedness is held by Susquehanna Media or a Restricted Subsidiary, in each case subject to no lien (other than liens under the Senior Credit Facility) held by a Person other than Susquehanna Media or a Restricted Subsidiary;

          (6) Indebtedness of Susquehanna Media to a Restricted Subsidiary so long as such Indebtedness is held by a Restricted Subsidiary, subject to no lien (other than liens under the Senior Credit Facility); provided that any Indebtedness of Susquehanna Media to any Restricted Subsidiary is subordinated to Susquehanna Media's obligations under the Notes;

          (7) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business;

          (8) Indebtedness of Susquehanna Media or any of its Restricted Subsidiaries represented by letters of credit in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

          (9) Refinancing Indebtedness incurred in respect of Indebtedness originally incurred pursuant to the second sentence under "Limitation on Indebtedness" or pursuant to this clause (9) or clause (1) or (3) of this definition;

          (10) Indebtedness of Susquehanna Media or any Restricted Subsidiary incurred in respect of performance and payment bonds (other than in respect of Indebtedness);

          (11) additional Indebtedness of Susquehanna Media and its Restricted Subsidiaries not to exceed $10.0 million at any one time outstanding for capitalized lease obligations or for purposes of financing the purchase price or construction cost of equipment, fixtures or similar property;

          (12) additional Indebtedness of Susquehanna Media and its Restricted Subsidiaries not to exceed $15.0 million at any one time outstanding; and

          (13) Indebtedness in the form of guarantees of other Indebtedness permitted to be incurred by any Restricted Subsidiary under this definition, so long as such guarantees do not increase the principal amount of such Indebtedness.

     "Permitted Investment" means any of the following:

          (1) Investments by Susquehanna Media or any Restricted Subsidiary in any Person that is a Restricted Subsidiary or will become immediately after such Investment a Restricted Subsidiary that is wholly-owned by the Person making such Investment or that will merge or consolidate into Susquehanna Media or a Restricted Subsidiary;

          (2) Investments in Susquehanna Media by any Restricted Subsidiary; provided that any Indebtedness evidencing such Investment is unsecured and subordinated to Susquehanna Media's obligations under the Notes and the Indenture;

          (3) the purchase or redemption by Susquehanna Media or any Restricted Subsidiary of any minority equity interests in any Restricted Subsidiary.

          (4) Investments in cash and cash equivalents;

          (5) loans and advances to employees and officers of Susquehanna Media and its Subsidiaries in the ordinary course of business;

          (6) interest rate protection agreements entered into in the ordinary course of Susquehanna Media's or its Restricted Subsidiaries' businesses;

          (7) sales on credit by Susquehanna Media or any Restricted Subsidiary in the ordinary course of business;

          (8) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

          (9) consideration other than cash or cash equivalents received by Susquehanna Media or its Restricted Subsidiaries in connection with an Asset Sale made in compliance with the "Limitation on Sales of Assets and Subsidiary Stock" covenant;

          (10) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10) since the date of the Indenture, not to exceed $10.0 million in the aggregate; and

          (11) the ESOP Loan.

     "Permitted Liens" means any of the following:

          (1) liens for taxes, assessments or governmental charges or claims either (A) not delinquent or (B) contested in good faith by appropriate proceedings and as to which Susquehanna Media or its Subsidiaries will have set aside on its books such reserves as may be required pursuant to GAAP;

          (2) statutory liens of landlords and liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith;

          (3) liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

          (4) judgment liens not giving rise to an Event of Default so long as a stay of execution has been entered or such lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment will not have been finally terminated or the period within which such proceedings may be initiated will not have expired;

          (5) easements, leases, subleases, rights-of-way zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of Susquehanna Media or any of its subsidiaries;

          (6) any interest or title of a lessor under any capitalized lease obligation;

          (7) purchase money liens to finance property or assets of Susquehanna Media or a Restricted Subsidiary acquired in the ordinary course of business;

          (8) liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (9) liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

          (10) liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements or appeal or similar bonds of Susquehanna Media or a Restricted Subsidiary;

          (11) liens securing Senior Indebtedness, including Indebtedness under the Senior Credit Facility;

          (12) liens existing on the Issue Date and liens to secure any Refinancing Indebtedness which is incurred to refinance any Indebtedness which has been secured by a lien permitted under the "Limitation on Liens" covenant and which Indebtedness has been incurred in accordance with the "Limitation on Indebtedness" covenant;

          (13) liens securing Acquired Indebtedness incurred in accordance with clause (2) of the "Limitation on Indebtedness" covenant; provided that (A) such liens secured such Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by Susquehanna Media or a Restricted Subsidiary and were not granted in connection with the incurrence of such Acquired Indebtedness by Susquehanna Media or a Restricted Subsidiary and (B) such liens do not extend to or cover any property or assets of Susquehanna Media or any Restricted Subsidiary other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of Susquehanna Media or a Restricted Subsidiary and are no more favorable to the lienholders than the liens securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by Susquehanna Media or a Restricted Subsidiary; and

          (14) liens securing Indebtedness incurred in connection with the purchase or redemption of minority equity interests in any Restricted Subsidiary, so long as such liens (A) are in favor of the holder of the equity interests being purchased or redeemed and (B) encumber only those equity interests purchased or redeemed.

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Public Equity Offering" means an underwritten primary public offering of any class of common stock of Susquehanna Media or any of its subsidiaries pursuant to an effective registration statement under the Securities Act.

     "Public Market" means any time after (A) an underwritten Public Equity Offering of Susquehanna Media or any of its subsidiaries has been consummated and (B) at least 10% of the total issued and outstanding common stock of Susquehanna Media or such subsidiary has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

     "Refinancing Indebtedness" means any Indebtedness of Susquehanna Media or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refinance other Indebtedness of Susquehanna Media or any of its Restricted Subsidiaries; provided that:

          (1) the principal amount of such Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so refinanced;

          (2) such Refinancing Indebtedness has a weighted average life to maturity equal to or greater than the weighted average life to maturity of the Indebtedness being refinanced;

          (3) if the Indebtedness being refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those relating to the Indebtedness being refinanced; and

          (4) such Indebtedness is incurred either by Susquehanna Media or by the Restricted Subsidiary of Susquehanna Media that is the obligor on the Indebtedness being refinanced.

     "Restricted Payment" means, with respect to any Person:

          (1) the declaration or payment of any dividends or any other distributions in respect of its capital stock or similar payment to the holders of its capital stock other than (A) dividends or distributions payable solely in its capital stock (other than Disqualified Stock) and (B) dividends or distributions payable solely to Susquehanna Media or a Restricted Subsidiary;

          (2) the redemption or acquisition of any capital stock of Susquehanna Media or any Restricted Subsidiary held by any Person (other than a Permitted Investment and other than redemptions in which the redemption price is payable solely in capital stock (other than Disqualified Stock));

          (3) the redemption or other acquisition prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations; or

          (4) the making of any Investment in any Person (other than a Permitted Investment).

     "Restricted Subsidiary" means any subsidiary of Susquehanna Media that is not an Unrestricted Subsidiary.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Senior Credit Facility" means the Credit Agreement dated as of May 12, 1999 among Susquehanna Media, the lenders who are or may become a party thereto and First Union National Bank ("FUNB"), as administrative agent, pursuant to which certain financial institutions agreed to make loans and issue letters of credit, together with the pledges, guarantees and other documents related thereto, as such agreements may be amended or modified, refinanced, supplemented or restated from time to time, including any agreement increasing the amount, extending the maturity of, refinancing or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

     "Senior Indebtedness" means, with respect to any Person,


          (1) Indebtedness (which for this purpose shall include letters of credit and interest rate hedging agreements and other types of credit referred to in the Senior Credit Facility) of such Person, whether outstanding on the Issue Date or thereafter incurred; and

          (2) accrued and unpaid interest and fees and other obligations (including interest and fees and other obligations accruing after commencement of an insolvency or liquidation proceeding) in respect of


             (A) indebtedness of such Person for money borrowed, letters of credit and interest rate hedging agreements and other types of credit referred to in the Senior Credit Facility; and


             (B) indebtedness evidenced by notes or other similar instruments for the payment of which such Person is responsible or liable;

unless, in the instrument evidencing any of the obligations referred to in clauses (1) or (2) or pursuant to which any such obligations are outstanding, it is provided that such obligations are subordinate in right of payment to the Notes.

     Notwithstanding the foregoing, Senior Indebtedness shall not include:

          (1) any obligation of such Person to any of its subsidiaries;

          (2) any liability for federal, state, local or other taxes owed or owing by such Person;

          (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

          (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person (other than Indebtedness incurred in connection with the purchase or redemption of minority equity interests in any Restricted Subsidiary from non-affiliates of the Company); or

          (5) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the "Limitation on Indebtedness" covenant.

     "Subordinated Obligation" means any Indebtedness of Susquehanna Media or a Restricted Subsidiary (whether outstanding on the Issue Date or thereafter incurred) which is subordinate in right of payment to the Notes or any Guarantees that may be issued.

     "Subsidiary," with respect to any Person, means (1) any corporation of which the outstanding capital stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person, or (2) any other Person of which at least a majority of the voting interests under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

     "Susquehanna Media" means Susquehanna Media Co., a Delaware corporation.

     "Unrestricted Subsidiary" means (1) any subsidiary of Susquehanna Media that at the time of determination will be designated an Unrestricted Subsidiary by the board of directors of Susquehanna Media in the manner provided below and
(2) any subsidiary of an Unrestricted Subsidiary. The board of directors of Susquehanna Media may designate any subsidiary of Susquehanna Media to be an Unrestricted Subsidiary unless such subsidiary or any of its subsidiaries owns any capital stock or Indebtedness of, or holds any lien on any property of, Susquehanna Media or any other subsidiary of Susquehanna Media that is not a subsidiary of the subsidiary to be so designated; provided, however, that (A) either (i) the subsidiary to be so designated has total assets of $1,000 or less or (ii) if such subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "-- Limitation on Restricted Payments" and (B) such subsidiary to be so designated and each of its subsidiaries has not at the time of such designation, and does not thereafter, incur any Indebtedness pursuant to which the lender has recourse to any of the assets or properties of Susquehanna Media or any of its Restricted Subsidiaries. The board of directors may designate any

Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (X) Susquehanna Media could incur $1.00 of additional Indebtedness pursuant to the second sentence under "-- Certain Covenants -- Limitation on Indebtedness" and (Y) no Default will exist.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS


     The following is a general discussion of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of notes by corporate and individual investors that acquire notes at original issuance for cash at their face value. This discussion does not address the tax consequences to subsequent purchasers of notes and is limited to investors who hold notes as capital assets. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors subject to special treatment under U.S. federal income tax law (including, without limitation, certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, persons that acquire notes as part of a straddle, hedge, conversion transaction or other integrated investment or persons whose functional currency is not the U.S. dollar), nor does it address the U.S. federal income tax consequences to any investors that are trusts, estates or partnerships (or other pass-through entities) or any beneficiaries, partners or members thereof. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Department ("Treasury") regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not describe any tax consequences arising under U.S. federal gift and estate taxes (except to the limited extent set forth below under "U.S. Taxation of Non-U.S. Holders") or under the tax laws of any state, local or foreign jurisdiction.



     EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY FEDERAL ESTATE OR GIFT TAX LAWS, ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.


U.S. TAXATION OF U.S. HOLDERS


     As used herein, the term "U.S. Holder" means a holder of a note that is, for United States federal income tax purposes, (i) an individual citizen or resident (as defined in Section 7701(b)(1) of the Code) of the United States, or
(ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, and the term "Non-U.S. Holder" means an individual or corporate holder of a note that is not a U.S. Holder.


     PAYMENTS OF INTEREST


     Stated interest payable on the notes generally will be included in the gross income of a U.S. Holder as ordinary interest income at the time accrued or received, in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes.


     DISPOSITION OF THE NOTES


     Upon the sale, exchange, redemption, retirement at maturity or other disposition of a note (any of the foregoing being a "Disposition"), a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized by such U.S. Holder (except to the extent such amount is attributable to accrued interest, which will be treated as ordinary interest income) and such U.S. Holder's adjusted tax basis in the note. Such capital gain or loss generally will be long-term capital gain or loss if the holding period for the note exceeds one year at the time of the Disposition. Individual taxpayers may be taxed at reduced rates of federal income tax in respect of long-term capital gains realized on a Disposition of notes (e.g., generally, long-term capital gain recognized by an individual U.S. Holder would be subject to a maximum tax rate of 20.0%). Prospective investors should consult their own tax advisors regarding the tax consequences of realizing long-term capital gains.

     The exchange of a certificated note for an interest in a global note, the exchange of a note for an exchange note in the registered exchange offer, and the exchange of a new note for the unredeemed portion of an original note partially redeemed with the proceeds of one or more Public Equity Offerings pursuant to the terms of the Indenture, will not constitute a "significant modification" of the note for U.S. federal income tax purposes and, accordingly, the certificated note, exchange note or new note received (as the case may be) would be treated as a continuation of the original note in the hands of such U.S. Holder. As a result, there would be no material U.S. federal income tax consequences to a U.S. Holder who exchanges a certificated note for an interest in a global note, exchanges a note for an exchange note in the registered exchange offer, or exchanges the unredeemed portion of an original note for a new note as part of a partial redemption of notes with the proceeds of one or more Public Equity Offerings.


U.S. TAXATION OF NON-U.S. HOLDERS

     PAYMENTS OF INTEREST


     In general, payments of interest received by a Non-U.S. Holder will not be subject to U.S. federal income tax (including the withholding tax imposed on certain foreign investors, the "U.S. Withholding Tax"), provided that (i) the Non-U.S. Holder (a) does not actually or constructively own 10.0% or more of the total combined voting power of all classes of our stock entitled to vote, (b) is not a controlled foreign corporation that is related to us actually or constructively through stock ownership and (c) provides, under penalties of perjury (either directly or through a financial institution that holds the note on behalf of the Non-U.S. Holder and that holds customers' securities in the ordinary course of its trade or business), us or our agent with the Non-U.S. Holder's (or, if different, the beneficial owner's) name and address and certifies, under penalties of perjury, that it is not a United States person (as defined by Section 7701(a)(30) of the Code), or (ii) the Non-U.S. Holder is entitled to the benefits of an income tax treaty under which the interest is exempt from such tax and the Non-U.S. Holder complies with certain certification and reporting requirements. In addition, payments of interest received by a Non-U.S. Holder will not be subject to U.S. Withholding Tax if the interest received on the note is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and the Non-U.S. Holder complies with certain certification and reporting requirements. Payments of interest received by a Non-U.S. Holder that are not exempt from U.S. Withholding Tax as described above will be subject to such withholding tax at the rate of 30.0% of the gross amount of such payment (subject to reduction under an applicable income tax treaty if applicable certification and reporting requirements are met).


     In October 1997, the Treasury issued final regulations (the "New Regulations") that provide alternative methods of satisfying the beneficial ownership certification requirements described above. The New Regulations are effective January 1, 2000, although valid withholding certificates held on December 31, 1999 will remain valid until the earlier of December 31, 2000 or the expiration date of the certificate under the current rules. Non-U.S. Holders should consult their own tax advisors concerning the application of the New Regulations to an investment in the Notes.

     DISPOSITION OF THE NOTES


     A Non-U.S. Holder generally will not be subject to U.S. federal income tax (and generally no tax will be withheld) with respect to gain realized on the Disposition of a note, unless (i) the gain is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year of the Disposition and certain other requirements are satisfied. In addition, an exchange of a certificated note for an interest in a global note, an exchange of a note for an exchange note in the registered exchange offer, or an exchange of the unredeemed portion of an original note for a new note as part of a partial redemption of notes with the proceeds of one or more Public

Equity Offerings will not constitute a taxable exchange of the note for Non-U.S. Holders. See "U.S. Taxation of U.S. Holders -- Disposition of the Notes."


     EFFECTIVELY CONNECTED INCOME


     If interest and other payments received by a Non-U.S. Holder with respect to the notes (including proceeds from the Disposition of the notes) are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or the Non-U.S. Holder is otherwise subject to U.S. federal income taxation on a net basis with respect to such Holder's ownership of the Notes), such Non-U.S. Holder will generally be subject to the rules described above under "U.S. Taxation of U.S. Holders" (subject to possible modification provided under an applicable income tax treaty). Such Non-U.S. Holder also may be subject to the U.S. "branch profits tax" if such Holder is a corporation.


     U.S. FEDERAL ESTATE TAXES


     A note beneficially owned by an individual who is a Non-U.S. Holder at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of such death if (i) the Non-U.S. Holder does not actually or constructively own 10.0% or more of the total combined voting power of all our classes of stock entitled to vote and (ii) interest payments with respect to the note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a U.S. trade or business.


BACKUP WITHHOLDING AND INFORMATION REPORTING


     Certain individual U.S. Holders may be subject to backup withholding at a rate of 31.0% on payments of principal, premium and interest on, and the proceeds of the Disposition of, the notes. In general, backup withholding only will be imposed on an individual U.S. Holder if he or she (i) fails to furnish a taxpayer identification number ("TIN"), which would be his or her social security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed to report payments of interest or dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that he or she (a) has furnished a correct TIN and (b) has not been notified by the IRS that he or she is subject to backup withholding tax for failure to report interest or dividend payments. In addition, such payments of principal and interest to U.S. Holders will generally be subject to information reporting.



     Backup withholding generally will not apply to payments made to a Non-U.S. Holder of a Note who provides the certification described under "U.S. Taxation of Non-U.S. Holders -- Payments of Interest" or otherwise establishes an exemption from backup withholding. Payments by a U.S. office of a broker of the proceeds of a Disposition of the notes generally will be subject to backup withholding at a rate of 31.0% unless the Non-U.S. Holder certifies that it is a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption.


     The amount of any backup withholding imposed on a payment to a Holder will be allowed as a credit against such Holder's U.S. federal income tax liability and may entitle such Holder to a refund, provided the required information is furnished to the IRS. The New Regulations change certain of the rules relating to backup withholding and information reporting. Holders should consult their own tax advisors regarding the application to them of backup withholding and information reporting.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. Susquehanna Media has agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection
with any such resale. In addition, until              , 1999, all dealers
effecting transactions in the exchange notes may be required to deliver a prospectus.

     Susquehanna Media will not receive any proceeds from the issuance of the exchange notes offered hereby or any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit from any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of one year after the expiration date, Susquehanna Media will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. Susquehanna Media has agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than dealers' and brokers' discounts, commissions and counsel fees and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS


     The validity of the exchange notes offered by this prospectus will be passed upon for us by Hunton & Williams, Charlotte, North Carolina.


                                    EXPERTS

     The consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
         AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES
                       CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Income Statements..............................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Susquehanna Media Co.


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity (deficit), and of cash flows present fairly, in all material respects, the financial position of Susquehanna Media Co. and Subsidiaries (Company) at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



     As discussed in Note 15, the accompanying consolidated financial statements have been restated.


PricewaterhouseCoopers LLP

One South Market Square
Harrisburg, Pennsylvania
February 8, 1999, except for
Notes 8 and 13 for which the
date is March 24, 1999 and
Note 14 for which the date is
April 22, 1999

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
                                                              (RESTATED)    (RESTATED)
ASSETS
Current Assets
  Cash and cash equivalents.................................   $  1,942      $     --
  Accounts receivable, less allowance for doubtful accounts
     of $1,259 in 1998 and $1,120 in 1997...................     32,324        29,070
  Deferred income taxes (Note 4)............................        262           214
  Other current assets......................................      4,223         5,217
                                                               --------      --------
          Total Current Assets..............................     38,751        34,501
                                                               --------      --------
Property, Plant and Equipment, at cost
  Land......................................................      3,586         3,533
  Buildings and improvements................................      9,498         6,032
  Equipment.................................................    151,169       131,400
  Construction-in-progress..................................     19,470        15,233
                                                               --------      --------
                                                                183,723       156,198
  Accumulated depreciation and amortization.................     84,179        73,834
                                                               --------      --------
                                                                 99,544        82,364
                                                               --------      --------
Intangible Assets, net (Notes 2, 3 and 5)...................    201,643       204,927
                                                               --------      --------
Investments and Other Assets (Notes 2, 3 and 6).............     15,203        11,684
                                                               --------      --------
                                                               $355,141      $333,476
                                                               ========      ========
                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
  Cash overdrafts...........................................   $     --      $    279
  Accounts payable..........................................     10,115        10,364
  Current portion of long-term debt (Note 3)................     12,054        12,600
  Accrued interest..........................................      1,691         2,587
  Accrued income taxes......................................        890         3,675
  Other accrued expenses....................................      8,350         8,245
                                                               --------      --------
          Total Current Liabilities.........................     33,100        37,750
                                                               --------      --------
Long-term Debt (Note 3).....................................    260,722       252,900
                                                               --------      --------
Deferred Compensation Liability.............................        776         1,186
                                                               --------      --------
Deferred Income Taxes (Note 4)..............................     34,119        31,130
                                                               --------      --------
Minority Interests..........................................     17,223        12,805
                                                               --------      --------
Stockholders' Equity (Deficit) (Notes 3 and 7)
  Preferred stock -- voting, 7% cumulative with par value of
     $100, authorized 110,000 shares, 70,499.22 and
     97,408.71 issued and outstanding in 1998 and 1997,
     respectively...........................................      7,050         9,740
  Common stock -- voting, $1 par value, authorized 1,100,000
     shares, 1,100,000 shares issued and outstanding........      1,100         1,100
  Retained earnings (accumulated deficit)...................      1,051       (13,135)
                                                               --------      --------
          Total Stockholders' Equity (Deficit)..............      9,201        (2,295)
                                                               --------      --------
                                                               $355,141      $333,476
                                                               ========      ========


   The accompanying notes are an integral part of the consolidated financial statements.

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                             --------------------------------------
                                                                1998          1997          1996
                                                             ----------    ----------    ----------
                                                             (RESTATED)    (RESTATED)    (RESTATED)
Revenues
  Radio....................................................   $151,170      $131,438      $116,300
  Cable....................................................     70,641        65,122        55,791
  Other....................................................      1,616           539            85
                                                              --------      --------      --------
          Total revenues...................................    223,427       197,099       172,176
                                                              ========      ========      ========
Operating Expenses
  Operating and programming................................     72,903        65,754        57,800
  Selling..................................................     36,675        32,139        28,281
  General and administrative...............................     40,317        36,752        34,773
  Depreciation and amortization............................     22,329        19,744        14,531
                                                              --------      --------      --------
          Total operating expenses.........................    172,224       154,389       135,385
                                                              --------      --------      --------
Operating Income...........................................     51,203        42,710        36,791
                                                              --------      --------      --------
Other Income (Expense):
  Interest, net............................................    (20,506)      (18,890)      (13,797)
  Gain on sale of assets (Note 2)..........................      1,748         9,451        21,768
  Other income.............................................        334           426         1,177
                                                              --------      --------      --------
Income Before Income Taxes and Minority Interests..........     32,779        33,697        45,939
Provision for Income Taxes (Note 4)........................     14,523        14,033        20,305
                                                              --------      --------      --------
Income Before Minority Interests...........................     18,256        19,664        25,634
Minority Interests.........................................     (4,304)       (3,070)       (4,111)
                                                              --------      --------      --------
Net Income.................................................     13,952        16,594        21,523
Preferred Dividends Declared...............................       (635)         (682)         (682)
                                                              --------      --------      --------
Net Income Available for Common Shares.....................   $ 13,317      $ 15,912      $ 20,841
                                                              ========      ========      ========

Basic Net Income Per Share.................................   $  12.11      $  14.47      $  18.95
                                                              ========      ========      ========
Diluted Net Income Per Share...............................   $  11.31      $  13.50      $  18.29
                                                              ========      ========      ========


   The accompanying notes are an integral part of the consolidated financial statements.

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES


           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)


                                                                                 RETAINED
                                         PREFERRED STOCK      COMMON STOCK       EARNINGS     STOCKHOLDERS'
                                         ----------------   ----------------   (ACCUMULATED      EQUITY
                                         SHARES   AMOUNTS   SHARES   AMOUNTS     DEFICIT)       (DEFICIT)
                                         ------   -------   ------   -------   ------------   -------------
                                                                                (RESTATED)     (RESTATED)
Balance, January 1, 1996...............    97     $ 9,740   1,100    $1,100      $(51,654)      $(40,814)
  Net income...........................                                            21,523         21,523
  Preferred dividends declared.........                                              (682)          (682)
  Adjustment of minority interest
     value.............................                                             1,781          1,781
                                          ---     -------   -----    ------      --------       --------
Balance, January 1, 1997...............    97       9,740   1,100     1,100       (29,032)       (18,192)
                                          ---     -------   -----    ------      --------       --------
  Net income...........................                                            16,594         16,594
  Preferred dividends declared.........                                              (682)          (682)
  Adjustment of minority interest
     value.............................                                               (15)           (15)
                                          ---     -------   -----    ------      --------       --------
Balance, December 31, 1997.............    97       9,740   1,100     1,100       (13,135)        (2,295)
                                          ---     -------   -----    ------      --------       --------
  Net income...........................                                            13,952         13,952
  Preferred dividends declared.........                                              (635)          (635)
  Repurchase of preferred stock........   (27)     (2,690)                                        (2,690)
  Adjustment of minority interest
     value.............................                                               869            869
                                          ---     -------   -----    ------      --------       --------
Balance, December 31, 1998.............    70     $ 7,050   1,100    $1,100      $  1,051       $  9,201
                                          ===     =======   =====    ======      ========       ========


   The accompanying notes are an integral part of the consolidated financial statements.

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                1998          1997          1996
                                                             ----------    ----------    ----------
                                                             (RESTATED)    (RESTATED)    (RESTATED)
Cash Flows from Operating Activities
  Net income...............................................   $ 13,952      $ 16,594      $ 21,523
  Adjustments to reconcile net income to net cash:
     Depreciation and amortization.........................     22,329        19,744        14,531
     Deferred income taxes.................................      2,938         1,300        11,496
     Minority interest.....................................      4,304         3,070         4,111
     Equity in earnings of investees.......................        534           281          (522)
     Imputed deferred compensation.........................        200           318           678
     Deferred financing amortization.......................        791           703           522
     Gain on sale of assets................................     (1,748)       (9,451)      (21,768)
  Changes in assets and liabilities:
     Increase in accounts receivable, net..................     (2,550)       (3,140)       (4,803)
     Decrease (increase) in other current assets...........        209          (637)       (1,052)
     Increase (decrease) in accounts payable...............       (526)        1,157         2,878
     Increase (decrease) in accrued interest...............       (896)        1,345          (470)
     Increase (decrease) in accrued income taxes...........     (2,784)        3,362        (5,039)
     Increase (decrease) in other accrued expenses.........         90         1,701          (374)
                                                              --------      --------      --------
          Net cash provided by operating activities........     36,843        36,347        21,711
                                                              --------      --------      --------
Cash Flows from Investing Activities
  Purchase of property, plant and equipment, net...........    (29,592)      (22,610)      (12,073)
  Purchase of radio assets.................................     (7,970)      (68,649)      (24,600)
  Proceeds from sale of radio stations.....................         --        26,523            --
  Acquisition of HCI, Inc..................................         --        (1,500)      (13,705)
  Proceeds related to sale of cable assets.................      3,203            --            --
  Purchase of cable assets.................................     (2,161)       (1,160)      (30,994)
  Increase in investments and other assets.................     (3,250)       (3,000)       (1,166)
  Other....................................................        928            (3)          950
                                                              --------      --------      --------
          Net cash used by investing activities............    (38,842)      (70,399)      (81,588)
                                                              --------      --------      --------
Cash Flows from Financing Activities
  Increase (decrease) in revolving credit borrowing........     49,700       (53,600)       72,500
  Proceeds from long-term debt.............................         --       100,000            --
  Repayments of long-term debt.............................    (42,600)      (11,250)       (9,600)
  Repurchase of preferred stock............................     (2,690)           --            --
  Payment of deferred financing costs......................         --        (1,088)       (1,169)
  Payments of preferred dividends..........................       (635)         (682)         (682)
  Sale (repurchase) of non-voting subsidiary common
     stock.................................................        444          (325)          201
  Increase (decrease) in cash overdrafts...................       (278)          279          (655)
                                                              --------      --------      --------
          Net cash provided by financing activities........      3,941        33,334        60,595
                                                              --------      --------      --------
Net Increase (Decrease) in Cash and Cash Equivalents.......      1,942          (718)          718
Cash and Cash Equivalents, January 1,......................         --           718            --
                                                              --------      --------      --------
Cash and Cash Equivalents, December 31,....................   $  1,942      $     --      $    718
                                                              ========      ========      ========


   The accompanying notes are an integral part of the consolidated financial statements.

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations -- Susquehanna Media Co. ("Media") and its subsidiaries, Susquehanna Radio Corp. ("SRC"), Susquehanna Cable Co. ("SCC"), Susquehanna Data Services, Inc. ("BlazeNet"), Susquehanna Fiber Systems, Inc. and Media PCS Ventures, Inc. (collectively, the "Company"), are primarily in the businesses of radio broadcasting, cable television services, Internet services and other communications related services. Susquehanna Fiber Systems, Inc. is a 50% general partner in Hyperion Susquehanna Telecommunications, a competitive access provider.

     Through its subsidiaries, the Company operates radio stations in major U.S. markets and cable television systems in Pennsylvania, Maine, Mississippi, Illinois and Indiana. Internet services are provided in Pennsylvania, Maryland and Mississippi.

     Principles of Consolidation -- The consolidated financial statements include the accounts of Media and its subsidiaries. All significant intercompany accounts and transactions are eliminated. Media is a wholly-owned subsidiary of Susquehanna Pfaltzgraff Co. (the "Parent").

     Use of Estimates in the Preparation of Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents -- The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Credit Risk -- The Company's accounts receivable are largely from consumers and consumer businesses whose ability to pay is subject to changes in general economic conditions.

     Media's revenues were concentrated in the following radio markets:

                                                  1998    1997    1996
                                                  ----    ----    ----
San Francisco...................................   23%     21%     20%
Dallas-Fort Worth...............................   13%     14%     12%

     Property, Plant and Equipment -- These assets are stated at cost. Depreciation and amortization are computed on the straight-line method for financial statement purposes based on the following estimated useful lives:

Buildings and improvements....................  10 to 40 years
Equipment.....................................  3 to 20 years


     Depreciation expense was approximately $12.6 million, $10.8 million and $8.3 million for the years ended December 31, 1998, 1997 and 1996, respectively.


     Asset additions and major renovations are capitalized and depreciated over their estimated useful lives. Costs of maintenance, repairs and minor renovations are charged against income. Gains or losses on dispositions are credited to or charged against income and the related costs and accumulated depreciation are removed from the balance sheet.

     Impairment of Long-Lived Assets -- When events or changes in circumstances indicate that the carrying value of an asset or group of assets may be impaired, the estimated fair market value or the

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES
estimated future undiscounted pretax cash flows from the affected asset(s) are compared with carrying value to determine if an impairment loss must be recorded.

     Disclosures About Fair Value of Financial Instruments -- Financial instruments include cash and cash equivalents, investments and long-term debt. The fair value of these financial instruments approximate their carrying values.

     Investments and Other Assets -- The Company's investments of less than 20% in other entities are reported on the cost method of accounting. Investments in other entities which are at least 20% owned are reported on the equity method.

     Net Income Per Share -- Basic net income per share excludes dilution and is computed by dividing consolidated net income available for common shareholders by the weighted-average number of common shares outstanding for the period (1.1 million shares for the years ended December 31, 1998, 1997 and 1996). Diluted net income per share reflects the potential dilution that could occur if SRC common stock options were exercised, resulting in the issuance of additional SRC common stock that would then share in its earnings.


     Revenues -- Radio revenues have been reported net of agency commissions. Agency commissions for the fiscal years ended December 31, 1998, 1997 and 1996 were $20.2 million, $17.1 million and $14.9 million, respectively. Revenues are recognized in the periods the services are provided.


     Interest -- Interest paid was $21.8 million, $16.9 million and $13.9 million for the years ended December 31, 1998, 1997 and 1996, respectively. Interest relating to construction of buildings and equipment is capitalized as part of the related asset's cost. Approximately $1.2 million, $118 thousand and $202 thousand of interest was capitalized during the years ended December 31, 1998, 1997 and 1996, respectively.

     Deferred financing costs are included in Investments and Other Assets and are being amortized straight-line over the repayment period of the related debt.

     Income Taxes -- Income taxes are based on the liability method of accounting. Deferred income taxes reflects the future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. Changes in enacted tax rates are reflected in the tax provision as they occur.


2.  ACQUISITIONS, EXCHANGE AND DISPOSITIONS


     On January 29, 1999, a Cable subsidiary purchased assets serving approximately 17,000 cable subscribers in the Hanover, Pennsylvania area for $33.4 million cash. Investments and Other Assets included a $1 million escrowed purchase deposit at December 31, 1998.


     On November 30, 1998, a cable subsidiary exchanged assets serving approximately 6,600 subscribers in Newcastle, Maine, Warren, Maine, and New London, New Hampshire for assets serving approximately 4,500 subscribers in Woolwich, Harpswell, and Freeport, Maine and $3.2 million cash. A gain of $3.1 million was recognized on the transaction, which was accounted for as a sale and purchase.


     On June 15, 1998, Susquehanna Radio Corp. purchased the assets of KXIL-FM and KDSX-AM in North Dallas for $3.6 million and $2.6 million, respectively.

     On June 2, 1998, Susquehanna Radio Corp purchased the assets of WABZ-FM in Albermarle, North Carolina for $1.7 million. The Company will not operate the station, but rather will attempt to

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES
relocate the signal into the Charlotte, North Carolina market and ultimately sell or swap the station to facilitate a move of WHMA to the Atlanta market. The purchase price has been included in Investments and Other Assets.

     On October 8, 1997, Susquehanna Radio Corp. purchased the assets of radio station KTCT-AM (formerly KOFY-AM) in the San Francisco, California area for $14.5 million.

     On September 30, 1997, a cable subsidiary acquired assets serving approximately 970 subscribers in Warren, Maine for $1.2 million cash. Assets serving approximately 1,700 subscribers in New London and Wilmot, New Hampshire were acquired for $2.2 million as of February 1, 1998.

     On July 14, 1997, a radio subsidiary purchased the assets of WGLD-FM in Indianapolis, Indiana for $4.3 million cash.

     On July 7, 1997, Susquehanna Radio Corp. purchased the assets of KSAN-FM in San Francisco, California for $44.5 million cash.


     Susquehanna Radio Corp. purchased the assets of WHMA-AM/FM, licensed to Anniston, Alabama for $15.3 million on May 22, 1997. If the Company is permitted to relocate the FM transmitting facilities within the next six years, the WHMA-AM/FM purchase agreement provides for an additional payment to the sellers of up to $20 million. It is not possible to determine whether relocation will be approved or to estimate any additional cost at this time. Any payment would be added to the cost basis of the station's Federal Communication Commissions License.


     In 1996, a radio subsidiary acquired a 49% interest in Hispanic Coalition, Inc. ("HCI") for $1.5 million and agreed to construct a radio station for HCI in exchange for a note. As part of the agreement, the subsidiary was granted an option to purchase the remaining 51% interest for $4.3 million. In March 1997, the remaining 51% interest was purchased. Costs incurred in this acquisition were $1.5 million in 1997 and $13.7 million in 1996.


     On June 10, 1997, Susquehanna Radio Corp. exchanged its Norfolk, Virginia radio stations and $5 million cash for WVAE-FM in Cincinnati, Ohio. This transaction was treated as an exchange, and accordingly, the cost basis of the assets received were increased by $5 million. The $5 million was allocated to the FCC license.


     Susquehanna Radio Corp. purchased the assets of WVCL-FM in Norfolk, Virginia on October 17, 1996 and the assets of KTCK-AM in Dallas, Texas on October 18, 1996 for $6.5 million and $13.8 million cash, respectively.


     On April 2, 1996, a cable subsidiary serving approximately 15,600 subscribers in East Providence, Rhode Island exchanged its assets and $13.6 million cash for assets serving approximately 24,800 subscribers in the Williamsport, Pennsylvania area. A gain of $21.6 million was recognized on the transaction, which was accounted for as a sale and purchase. In December 1996, Susquehanna Cable Co. purchased assets serving 11,200 subscribers in nearby Avis/Hughesville, Pennsylvania for $17.4 million cash.


     All radio and cable properties acquired during the years ended December 31, 1998, 1997 and 1996 have been accounted for as purchases. The results of their operations have been included in the

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

Consolidated Income Statements since acquisition. The Company has allocated the costs of purchased assets, at their fair market values, as follows (in thousands):


                                                 1998         1997         1996
                                              ----------    --------    ----------
                                              (RESTATED)                (RESTATED)
Radio
  Property, plant and equipment.............    $  630      $  1,648     $ 3,657
  Investments and other assets (WABZ-FM)....     1,703            --          --
  Intangible assets.........................     5,637        98,501      20,943
                                                ------      --------     -------
          Total.............................    $7,970      $100,149     $24,600
                                                ======      ========     =======
Cable and Other
  Property, plant and equipment.............    $1,800      $     --     $12,157
  Intangible assets.........................     2,315         1,160      40,465
                                                ------      --------     -------
          Total.............................    $4,115      $  1,160     $52,622
                                                ======      ========     =======



     For disclosures related to the Consolidated Statements of Cash Flows, acquired intangibles and property, plant and equipment of $2.0 million in 1998 and $21.6 million in 1996 were non-cash items.


     In December 1998, a cable subsidiary completed the rebuild of its distribution system in Williamsport, Pennsylvania. Assets replaced in the rebuild were retired. Retirement of these assets resulted in a $1.3 million charge against 1998 operations. The rebuild of the Mount Wolf, Pennsylvania area resulted in a similar charge of $0.7 million against 1997 operations.

     On May 22, 1997, a radio subsidiary purchased the assets of KBYA-FM, licensed to Carson City, Nevada for $15.1 million. On November 26, 1997, the radio subsidiary sold the assets of KBYA-FM for $15.9 million. A $0.7 million gain, net of selling expenses, was recognized.

     On April 18, 1997, Susquehanna Radio Corp. sold the assets of WARM-AM and WMGS-FM for $10.6 million cash. A gain of $9.8 million was recognized on the sale.

3.  LONG-TERM DEBT

                                                                1998        1997
                                                              --------    --------
Long-term debt includes (in thousands):
  Term Loan.................................................  $100,000    $100,000
  Reducing Revolver Commitment..............................   126,100      76,400
  6.375% Note...............................................        --      30,000
  8.61% Senior Notes, Series A..............................    19,500      22,000
  8.41% Senior Notes, Series B..............................    19,500      22,000
  11.15% Senior Notes, Series C.............................     7,500      12,500
  8% Promissory Note........................................        --       1,500
  8.5% Note.................................................        --       1,100
  Other.....................................................       176          --
                                                              --------    --------
                                                               272,776     265,500
  Less amounts payable within one year......................    12,054      12,600
                                                              --------    --------
                                                              $260,722    $252,900
                                                              ========    ========

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

     On July 17, 1997, the Company's collateralized Reducing Revolver Commitment was increased to $225 million. The commitment begins reducing in 2000 and matures in 2005. Under terms of the amended and restated loan agreement, the Company utilized a $100 million Term Loan commitment which matures in 2004 and 2005. Both the Reducing Revolver and Term Loan bear interest priced at the prime rate or a LIBOR rate plus applicable margin based on certain ratios. The interest rate on the Term Loan was 6.98% and 7.49% at December 31, 1998 and 1997, respectively. The interest rate on the Reducing Revolver Commitment was 6.74% and 7.25% at December 31, 1998 and 1997, respectively. Deferred financing expenses of approximately $1.1 million were incurred in connection with the increased commitment.

     The 6.375% Note was repaid in January 1998 by using the Reducing Revolver Commitment. The $30 million was classified as long-term at December 31, 1997. For disclosures related to the Consolidated Statements of Cash Flows, the Note and corresponding cost of assets acquired are treated as non-cash.

     The 8.61% Series A and 8.41% Series B Senior Notes with insurance companies began amortizing in 1996 and mature in 2002. The interest rates on the Senior Notes are fixed to maturity.

     The 11.15% Series C Senior Notes which are held by an insurance company mature through 2000.

     The Company has commenced efforts to replace its existing bank and insurance company debt with a new bank credit facility and a debt offering. This refinancing will result in the recognition of an extraordinary loss of approximately $3.2 million (net of income taxes) in 1999.

     The banks and insurance companies have collateralized interests in certain FCC licenses and stock pledges from shareholders of the Company and its subsidiaries. The Company has agreed to maintain debt coverage and financial ratios at prescribed levels. The Company has further agreed to restrict payment of common stock dividends, investment transactions with affiliates, ownership changes, sale of assets and issuance of additional debt.

     The Company uses derivative financial instruments solely to limit interest rate exposure on its Reducing Revolver Commitment. Financial instruments are not used for trading purposes. During 1997, the Company entered into three interest rate collar agreements expiring in 2001 with an aggregate notional amount of $75 million. The effect of these agreements limits the interest rate exposure on the notional amount to between 7.5% and 8%, plus an applicable margin. No income or loss was recognized related to these instruments.

     The non-current portion of long-term debt matures in the following years (in thousands):

2000..................  $ 10,561
2001..................  $ 12,061
2002..................  $ 12,000
2003..................  $ 45,100
2004..................  $104,000
2005..................  $ 77,000

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

4.  INCOME TAXES

     The provision for income taxes is summarized as follows for the year ended December 31 (in thousands):


                                          1998          1997          1996
                                       ----------    ----------    ----------
                                       (RESTATED)    (RESTATED)    (RESTATED)
Current
  Federal............................   $ 8,637       $ 9,756       $ 6,615
  State..............................     2,946         2,977         2,194
                                        -------       -------       -------
          Total current..............    11,583        12,733         8,809
                                        -------       -------       -------
Deferred
  Federal............................     2,671         1,073        10,016
  State..............................       269           227         1,480
                                        -------       -------       -------
          Total deferred.............     2,940         1,300        11,496
                                        -------       -------       -------
Provision for Income Taxes...........   $14,523       $14,033       $20,305
                                        =======       =======       =======


     The Company is included in the consolidated federal income tax return of its Parent. The Company's tax provision is computed on a separate return basis. Losses utilized in the consolidated return may reduce the Company's tax payments on a pro rata basis.

     Cash paid for income taxes was $14.5 million, $10.4 million and $13.8 million in 1998, 1997 and 1996, respectively.

     Reconciliations of the difference between the U.S. statutory income tax rate and the annual effective book income tax rate follow:


                                                     1998      1997      1996
                                                     ----      ----      ----
U.S. statutory rate................................  35.0%     35.0%     35.0%
State income taxes, net of federal income tax
  benefit..........................................   6.4       6.2       5.2
Non-deductible amortization and expense............   1.5       1.2       1.7
Other, net.........................................   1.4      (0.8)      2.3
                                                     ----      ----      ----
Annual effective book income tax rate..............  44.3%     41.6%     44.2%
                                                     ====      ====      ====

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

     At December 31, 1998 and 1997, deferred tax assets and liabilities result from the following temporary differences (in thousands):


                                                     1998          1997
                                                  ----------    ----------
                                                  (RESTATED)    (RESTATED)
Deferred tax assets:
  Allowance for bad debts.......................   $    86       $    30
  Investment in partnerships....................       359           235
  Self insurance................................       159           161
  Accruals not recognized for tax purposes......       135            86
  Stock option benefits.........................       343           513
  Deferred revenue..............................       733           649
  Other assets..................................        51            42
                                                   -------       -------
Total deferred tax assets.......................     1,866         1,716
                                                   -------       -------
Deferred tax liabilities:
  Pension benefits..............................       656           691
  Book asset basis in excess of tax basis.......     9,668         8,867
  Tax over book depreciation....................    16,978        16,776
  Tax over book amortization....................     6,970         4,895
  Investment in partnerships....................     1,448         1,309
  Other liabilities.............................         3            94
                                                   -------       -------
Total deferred tax liabilities..................    35,723        32,632
                                                   -------       -------
Net deferred tax liabilities....................   $33,857       $30,916
                                                   =======       =======


5.  INTANGIBLE ASSETS

     Intangible assets at cost, net of accumulated amortization, are comprised of the following (in thousands):


                                                    1998          1997
                                                 ----------    ----------
                                                 (RESTATED)    (RESTATED)
Federal Communications Commission licenses.....  $  146,656     $143,039
Cable franchise values.........................      42,562       46,977
Goodwill.......................................       6,577        9,003
Favorable leases...............................       1,833        1,964
Cable subscriber lists.........................       1,549        1,887
Other intangible assets........................       2,466        2,057
                                                 ----------     --------
                                                 $  201,643     $204,927
                                                 ==========     ========



     Cable franchise values and cable subscriber lists are being amortized through 2011 and 2003, respectively. Favorable leases and covenants not-to-compete are amortized according to the life of the agreements. Federal Communications Commission (FCC) licenses and goodwill are amortized over 40 years. Intangible assets are amortized using the straight-line method over periods ranging from 5 to 8 years. Amortization for the years ended December 31, 1998, 1997 and 1996 was $10.5 million, $9.6 million and $6.7 million, respectively.

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

6.  INVESTMENTS AND OTHER ASSETS

     KNBR, Inc., a subsidiary, is a limited partner in San Francisco Baseball Associates L.P. In July 1998, KNBR, Inc. entered into a rights agreement that extends radio station KNBR-AM's right to broadcast Giants' baseball games through the 2004 baseball season. The agreement requires annual rights payments ranging from $4.8 million in 1999 to $6 million in 2004. An $800 thousand contract fee was paid at signing. KNBR, Inc. expensed rights payments and contract fees of $4.7 million, $4.6 million and $4.5 million in 1998, 1997 and 1996, respectively. The investment in San Francisco Baseball Associates L.P. and prepaid rights fees was $3.2 million at December 31, 1998 and $2.5 million at December 31, 1997.

     A subsidiary is a 50% general partner in Hyperion Susquehanna Telecommunications ("Hyperion"), a competitive access provider partnership. Capital contributions totaling $2.3 million and $3 million were made during the years ended December 31, 1998 and 1997, respectively. The investment's carrying value was $4.1 million at December 31, 1998 and $2.5 million at December 31, 1997.

     Unamortized deferred financing expenses were $2.8 million at December 31, 1998 and $3.6 million at December 31, 1997.


7.  STOCKHOLDERS' EQUITY (DEFICIT)


     On October 21, 1998, the Company repurchased and retired $2.7 million of preferred stock at par. The Company had offered to repurchase up to $3 million of preferred stock at par.

     Certain minority interests are valued using a contractual formula, which differs from a pro-rata valuation. Accordingly, the contractual value is used to determine the liability and any adjustment to the pro-rata amount is charged or credited to accumulated deficit. Other minority interest expense recognized in the income statement is also adjusted for subsidiaries with a stockholders' deficit.


     SRC maintains an Employee Stock Plan to compensate certain key employees who may purchase SRC Class "B" non voting common stock at a formula value based on stockholders' equity and earnings. Formula value is considered fair value at date of grant. With each share purchased, participants receive options to purchase two additional shares at the same formula value, which is fair value at date of grant. Options expire ten years and one month after the grant date. Total shares and options offered may not exceed 400,000 shares. Options are not subject to repurchase. Shares are subject to repurchase by SRC, generally at formula value, which is determined annually in accordance with the Plan Agreement. The Plan's transaction year is April 1 through March 31. Although SRC may modify, suspend or terminate the Plan at any time, previously offered purchase rights or options are not subject to change. Stock sales and options granted are accounted for in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation."


     In 1998, SRC Class "B" non-voting common stock was split 4 for 1. Outstanding options were also split 4 to 1. All stock and options for 1997 and 1996 have been restated to reflect the split.

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

     Option activity in the Employee Stock Plan was as follows:

                                                     SHARES         OPTION PRICE
                                                     -------    --------------------
Balance at December 31, 1995.......................  145,120    $ .84     -   $ 3.45
  Granted..........................................   26,136                  $ 9.54
  Exercised........................................  (29,040)   $ .84     -   $ 9.54
                                                     -------
Balance at December 31, 1996.......................  142,216    $1.26     -   $ 9.54
  Granted..........................................   20,688                  $14.24
  Exercised........................................  (68,040)   $1.26     -   $14.24
                                                     -------
Balance at December 31, 1997.......................   94,864    $1.26     -   $14.24
  Granted..........................................   22,440                  $18.82
  Exercised........................................  (44,944)   $1.26     -   $14.24
                                                     -------
Balance at December 31, 1998.......................   72,360    $1.26     -   $18.82
                                                     =======


                                                        1998    1997    1996
                                                        ----    ----    ----
Total compensation expense (in thousands)...........    $203    $318    $678
Risk free rate......................................    5.73%   6.88%   6.35%

     An expected duration of six years, no expected dividends and no volatility were used as factors in determining the compensation expense recognized for options granted and not immediately exercised.

     On April 2, 1997, SRC repurchased 29,820 shares of Class "B" non-voting common stock at the formula share price of $18.82 from its former president. The approximately $499,000 excess of formula share price over issue cost was charged to minority interests.

8.  NET INCOME PER SHARE

     The Company computes basic and diluted net income per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share". The following table provides a reconciliation of the computation from basic to diluted net income per share (in thousands, except for per share data):


                                          1998          1997          1996
                                       ----------    ----------    ----------
                                       (RESTATED)    (RESTATED)    (RESTATED)
Net income...........................   $  13,952     $  16,594     $21,523
Preferred dividends declared.........        (635)         (682)       (682)
                                        ---------     ---------     -------
Basic net income available for common
  shares.............................      13,317        15,912      20,841
Dilutive effect of potential issuance
  of SRC common stock................        (877)       (1,062)       (717)
                                        ---------     ---------     -------
Diluted net income available for
  common shares......................   $  12,440     $  14,850     $20,124
                                        =========     =========     =======
Basic and diluted weighted-average
  shares.............................       1,100         1,100       1,100
Basic net income per share...........   $   12.11     $   14.47     $ 18.95
Diluted net income per share.........   $   11.31     $   13.50     $ 18.29

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

9.  EMPLOYEE BENEFITS

     Full-time employees of the Company and its subsidiaries are covered by the Susquehanna Pfaltzgraff Co. Pension Plan (the Plan), a noncontributory qualified defined benefit pension plan. Benefits under the Plan are based on employees' years of service and earnings over part or all of their careers. The Company's funding policy is to make contributions, as required by various regulations, not to exceed the maximum amounts deductible for federal income tax purposes. Plan assets, primarily listed bonds and stocks, are held by independent trustees.

     The funded status of the Plan at December 31, follows (in thousands):

                                                    1998       1997
                                                   -------    -------
Benefit obligation, beginning of year............  $26,503    $22,902
  Service cost...................................    1,838      1,538
  Interest cost..................................    1,798      1,599
  Actuarial losses...............................    2,621      1,206
  Benefits paid..................................     (884)      (742)
                                                   -------    -------
Benefit obligation, end of year..................   31,876     26,503
                                                   -------    -------
Fair value of plan assets, beginning of year.....   32,247     25,440
  Actual return on plan assets...................    3,627      6,249
  Employer contributions.........................      740      1,300
  Benefits paid..................................     (884)      (742)
                                                   -------    -------
Fair value of plan assets, end of year...........   35,730     32,247
                                                   -------    -------
Excess of fair value of plan assets over benefit
  obligation at end of year......................    3,854      5,744
  Unrecognized net actuarial gain................   (3,386)    (4,773)
  Unrecognized prior service costs...............    1,276      1,423
  Unrecognized transition obligation.............      115        128
                                                   -------    -------
Prepaid pension cost at December 31,.............  $ 1,859    $ 2,522
                                                   =======    =======

     The Plan had net periodic benefit cost for the years ended December 31, as follows (in thousands):

                                         1998       1997       1996
                                        -------    -------    -------
Service cost..........................  $ 1,838    $ 1,538    $ 1,815
Interest cost.........................    1,798      1,599      1,538
Expected return on plan assets........   (2,393)    (2,038)    (1,716)
Amortization of net asset.............       13         13         13
Amortization of prior service cost....      147        146        147
Amortization of loss..................       --         --         94
                                        -------    -------    -------
Net periodic benefit cost for Plan....  $ 1,403    $ 1,258    $ 1,891
                                        =======    =======    =======

     The weighted average discount rate used in determining the actuarial present value of projected benefit obligations was 6.5% for 1998 and 7% 1997. The assumed rate of increase in future compensation levels was 5.0% for both 1998 and 1997. The expected long-term rate of return on Plan assets was 9% for both 1998 and 1997.

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

     The Company was allocated $1 million, $0.8 million and $1.0 million pension cost for the years ended December 31, 1998, 1997 and 1996, respectively.

     Included in the Company's other current assets are prepaid pension costs of $411 thousand and $586 thousand at December 31, 1998 and 1997, respectively.

     The Parent also sponsors a defined contribution (401k) plan which covers all full-time employees. The plan matches 75% of the first 2% of salary contributed by a participant. The Company contributed approximately $446 thousand, $407 thousand and $255 thousand to the plan for the years ended December 31, 1998, 1997 and 1996, respectively.

10.  LEASE COMMITMENTS

     Rental expenses for operating leases were $4.5 million, $3.5 million and $2.6 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     Annual aggregate minimum rental commitments under non-cancelable operating leases are as follows (in thousands):

1999.....................  $3,425          2002.....................   $ 2,452
2000.....................  $2,932          2003.....................   $ 2,452
2001.....................  $2,643          2004 and beyond..........   $12,649

11.  RELATED PARTIES

     The Company purchases management services, office space and administrative services from related parties, primarily its Parent. Included in general and administrative expenses for the years ended December 31, are charges for (in thousands):

                                                    1998      1997      1996
                                                   ------    ------    ------
Management fees..................................  $2,722    $2,566    $3,916
Accounting and tax services......................     589       498       479
Human resources..................................     863       824       734
Treasury.........................................     270       262       175
Occupancy, administrative services and vehicle
  rentals........................................     815       608       565
                                                   ------    ------    ------
                                                   $5,259    $4,758    $5,869
                                                   ======    ======    ======


     Expenses are allocated based on the Parent's best estimates of proportional or incremental cost, whichever is deemed more appropriate in the circumstances. In management's opinion, expenses shown in the financial statements approximate expenses on a stand alone basis.


12.  CONTINGENCIES AND COMMITMENT

     An unrelated cable television Multiple System Operator (MSO) owns a 15.0% interest in Susquehanna Cable Co. and a 17.75% interest in each of Susquehanna Cable Co.'s cable television operating subsidiaries. Susquehanna Cable Co. receives favorable program rates due to the MSO's ownership.

     The MSO may offer to purchase the Company's interest in its cable television operations. The Company must either accept or reject an offer within sixty days. If the Company rejects the offer, the

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

MSO may require the Company to repurchase the MSO's holdings at the offer price plus a fee equal to 3% of the MSO's $25 million investment, compounded annually from 1993.

     If the MSO does not offer to purchase the Company's cable television operations by December 1, 2000, the Company may elect to pay the MSO a fee equal to 1 1/2% of the MSO's $25 million investment compounded annually from 1993 and avoid any further fee obligation. No liability has been recorded due to the uncertainty of future events.

     The Company is involved in litigation and administrative proceedings primarily arising in the normal course of its business. In the opinion of management, the Company's recovery, if any, or the Company's liability, if any, under any pending litigation or administrative proceeding would not materially affect its financial condition or operations.

13.  SEGMENTS

     Effective January 1, 1997, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which changes the method in which the Company reports information about its operating segments.


     The Company's five business units have separate management teams and infrastructures that offer different products and services. The business units have been aggregated into three reportable segments: Radio, Cable and Other. Other includes internet services and miscellaneous revenues.


     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business units.

     Segment information for the years ended December 31, 1998, 1997 and 1996 was as follows (in thousands):


                                                  RADIO        CABLE        OTHER     CONSOLIDATED
                                                 --------    ----------    -------    ------------
                                                             (RESTATED)                (RESTATED)
1998
Operating income (loss)........................  $ 34,406     $ 16,945     $  (148)     $ 51,203
Interest expense, net..........................     8,210        9,390       2,906        20,506
Depreciation and amortization..................     7,281       14,609         439        22,329
Income (loss) before income taxes and minority
  interests....................................    27,062        9,447      (3,730)       32,779
Provision (benefit) for income taxes...........    11,928        3,907      (1,312)       14,523
Identifiable assets............................   211,842      135,927       7,372       355,141
Capital expenditures...........................     7,727       20,737       1,128        29,592

1997
Operating income (loss)........................  $ 27,991     $ 15,161     $  (442)     $ 42,710
Interest expense, net..........................     5,852       10,626       2,412        18,890
Depreciation and amortization..................     5,542       13,949         253        19,744
Income (loss) before income taxes and minority
  interests....................................    33,207        3,848      (3,358)       33,697
Provision (benefit) for income taxes...........    13,385        1,789      (1,141)       14,033
Identifiable assets............................   201,527      128,433       3,516       333,476
Capital expenditures...........................     6,994       12,667       2,949        22,610

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

                                                  RADIO        CABLE        OTHER     CONSOLIDATED
                                                 --------    ----------    -------    ------------
                                                             (RESTATED)                (RESTATED)
1996
Operating income (loss)........................  $ 25,740     $ 12,261     $(1,210)     $ 36,791
Interest expense, net..........................     2,141        9,536       2,120        13,797
Depreciation and amortization..................     3,308       11,151          72        14,531
Income (loss) before income taxes and minority
  interests....................................    24,311       25,056      (3,428)       45,939
Provision (benefit) for income taxes...........    10,959       10,441      (1,095)       20,305
Identifiable assets............................   112,663      121,676       4,289       238,628
Capital expenditures...........................     4,880        5,533       1,660        12,073


14.  SUBSEQUENT EVENTS

     On March 19, 1999, the Parent's Board of Directors approved a cessation of benefit accruals under its defined benefit pension plans effective April 30, 1999. Based on preliminary information, the curtailment will not have a material effect on the Company's financial position or its results of operations.

     On April 16, 1999, the Company prepaid all outstanding indebtedness under its senior notes using borrowings under the existing senior credit facility.

     On April 22, 1999, a three year "Put Right" was granted to the MSO holding a minority interest in SCC. After an eighteen month period beginning with the closing of a new senior credit facility, the MSO may require the Company to repurchase its ownership interests at a price determined by independent appraisers. This "Put Right" may not be exercised if exercise would create a default under certain debt agreements. In exchange for its ownership interests, the MSO would receive cash up to the amount of borrowing availability under the new senior credit facility and a note for the balance. The note would be subordinate to the senior credit facility. If the "Put Right" is exercised, the Company may, at its sole discretion and in lieu of acquiring the MSO's ownership interests, sell SCC and pay the MSO its pro rata share of net proceeds.


15.  RESTATEMENT



     In connection with the Company's submission of the S-4 Exchange Registration Statement related to its Senior Subordinated Notes which were issued May 12, 1999, financial statements for the years ended December 31, 1996, 1997 and 1998 were restated to account for the effects of cable system acquisitions in 1996 and 1998 as required by EITF Issue No. 86-29, "Nonmonetary
Transactions: Magnitude of Boot and the Exceptions to the Use of Fair Value". The 1996 transaction involved an exchange of cable assets in Rhode Island and cash for cable assets in Williamsport, Pennsylvania. In the 1998 transaction, a subsidiary gave cable assets in Maine and New Hampshire and received cable assets in Maine and cash. The transactions were originally recorded as asset exchanges. The transactions have been restated at fair value and accordingly, additional gains of $21.6 million in 1996 and $1.9 million in 1998 were recognized. The fair value adjustments were also added to the book basis of the assets acquired. The adjustments are being amortized over the related assets' remaining lives.

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

     Net income for the years ended December 31, 1996, 1997 and 1998 were adjusted as follows (in thousands of dollars):



                                                                1996        1997       1998
                                                              --------    --------    -------
Pretax gain on transactions.................................  $ 21,628    $     --    $ 1,954
Depreciation and amortization...............................    (1,314)     (1,752)    (1,766)
Income taxes................................................    (8,329)        718        (77)
Minority interests..........................................    (2,127)        184        (19)
                                                              --------    --------    -------
          Total.............................................  $  9,858    $   (850)   $    92
                                                              ========    ========    =======



     The adjustments effect on per share data for the years ended December 31, 1996, 1997 and 1998 were as follows:



                                                                1996        1997       1998
                                                              --------    --------    -------
Basic net income per share..................................  $   8.96    $   (.77)   $   .08
                                                              ========    ========    =======
Diluted net income per share................................  $   8.96    $   (.77)   $   .08
                                                              ========    ========    =======



     The adjustments' effect on Stockholders Equity (Deficit) at December 31, 1996, 1997 and 1998 were as follows (in thousands of dollars):



                                                                1996        1997       1998
                                                              --------    --------    -------
As originally reported......................................  $(30,176)   $(13,216)   $(1,861)
Adjustments.................................................    11,984      10,951     11,062
As restated.................................................  $(18,192)   $ (2,295)   $ 9,201
                                                              ========    ========    =======

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1999


                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Condensed Consolidated Balance Sheets.......................  F-22
Condensed Consolidated Income Statements....................  F-23
Condensed Consolidated Statements of Cash Flows.............  F-24
Notes to Condensed Consolidated Financial Statements........  F-25

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


                                                               JUNE 30,      DECEMBER 31,
                                                                 1999            1998
                                                              -----------    ------------
                                                              (UNAUDITED)
ASSETS
Current Assets
  Cash and cash equivalents.................................   $  1,413        $  1,942
  Accounts receivable, net..................................     39,766          32,324
  Deferred income taxes.....................................        177             262
  Other current assets......................................      4,442           4,223
                                                               --------        --------
          Total Current Assets..............................     45,798          38,751
Property, Plant and Equipment, net..........................    112,905          99,544
Intangible Assets, net......................................    220,852         201,643
Note receivable from Parent.................................    116,850              --
Investments and Other Assets................................     23,149          15,203
                                                               --------        --------
                                                               $519,554        $355,141
                                                               ========        ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable..........................................   $ 10,888        $ 10,115
  Current portion of long-term debt.........................         55          12,054
  Accrued interest..........................................      3,482           1,691
  Accrued income taxes......................................      1,575             890
  Other accrued expenses....................................     12,742           8,350
                                                               --------        --------
          Total Current Liabilities.........................     28,742          33,100
                                                               --------        --------
Long-term Debt..............................................    420,393         260,722
                                                               --------        --------
Deferred Compensation Liability.............................        807             776
                                                               --------        --------
Deferred Income Taxes.......................................     36,012          34,119
                                                               --------        --------
Minority Interests..........................................     19,145          17,223
                                                               --------        --------
Stockholders' Equity
  Preferred stock -- Voting, 7% cumulative with par value of
     $100, authorized 110,000 shares, 70,449.22 issued and
     outstanding............................................      7,050           7,050
  Common stock -- Voting, $1 par value, authorized 1,100,000
     shares, 1,100,000 shares issued and outstanding........      1,100           1,100
  Retained Earnings.........................................      6,305           1,051
                                                               --------        --------
          Total Stockholders' Equity........................     14,455           9,201
                                                               --------        --------
                                                               $519,554        $355,141
                                                               ========        ========


    The accompanying notes are an integral part of the financial statements.

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

                    CONDENSED CONSOLIDATED INCOME STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  FOR THE SIX MONTHS
                                                                    ENDED JUNE 30,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Revenues
  Radio.....................................................   $ 82,230       $ 70,701
  Cable.....................................................     39,520         34,486
  Other.....................................................      1,400            681
                                                               --------       --------
          Total revenues....................................    123,150        105,868
                                                               --------       --------
Operating Expenses
  Operating and programming.................................     44,836         39,269
  Selling...................................................     14,501         13,065
  General and administrative................................     22,890         19,058
  Depreciation and amortization.............................     13,763         10,932
                                                               --------       --------
          Total operating expenses..........................     95,990         82,324
                                                               --------       --------
Operating Income............................................     27,160         23,544
Other Income (Expense)
  Interest expense..........................................    (12,006)       (10,400)
  Interest income on note from Parent.......................        941             --
  Pension curtailment gain..................................      2,299             --
  Other.....................................................        (76)          (446)
                                                               --------       --------
Income Before Income Taxes Extraordinary Loss and Minority
  Interests.................................................     18,318         12,698
Income Taxes................................................      7,616          5,387
                                                               --------       --------
Income Before Extraordinary Loss and Minority Interests.....     10,702          7,311
Extraordinary Loss (related to early retirement of debt, net
  of tax benefit)...........................................     (3,316)            --
                                                               --------       --------
Income Before Minority Interest.............................      7,386          7,311
Minority Interests..........................................     (1,362)        (1,706)
                                                               --------       --------
Net Income..................................................      6,024          5,605
Preferred Dividends Declared................................       (247)          (341)
                                                               --------       --------
Net Income Available for Common Shares......................   $  5,777       $  5,264
                                                               ========       ========
Basic Net Income Per Share
  Income before extraordinary loss..........................        $8.26        $4.79
  Extraordinary loss........................................      (3.01)            --
                                                               --------       --------
                                                                  $5.25            $4.79
                                                               ========       ========
Basic Net Income Per Share
  Income before extraordinary loss..........................      $7.66            $4.71
  Extraordinary loss........................................      (2.96)            --
                                                               --------       --------
                                                                  $4.70            $4.71
                                                               ========       ========


    The accompanying notes are an integral part of the financial statements.

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                 1999           1998
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Cash Flows from Operating Activities
  Income before minority interests..........................   $   7,386      $  7,311
  Adjustments to reconcile net income to net cash:
     Depreciation and amortization..........................      13,763        10,932
     Deferred financing expense write-off...................       2,556            --
     Deferred income taxes..................................       1,978           907
     Equity in earnings of investees........................         (54)          426
     Imputed deferred compensation..........................          53           107
     Deferred financing amortization........................         381           400
     Curtailment gain.......................................      (2,299)           --
  Changes in assets and liabilities:
     Increase in accounts receivable, net...................      (7,442)       (3,144)
     Decrease (increase) in other current assets............        (742)          410
     Increase (decrease) in accounts payable................         774        (2,176)
     Increase (decrease) in accrued interest................       1,791          (485)
     Increase (decrease) in accrued income taxes............         684        (1,232)
     Increase (decrease) in other accrued expenses..........       4,392           (24)
                                                               ---------      --------
       Net cash provided by operating activities............      23,221        13,432
                                                               ---------      --------
Cash Flows from Investing Activities
  Loan to Susquehanna Pfaltzgraff Co. ......................    (116,850)           --
  Purchase of property, plant and equipment, net............     (12,788)      (13,432)
  Purchase of cable assets..................................     (32,400)       (2,161)
  Purchase of radio assets..................................           -        (7,970)
  Increase in investments, other assets and intangible
     assets.................................................        (219)          (54)
  Partnership capital contribution..........................      (1,400)       (1,500)
  Other.....................................................                       200
                                                               ---------      --------
       Net cash used by investing activities................    (163,657)      (24,917)
                                                               ---------      --------
Cash Flows from Financing Activities
  Increase in revolving credit borrowing....................      70,300        14,500
  Proceeds from long-term debt..............................     350,000            --
  Repayment of refinanced debt..............................    (272,600)           --
  Payment of deferred financing costs.......................      (7,560)           --
  Payments of preferred dividends...........................        (247)         (341)
  Repayment of long-term debt...............................          --        (1,100)
  Sale (repurchase) of non-voting subsidiary common stock...          14           385
  Decrease in cash overdrafts...............................          --          (279)
                                                               ---------      --------
       Net cash provided by financing activities............     139,907        13,165
                                                               ---------      --------
Net Increase (Decrease) in Cash and Cash Equivalents........        (529)        1,680
Cash and Cash Equivalents, January 1........................       1,942            --
                                                               ---------      --------
Cash and Cash Equivalents, June 30..........................   $   1,413      $  1,680
                                                               =========      ========


    The accompanying notes are an integral part of the financial statements.

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

     The accompanying condensed consolidated financial statements (the "financial statements") include the accounts of Susquehanna Media Co. and all its subsidiaries. All significant intercompany accounts and transactions have been eliminated.


     The balance sheet as of June 30, 1999 and the related statements of income and cash flows for the six month periods ended June 30, 1999 and 1998, have been prepared by the Company without audit. In the opinion of management, the financial statements include all of the adjustments necessary for fair presentation. All adjustments made were of a normal recurring nature. Interim results are not necessarily indicative of results for a full year. These financial statements should be read in conjunction with the audited financial statements of the Company and the notes thereto for the year ended December 31, 1998.


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  RECENT DEVELOPMENTS

     Acquisition of Hanover Cable -- On January 29, 1999, a Cable subsidiary purchased assets serving approximately 16,700 cable subscribers in the Hanover, Pennsylvania area for $33.4 million cash. Pending completion of an acquisition valuation, the purchase price has been equally allocated to property, plant and equipment and intangible assets. Operating results for Hanover have been included in the Company's results of operations since acquisition.

     Financing Changes -- On April 16, 1999, the Company repaid its $46.5 million of insurance company notes with borrowings from its then existing senior bank credit facility. Prepayment penalties of $2.9 million were incurred.

     On May 12, 1999, the Company entered into a new $450 million senior credit facility with a group of financial institutions which replaced its prior senior bank credit facility. The new facility is comprised of a $250 million reducing revolver maturing on June 30, 2007, a $100 million amortizing term loan A maturing on June 30, 2007, and a $100 million amortizing term loan B maturing on June 30, 2008.

     Media simultaneously issued $150 million of 8.5% Senior Subordinated Notes due 2009 at 99.75% of its face amount. Proceeds to Media totaled $145.5 million.


     Employee Stock Ownership Plan (ESOP) -- On March 19, 1999, the Parent's Board of Directors approved creation of an Employee Stock Ownership Plan (ESOP) for Susquehanna Pfaltzgraff Co. Company employees participate in the ESOP. Estimated ESOP expense of $2.5 million was recorded for the six months ended June 30, 1999. On May 12, 1999, the Company made a $116.9 million twenty-year loan to its Parent at a 6% interest rate. Principal and interest payments are receivable annually in December. The loan proceeds were used to fund the ESOP.



     On March 19, 1999, the Parent's Board of Directors approved a cessation of benefit accruals under the Susquehanna Pfaltzgraff Co. Pension Plan effective April 30, 1999. Based on an independent actuarial calculation, the Company has been allocated a $2.3 million curtailment gain.

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

Negative pension expense recognized for the six months ended June 30, 1999 was $0.2 million. Pension expense allocated for the six months ended June 30, 1998 was $0.7 million.


3.  NET INCOME PER SHARE

     The Company computes basic and diluted net income per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share". The following table provides a reconciliation of the computation from basic to diluted net income per share (in thousands, except for per share data):


                                                               1999      1998
                                                              ------    ------
Income before extraordinary loss............................  $9,340    $5,605
Extraordinary loss..........................................  (3,316)       --
                                                              ------    ------
Net income..................................................   6,024     5,605
Preferred dividends declared................................    (247)     (341)
                                                              ------    ------
Basic net income available for common shares................   5,777     5,264
Dilutive effect of potential issuance of SRC common stock...    (603)      (83)
                                                              ------    ------
Dilutive net income available for common shares.............  $5,174    $5,181
                                                              ======    ======
Basic and diluted weighted-average shares...................   1,100     1,100
Basic net income per common share
  Income before extraordinary loss..........................  $ 8.26    $ 4.79
Extraordinary loss..........................................   (3.01)       --
                                                              ------    ------
                                                              $ 5.25      4.79
                                                              ======    ======
Diluted net income per common share
  Income before extraordinary loss..........................  $ 7.66    $ 4.71
  Extraordinary loss........................................   (2.96)       --
                                                              ------    ------
                                                              $ 4.70    $ 4.71
                                                              ======    ======


     SRC refers to Susquehanna Radio Corp., a Company subsidiary.

4.  SEGMENT INFORMATION


     The Company's five business units have separate management teams and infrastructures that offer different products and services. The business units have been aggregated into three reportable segments: Radio, Cable and Other. Segment information for the six months ended June 30, 1999 and 1998 was as follows (in thousands):



                                            RADIO       CABLE        OTHER     CONSOLIDATED
                                           -------    ----------    -------    ------------
1999
Operating income (loss)..................   19,709       7,164          287       27,160
Interest expense, net....................    3,342       5,572        3,092       12,006
Depreciation and amortization............    4,044       9,376          343       13,763
Income (loss) before income taxes,
  minority interests and extraordinary
  loss...................................   18,107       2,017       (1,806)      18,318
Provision (benefit) for income taxes.....    7,254       1,352         (990)       7,616
Identifiable assets......................  217,697     171,944      129,913      519,554
Capital expenditures.....................    1,377      10,177        1,234       12,788

                     SUSQUEHANNA MEDIA CO. AND SUBSIDIARIES

                                            RADIO       CABLE        OTHER     CONSOLIDATED
                                           -------    ----------    -------    ------------
1998
Operating income (loss)..................   15,665       7,928          (49)      23,544
Interest expense, net....................    4,156       4,909        1,335       10,400
Depreciation and amortization............    3,359       7,390          183       10,932
Income (loss) before income taxes and
  minority interests.....................   11,470       3,154       (1,926)      12,698
Provision (benefit) for income taxes.....    4,649       1,499         (761)       5,387
Identifiable assets......................  211,560     132,608        7,119      351,287
Capital expenditures.....................    2,935       9,544          953       13,432


5.  CONTINGENCIES AND COMMITMENTS

     Susquehanna Radio Corp. purchased the assets of WHMA-AM/FM, licensed to Anniston, Alabama for $15.3 million on May 22, 1997. If SRC is permitted to relocate the FM transmitting facilities within six years of acquisition, the purchase agreement provides for an additional payment to the sellers of up to $20 million. It is not possible to determine whether relocation will be approved or to estimate any additional cost at this time.

     An unrelated cable television Multiple System Operator (MSO) owns a 14.9% interest in Susquehanna Cable Co. and a 17.75% interest in each of Susquehanna Cable Co.'s cable television operating subsidiaries. Susquehanna Cable Co. receives a pass-through of the MSO's program rates plus a fee.

     The MSO may offer to purchase the Company's interest in its cable television operations. The Company must either accept or reject an offer within sixty days. If the Company rejects the offer, the MSO may require the Company to repurchase the MSO's holdings at the offer price plus a fee equal to 3% of the MSO's $25 million investment, compounded annually from 1993.

     If the MSO does not offer to purchase the Company's cable television operations by May 28, 2000, the Company may elect to pay the MSO a fee equal to 1 1/2% of the MSO's $25 million investment compounded annually from 1993 and avoid any further fee obligation. No liability has been recorded due to the uncertainty of future events.

     On April 22, 1999, the MSO was granted a three year "Put Right". After an eighteen month holding period beginning May 12, 1999, the MSO may require the Company to repurchase its ownership interest at a price to be determined by independent appraisers. The "Put Right" could not be exercised if exercise would create default under certain debt agreements. If the "Put Right" would be exercised, the Company may, at its sole discretion and in lieu of acquiring the MSO's ownership interests, sell Cable and pay the MSO its pro rata share of net proceeds.

     The Company is involved in litigation and administrative proceedings arising in the normal course of its business. In the opinion of management, the Company's recovery, if any, or the Company's liability, if any, under any pending litigation or administrative proceeding would not materially affect its financial condition or operations.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The by-laws of Susquehanna Media provide for the indemnification of Susquehanna Media's directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of Susquehanna Media pursuant to Susquehanna Media's by-laws and the Delaware General Corporation Law (the "DGCL"), Susquehanna Media is aware that it is the opinion of the SEC that such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

     As permitted by the DGCL, Susquehanna Media's charter eliminates personal liability of Susquehanna Media's directors to Susquehanna Media and its stockholders for monetary damages for breaches of fiduciary duty except for (i) any breach of the director's duty of loyalty to Susquehanna Media or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any transaction from which the director derived an improper personal benefit; and (iv) acts covered by Section 174 of the DGCL relating to unlawful dividends or distributions or stock repurchases or redemptions. As a result of these provisions, Susquehanna Media and its stockholders may be unable to obtain monetary damages from a director for breach of his fiduciary duties.

     Susquehanna Media's by-laws require Susquehanna Media to indemnify directors and officers to the extent permitted under the DGCL. As permitted by the DGCL, the by-laws provide for indemnification of the Company's directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     Susquehanna Pfaltzgraff maintains insurance covering expenditures that may be incurred in connection with the lawful indemnification of the Company's directors and officers for their liabilities and expenses.

ITEM 21. EXHIBITS AND FINANCIAL SCHEDULES.


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
3.1*       -  Certificate of Incorporation of Susquehanna Media Co., as
           amended
3.2*       -  By-laws of Susquehanna Media Co.
4.1*       -  Indenture for the 8 1/2% Senior Subordinated Notes due
           2009, dated as of May 12, 1999, between Susquehanna Media
              Co. and Chase Manhattan Trust Company, National
              Association, as Trustee
4.2*       -  Form of Exchange Global Note for 8 1/2% Senior
           Subordinated Note due 2009
4.3*       -  Form of Exchange Certificated Note for 8 1/2% Senior
              Subordinated Note due 2009
5**        -  Opinion of Hunton & Williams regarding the legality of
           the 8 1/2% Senior Subordinated Notes being registered
10.1**     -  $450 million syndicated credit facility arranged by First
           Union Capital Markets Corp.
10.2**     -  Agreement dated November 6, 1992, by and among Lenfest
           Communications, Inc., Susquehanna Cable Co. and certain
              subsidiaries of Susquehanna Cable Co., as amended
10.3**     -  Management Agreement dated May 24, 1993 by and between
           Susquehanna Pfaltzgraff Co. and Susquehanna Media Co.
12**       -  Computation of ratios of earnings to fixed charges
21**       -  Subsidiaries of Susquehanna Media Co.
23.1**     -  Consent of PricewaterhouseCoopers LLP
23.2**     -  Consent of Hunton & Williams (included in Exhibit 5)
24*        -  Power of attorney is contained on the signature page of this Registration Statement
25**       -  Statement of the eligibility and qualification on Form
           T-1 of Chase Manhattan Trust Company, National Association,
              as Trustee under the Indenture
27***      -  Financial Data Schedule
99.1**     -  Form of Letter of Transmittal
99.2**     -  Form Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees
99.3**     -  Form of Letter to Clients
99.4**     -  Form of Notice of Guaranteed Delivery


---------------

  * Previously filed.



 ** Filed herewith.



*** To be filed by amendment.


ITEM 22. UNDERTAKINGS.

A.  The undersigned registrant hereby undertakes:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to

                Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

          2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

C. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

D. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, State of Pennsylvania, on this 9th day of September, 1999.


                                          SUSQUEHANNA MEDIA CO.

                                                 /s/ PETER P. BRUBAKER
                                          --------------------------------------
                                          Peter P. Brubaker,
                                          Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                     SIGNATURE                                   TITLE                      DATE
                     ---------                                   -----                      ----
             /s/ LOUIS J. APPELL, JR.                   Chairman of the Board of      September 9, 1999
---------------------------------------------------            Directors
               Louis J. Appell, Jr.

               /s/ PETER P. BRUBAKER                   Director, Chief Executive      September 9, 1999
---------------------------------------------------      Officer and President
                 Peter P. Brubaker

               /s/ DAVID E. KENNEDY                     Director, Vice President      September 9, 1999
---------------------------------------------------
                 David E. Kennedy

                /s/ CRAIG W. BREMER                     Director, Secretary and       September 9, 1999
---------------------------------------------------         General Counsel
                  Craig W. Bremer

              /s/ WILLIAM H. SIMPSON                            Director              September 9, 1999
---------------------------------------------------
                William H. Simpson

               /s/ JOHN L. FINLAYSON                    Director, Vice President      September 9, 1999
---------------------------------------------------     (and principal financial
                 John L. Finlayson                                and
                                                          accounting officer)

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
3.1*       -  Certificate of Incorporation of Susquehanna Media Co., as
           amended
3.2*       -  By-laws of Susquehanna Media Co.
4.1*       -  Indenture for the 8 1/2% Senior Subordinated Notes due
           2009, dated as of May 12, 1999, between Susquehanna Media
              Co. and Chase Manhattan Trust Company, National
              Association, as Trustee
4.2*       -  Form of Exchange Global Note for 8 1/2% Senior
           Subordinated Note due 2009
4.3*       -  Form of Exchange Certificated Note for 8 1/2% Senior
              Subordinated Note due 2009
5**        -  Opinion of Hunton & Williams regarding the legality of
           the 8 1/2% Senior Subordinated Notes being registered
10.1**     -  $450 million syndicated credit facility arranged by First
              Union Capital Markets Corp.
10.2**     -  Agreement dated November 6, 1992, by and among Lenfest
           Communications, Inc., Susquehanna Cable Co. and certain
              subsidiaries of Susquehanna Cable Co., as amended
10.3**     -  Management Agreement dated May 24, 1993 by and between
           Susquehanna Pfaltzgraff Co. and Susquehanna Media Co.
12**       -  Computation of ratios of earnings to fixed charges
21**       -  Subsidiaries of Susquehanna Media Co.
23.1**     -  Consent of PricewaterhouseCoopers LLP
23.2**     -  Consent of Hunton & Williams (included in Exhibit 5)
24*        -  Power of attorney is contained on the signature page of this Registration Statement
25**       -  Statement of the eligibility and qualification on Form
           T-1 of Chase Manhattan Trust Company, National Association,
              as Trustee under the Indenture
27***      -  Financial Data Schedule
99.1**     -  Form of Letter of Transmittal
99.2**     -  Form Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees
99.3**     -  Form of Letter to Clients
99.4**     -  Form of Notice of Guaranteed Delivery


---------------

  * Previously filed.


 ** Filed herewith.


*** To be filed by amendment.